Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

among

CENTURYLINK, INC.

WILDCAT MERGER SUB 1 LLC

WWG MERGER SUB LLC

and

LEVEL 3 COMMUNICATIONS, INC.

Dated as of October 31, 2016

i

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of October 31, 2016 (this “Agreement”), among CENTURYLINK, INC., a Louisiana corporation (“Parent”), WILDCAT MERGER SUB 1 LLC, a Delaware limited liability company and an indirect Wholly Owned Subsidiary of Parent (“Merger Sub 1”), WWG MERGER SUB LLC, a Delaware limited liability company and an indirect Wholly Owned Subsidiary of Parent (“Merger Sub 2”), and LEVEL 3 COMMUNICATIONS, INC., a Delaware corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, the respective Boards of Directors of Parent and the Company and the respective boards of managers of Merger Sub 1 and Merger Sub 2 have each approved and declared advisable the merger of Merger Sub 1 with and into the Company (the “Merger”), upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”) and the Delaware Limited Liability Company Act (the “DLLCA”), pursuant to which each share of common stock, par value $0.01 per share, of the Company (“Company Common Stock”), issued and outstanding immediately prior to the Effective Time, other than Dissenting Shares, will be converted into the right to receive a combination of cash and shares of common stock, par value $1.00 per share, of Parent (“Parent Common Stock”);

WHEREAS, immediately following the Merger, the Surviving Corporation will then merge with and into Merger Sub 2 (the “Subsequent Merger” and, together with the Merger, the “Combination”) in accordance with the applicable provisions of the DGCL and the DLLCA and upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the respective Boards of Directors of Parent and the Company, and the respective Boards of Managers of Merger Sub 1 and Merger Sub 2 deem it fair to, advisable to and in the best interests of their respective company to enter into this Agreement and to consummate the Combination and the other transactions contemplated hereby;

WHEREAS, as a condition to Parent entering into this Agreement, and incurring the obligations set forth herein, concurrently with the execution and delivery of this Agreement, Parent is entering into a voting agreement with a certain stockholder (the “Stockholder”) of the Company pursuant to which, among other things, the Stockholder has agreed, subject to the terms thereof, to vote all shares of Company Common Stock it owns in accordance with the terms of such voting agreement;

WHEREAS, for U.S. federal income Tax purposes, Parent, Merger Sub 1, Merger Sub 2 and the Company intend that the Combination will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations promulgated thereunder (“Treasury Regulations”), and this Agreement is intended to be and is adopted as a “plan of reorganization” within the meaning of Sections 354 and 361 of the Code; and

WHEREAS, Parent, Merger Sub 1, Merger Sub 2 and the Company desire to make certain representations, warranties, covenants and agreements in connection with the transactions contemplated hereby and also to prescribe various conditions to the transactions contemplated hereby.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

THE COMBINATION

Section 1.1.      The Merger and the Subsequent Merger.  Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL and the DLLCA, at the Effective Time, Merger Sub 1 will merge with and into the Company, and the separate existence of Merger Sub 1 shall cease. The Company shall continue as the surviving corporation and as a Wholly Owned Subsidiary of Parent and shall continue to be governed by the laws of the State of Delaware (as such, the “Surviving Corporation”).  Immediately after the Effective Time, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL and the DLLCA, the Surviving Corporation will merge with and into Merger Sub 2, and the separate existence of the Surviving Corporation shall cease.  Merger Sub 2 shall continue as the surviving limited liability company and as a Wholly Owned Subsidiary of Parent and shall continue to be governed by the laws of the State of Delaware (as such, the “Surviving Company”).

Section 1.2.      Closing.  Unless this Agreement shall have been terminated pursuant to the provisions of Section 9.1, the closing of the Combination (the “Closing”) will take place on the date that is the later of (i) the third Business Day after the satisfaction or waiver (subject to applicable law) of the conditions (other than those conditions that, by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by law, waiver of those conditions as of the Closing) set forth in Article VIII and (ii) the final day of the Marketing Period or such earlier date as may be specified by Parent on no less than three Business Days’ prior written notice to the Company, unless another time or date is agreed to in writing by the parties hereto (the date of the Closing, the “Closing Date”).  The Closing shall be held at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019, unless another place is agreed to in writing by the parties hereto.

Section 1.3.      Effective Time.  Subject to the provisions of this Agreement, on the Closing Date, Parent and the Company shall file a certificate of merger relating to the Merger as contemplated by the DGCL and the DLLCA (the “Certificate of Merger”) with the Secretary of State of the State of Delaware (the “Secretary of State”), in such form as required by, and executed in accordance with, the DGCL and the DLLCA.  The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State on the Closing Date, or at such other time as Parent and the Company shall agree to and specify in the Certificate of Merger.  As used herein, the “Effective Time” shall mean the time at which the Merger shall become effective. Immediately following the Effective Time, Parent and the Surviving Corporation shall file a certificate of merger relating to the Subsequent Merger as contemplated by the DGCL and the DLLCA (the “Subsequent Certificate of Merger”) with the Secretary of State, in such form as required by, and executed in accordance with, the DGCL and the DLLCA. The Subsequent Merger shall become effective at such time as the Subsequent Certificate of Merger is duly filed with the Secretary of State on the Closing Date or at such other time as Parent and the Company shall agree and specify in the Subsequent Certificate of Merger. As used herein, the “Subsequent Effective Time” shall mean the time at which the Subsequent Merger shall become effective.

Section 1.4.      Effects of the Combination.  At the Effective Time, the effects of the Merger and, at the Subsequent Effective Time, the effects of the Combination, shall be as provided in this Agreement, the Certificate of Merger, the Subsequent Certificate of Merger, and the applicable provisions of the DGCL and the DLLCA.

Section 1.5.      Surviving Company Constituent Documents.

(a)        The certificate of incorporation and bylaws of the Company, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation and bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law, except as otherwise contemplated by this Agreement.

(b)        The certificate of formation and limited liability company agreement of Merger Sub 2, as in effect immediately prior to the Subsequent Effective Time, shall be the certificate of formation and limited liability company agreement, respectively, of the Surviving Company, until thereafter changed or amended as provided therein or by applicable law, except as otherwise contemplated by this Agreement.

Section 1.6.      Surviving Company Managers and Officers.  From and after the Subsequent Effective Time, the managers of Merger Sub 2 in office immediately prior to the Subsequent Effective Time shall be the initial managers of the Surviving Company and the officers of the Company immediately prior to the Subsequent Effective Time shall be the initial officers of the Surviving Company and, in each case, shall hold office from the Subsequent Effective Time until his or her respective successor is duly elected or appointed and qualified or until his or her earlier death, resignation or removal in accordance with the certificate of formation and limited liability company agreement of the Surviving Company or otherwise as provided by applicable law.

Section 1.7.      Capital Stock.

(a)        At the Effective Time by virtue of the Merger and without any action on the part of the holder thereof:

(i)         Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than any Dissenting Shares) shall be converted into (A) 1.4286 (the “Exchange Ratio”) fully paid and nonassessable shares of Parent Common Stock, subject to Section 2.5 with respect to fractional shares (the “Stock Consideration”), and (B) the right to receive $26.50 in cash, without interest (the “Cash Consideration” and, together with the Stock Consideration, the “Merger Consideration”).

(ii)         All shares of Company Common Stock (other than shares referred to in Section 1.7(c)) shall cease to be issued and outstanding and shall be cancelled and retired and shall cease to exist, and each holder of a valid certificate or certificates which immediately prior to the Effective Time represented any such shares of Company Common Stock (a “Certificate”) or evidenced by way of book-entry in the register of stockholders of the Company immediately prior to the Effective Time (“Uncertificated Company Stock”) shall thereafter cease to have any rights with respect to such shares of Company Common Stock, except the right to receive the applicable Merger Consideration and any dividends or other distributions to which holders become entitled, all in accordance with Article II.

(iii)        Each limited liability company interest of Merger Sub 1 issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, par value $0.01 per share, of the Surviving Corporation.

(b)        At the Subsequent Effective Time, all limited liability company interests of Merger Sub 2 issued and outstanding immediately prior to the Subsequent Effective Time shall be cancelled and retired and shall cease to exist. At the Subsequent Effective Time, each share of Surviving Corporation Common Stock issued and outstanding immediately prior to the Subsequent Effective Time shall be converted into one limited liability company interest of the Surviving Company.

(c)        Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and that are owned by stockholders that have properly perfected their rights of appraisal within the meaning of Section 262 of the DGCL (the “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration, unless and until such stockholders shall have failed to perfect any available right of appraisal under applicable law, but, instead, the holders thereof shall be entitled to payment of the appraised value of such Dissenting Shares in accordance with Section 262 of the DGCL.  If any such holder shall have failed to perfect or shall have effectively withdrawn or lost such right of appraisal, the shares of Company Common Stock held by such stockholder shall not be deemed Dissenting Shares for purposes of this Agreement and shall thereupon be deemed to have been converted into the Merger Consideration at the Effective Time in accordance with Section 1.7(a).  The Company shall give Parent (A) prompt notice of any demands for appraisal filed pursuant to Section 262 of the DGCL received by the Company, withdrawals of such demands and any other instruments served or delivered in connection with such demands pursuant to the DGCL and received by the Company and (B) the opportunity and right to participate in all negotiations and proceedings with respect to demands made pursuant to Section 262 of the DGCL.  The Company shall not, except with the prior written consent of Parent, (x) make any payment with respect to any such demand, (y) offer to settle or settle any such demand or (z) waive any failure to timely deliver a written demand for appraisal or timely take any other action to perfect appraisal rights in accordance with the DGCL.

(d)        If prior to the Effective Time, Parent or the Company, as the case may be, should split, subdivide, consolidate, combine or otherwise reclassify the Parent Common Stock or the Company Common Stock, or pay a stock dividend or other stock distribution in Parent Common Stock or Company Common Stock, as applicable, or otherwise change the Parent Common Stock or Company Common Stock into any other securities, or make any other such stock dividend or distribution in capital stock of Parent or the Company in respect of the Parent

Common Stock or the Company Common Stock, respectively, then any number or amount contained herein which is based upon the price of the Parent Common Stock or the number or fraction of shares of Company Common Stock or Parent Common Stock, as the case may be, will be appropriately adjusted to reflect such split, combination, dividend or other distribution or change.

Section 1.8.      Treatment of Company RSU Awards.

(a)        Restricted Stock Units.

(i)         (A) Each Company RSU Award granted prior to April 1, 2014, and (B) each Company RSU Award granted to a non-employee member of the Board of Directors of the Company, in each case, that is outstanding as of the Effective Time shall be cancelled and, in exchange therefor, each holder of such Company RSU Award shall receive from Parent or the Surviving Company within three Business Days following the Closing Date, the Merger Consideration in respect of each share of Company Common Stock covered by such Company RSU Award immediately prior to the Effective Time, provided that any fractional shares that would otherwise be issuable pursuant to this Section 1.8(a)(i) shall be converted into cash in accordance with Section 2.5.  Applicable Tax withholdings with respect to the consideration payable pursuant to this Section 1.8(a)(i) first shall reduce the number of shares of Parent Common Stock payable pursuant to this Section 1.8(a)(i), with the value of such shares equal to the closing price of a share of Parent Common Stock on the Closing Date.

(ii)         Each Company RSU Award granted on or after April 1, 2014 (other than any Company RSU Award granted to a non-employee member of the Board of Directors of the Company) that is outstanding immediately prior to the Effective Time shall be assumed and converted automatically into a restricted stock unit award with respect to a number of shares of Parent Common Stock (each, an “Adjusted RSU Award”) equal to the product obtained by multiplying (A) the total number of shares of Company Common Stock subject to the Company RSU Award immediately prior to the Effective Time by (B) the Equity Award Exchange Ratio, provided, that any fractional shares shall be rounded up to the nearest whole number.  Each Adjusted RSU Award shall otherwise be subject to the same terms and conditions applicable to the Company RSU Award under the Company Stock Plan and the agreements evidencing grants thereunder, including vesting and settlement, provided, that, with respect to any Company RSU Award that is subject to performance-vesting conditions, (I) for purposes of determining the number of shares of Company Common Stock subject to the Company RSU Award immediately prior to the Effective Time, performance shall be based on actual performance through the latest practicable date prior to the Effective Time (or, if earlier, through the end of the applicable performance period), with such performance determined in good faith by the compensation committee of the Board of Directors of the Company (the “Company Compensation Committee”) prior to the Closing Date as set forth in the immediately following sentence and (II) following the Effective Time, the Adjusted RSU Award shall continue to vest based on continued service to Parent and its Subsidiaries (subject to any accelerated vesting in accordance with the terms of such Company RSU Award) and without any ongoing performance-vesting conditions.  For purposes of this Section 1.8(a)(ii), the actual level of performance for any Company RSU Award that is subject to performance-vesting conditions shall be calculated in the ordinary course of business consistent with the Company’s past practice; provided that (x) performance for any partial performance period will be determined for the full performance period using forecasted results as reasonably determined by the Company Compensation Committee, (y) the applicable performance criteria used may be equitably adjusted by the Company Compensation Committee to account for any events or conditions relating to the transactions contemplated hereby (including, without limitation, significant legal, investment bank transaction and integration-related expenses) that affect the Company’s performance against the applicable performance criteria as reasonably determined by the Company Compensation Committee, and (z) the Company shall consult in good faith with Parent reasonably in advance of the determination of performance and the Company shall consider Parent’s input in good faith.

(b)        Company and Parent Actions.  Prior to the Effective Time, the Company shall take all actions necessary (including adopting such resolutions of the Company’s Board of Directors or the Company Compensation Committee) to effect the treatment of Company RSU Awards as contemplated by this Section 1.8.  Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery with respect to the settlement of Adjusted RSU Awards contemplated by Section 1.8(a)(ii), and include in the Registration Statement a sufficient number of shares for such purposes.  Parent shall file with the SEC, following the Effective Time on the Closing Date, a post-effective amendment to the Form S-4 or a registration statement on Form S-8 (or any successor form), to the extent such form is available, relating to the shares of Parent Common Stock issuable with respect to the Adjusted RSU Awards.

Section 1.9.      Reorganization.  This Agreement is intended to constitute a “plan of reorganization” within the meaning of Sections 354 and 361 of the Code, pursuant to which, for such purposes, the Combination is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

ARTICLE II

EXCHANGE OF CERTIFICATES

Section 2.1.      Exchange Fund.  Concurrently with the Effective Time, Parent shall deposit with Computershare Trust Company, N.A. or such other bank or trust company as Parent shall determine and who shall be reasonably satisfactory to the Company (the “Exchange Agent”), in trust for the benefit of holders of shares of Company Common Stock, for exchange in accordance with Section 1.7, (i) uncertificated, book-entry shares representing the number of shares of Parent Common Stock sufficient to deliver, and Parent shall instruct the Exchange Agent to timely deliver, in accordance with the terms of Section 2.2 of this Agreement, the aggregate Stock Consideration and (ii) immediately available funds equal to the aggregate Cash

Consideration and Parent shall instruct the Exchange Agent to timely pay the Cash Consideration subject to and in accordance with the terms of Section 2.2 of this Agreement.  Parent agrees to make available to the Exchange Agent from time to time, as needed, cash sufficient to pay any dividends and other distributions pursuant to Section 2.3.  Any cash and uncertificated, book-entry shares of Parent Common Stock deposited with the Exchange Agent shall hereinafter be referred to as the “Exchange Fund”.  Any amounts payable in respect of Company RSU Awards shall not be deposited with the Exchange Agent but shall instead be paid through the payroll of the Company and its Affiliates in accordance with Section 1.8.

Section 2.2.      Exchange Procedures.

(a)        As promptly as practicable after the Effective Time, the Exchange Agent will send to each record holder of a Certificate or holder of shares of Uncertificated Company Stock other than Certificates in respect of Dissenting Shares, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in a form and have such other provisions as Parent may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates or Uncertificated Company Stock in exchange for the Merger Consideration.  As soon as reasonably practicable after the Effective Time, each holder of a Certificate, upon surrender of a Certificate to the Exchange Agent together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, shall be entitled to receive in exchange therefor the number of full shares of Parent Common Stock (which shall be in uncertificated, book-entry form), and the amount of cash (including amounts to be paid pursuant to Section 1.8(a) and in respect of any dividends or other distributions to which holders are entitled pursuant to Section 2.3, if any), into which the aggregate number of shares of Company Common Stock previously represented by such Certificate shall have been converted pursuant to this Agreement.  The Exchange Agent shall accept such Certificates upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices.

(b)        No interest will be paid or will accrue on any cash payable pursuant to Section 1.8(a) or 2.3.

(c)        In the event of a transfer of ownership of Company Common Stock which is not registered in the transfer records of the Company, one or more shares of Parent Common Stock evidencing, in the aggregate, the proper number of shares of Parent Common Stock, a check in the proper amount of cash pursuant to Section 1.8(a) and any dividends or other distributions to which such holder is entitled pursuant to Section 2.3, may be issued with respect to such Company Common Stock to such a transferee only if the Certificate representing such shares of Company Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid.

Section 2.3.      Distributions with Respect to Unexchanged Shares.  No dividends or other distributions declared or made with respect to shares of Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock that such holder would be entitled to receive upon surrender of such Certificate.  Subject to escheat, Tax or other applicable law, following surrender of any such Certificate, there shall be paid to such holder of shares of Parent Common Stock issuable in exchange therefor, without interest, (a) promptly after the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock, and (b) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such shares of Parent Common Stock.

Section 2.4.      No Further Ownership Rights in Company Common Stock.  All shares of Parent Common Stock issued and cash paid upon conversion of shares of Company Common Stock in accordance with the terms of Article I and this Article II (including any cash paid pursuant to Section 2.3) shall be deemed to have been issued or paid in full satisfaction of all rights pertaining to the shares of Company Common Stock.

Section 2.5.      No Fractional Shares of Parent Common Stock.  No certificates or scrip representing less than one share of Parent Common Stock shall be issued upon the surrender for exchange of Certificates representing Company Common Stock pursuant to Section 1.7 hereof.  Notwithstanding any other provision of this Agreement, each holder of Company Common Stock converted pursuant to Section 1.7 hereof who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all shares of Company Common Stock held by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional amount multiplied by the last reported sale price of Parent Common Stock on the NYSE (as reported in The Wall Street Journal or, if not reported therein, in another authoritative source mutually selected by Parent and the Company) on the last complete trading day prior to the date of the Effective Time.

Section 2.6.      Termination of Exchange Fund.  Any portion of the Exchange Fund which remains undistributed to the holders of Certificates for six months after the Effective Time shall be delivered to the Surviving Company or otherwise on the instruction of the Surviving Company, and any holders of Certificates who have not theretofore complied with this Article II shall thereafter look only to the Surviving Company and Parent (subject to abandoned property, escheat or other similar laws) for the Merger Consideration with respect to the shares of Company Common Stock formerly represented thereby to which such holders are entitled pursuant to Section 1.7 and any dividends or distributions with respect to shares of Parent Common Stock to which such holders are entitled pursuant to Section 2.3.

Section 2.7.      No Liability.  None of Parent, Merger Sub 1, Merger Sub 2, the Company, the Surviving Company or the Exchange Agent shall be liable to any Person in respect of any Merger Consideration from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.  Any portion of the Exchange Fund which remains undistributed to the holders of Certificates immediately prior to such date on which the Exchange Fund would otherwise escheat to, or become the property of, any Governmental Entity, shall, to the extent permissible by applicable law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

Section 2.8.      Investment of the Exchange Fund.  Any funds included in the Exchange Fund may be invested by the Exchange Agent, as directed by Parent; provided that such investments shall be in obligations of or guaranteed by the United States of America and backed by the full faith and credit of the United States of America or in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Services, Inc. or Standard & Poor’s Corporation, respectively.  Any interest and other income resulting from such investments shall promptly be paid to Parent.  Any loss of any of the funds included in the Exchange Fund shall be for the account of Parent and shall not alter Parent’s obligation to pay the Merger Consideration.

Section 2.9.      Lost Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Company, the posting by such Person of a bond in such reasonable amount as the Surviving Company may direct as indemnity against any claim that may be made against it with respect to such Certificate or other documentation (including an indemnity in customary form) reasonably requested by Parent, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration with respect to the shares of Company Common Stock formerly represented thereby, and any unpaid dividends and distributions on shares of Parent Common Stock deliverable in respect thereof, pursuant to this Agreement.

Section 2.10.    Withholding Rights.  Each of the Surviving Company, Parent, Merger Sub 1 and the Exchange Agent shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code and the regulations promulgated thereunder, or any provision of state, local or non-U.S. Tax law.  To the extent that amounts are so deducted and withheld by the Surviving Company, Parent, Merger Sub 1 or the Exchange Agent, as the case may be, and paid over to the relevant taxing authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 2.11.    Further Assurances.  At and after the Effective Time, the officers and directors of the Surviving Company will be authorized to execute and deliver, in the name and on behalf of the Company, Merger Sub 1 or Merger Sub 2, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company, Merger Sub 1 or Merger Sub 2, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Company any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Company as a result of, or in connection with, the Merger.

Section 2.12.    Stock Transfer Books.  From and after the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of shares of Company Common Stock thereafter on the records of the Company.  From and after the Effective Time, the holders of Certificates shall cease to have any rights with respect to such shares of Company Common Stock formerly represented thereby, except as otherwise provided herein or by law.  On or after the Effective Time, any Certificates presented to the Exchange Agent or Parent for any reason shall be converted into the Merger Consideration with respect to the shares of Company Common Stock formerly represented thereby, and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 2.3.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as otherwise expressly disclosed in the Company SEC Reports filed prior to the date hereof (other than (i) any information that is contained solely in the “Risk Factors” section of such Company SEC Reports and (ii) any forward-looking statements, or other statements that are similarly predictive or forward-looking in nature, contained in such Company SEC Reports) or as set forth in the corresponding sections or subsections of the Company Disclosure Schedule (or, pursuant to Section 10.2(b), as set forth in any section or subsection of the Company Disclosure Schedule to the extent the applicability thereof is readily apparent from the face of the Company Disclosure Schedule), the Company hereby represents and warrants to Parent, Merger Sub 1 and Merger Sub 2 as follows:

Section 3.1.      Organization.

(a)        The Company is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the requisite corporate power to own its properties and assets and to conduct its business as now conducted, except where the failure to be so qualified or in good standing in such jurisdiction would not, individually or in the aggregate, have a Company Material Adverse Effect.  Copies of the Company Organizational Documents, with all amendments thereto to the date hereof, have been made available to Parent or its representatives, and such copies are accurate and complete as of the date hereof.

(b)        Each of the Subsidiaries of the Company is duly organized, validly existing and in good standing or similar concept under the laws of the jurisdiction of its organization and has all requisite corporate, limited liability company or limited partnership power (as the case may be) to own its properties and assets and to conduct its business as now conducted, except where the failure thereof would not, individually or in the aggregate, have a Company Material Adverse Effect.  Copies of the organizational documents of each Subsidiary of the Company listed on Schedule 3.1(b) of the Company Disclosure Schedule, with all amendments thereto to the date hereof, have been made available to Parent or its representatives, and such copies are accurate and complete as of the date hereof.

Section 3.2.      Qualification to Do Business.  Each of the Company and its Subsidiaries is duly qualified to do business as a foreign corporation, limited liability company or partnership (as the case may be) and is in good standing or similar concept in every jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, have a Company Material Adverse Effect.

Section 3.3.      No Conflict or Violation.  The execution, delivery and, subject to the receipt of the Required Company Vote, performance by the Company of this Agreement do not and will not (i) violate or conflict with any provision of any Company Organizational Document or any of the organizational documents of the Subsidiaries of the Company, (ii) subject to the receipt of any consents set forth in Section 3.4 (including Schedule 3.4 of the Company Disclosure Schedule), violate any provision of law, or any order, judgment or decree of any Governmental Entity, (iii) subject to the receipt of any consents set forth in Section 3.4 (including Schedule 3.4 of the Company Disclosure Schedule), result in the creation or imposition of any Lien (other than any Permitted Lien) upon any of the assets, properties or rights of either of the Company or any of its Subsidiaries or result in or give to others any rights of cancellation, modification, amendment, acceleration, revocation or suspension of any of the Company Licenses and Permits or (iv) violate or result in a breach of or constitute (with due notice or lapse of time or both) a default under or result in or give to others any rights of cancellation, modification, amendment, or acceleration under, any contract, agreement, lease or instrument to which the Company or any of its Subsidiaries is a party or by which it is bound or to which any of its properties or assets is subject, except in each case for any of the foregoing arising as a result of the Financing and except with respect to clauses (ii), (iii) and (iv), for any such violations, breaches or defaults that would not, individually or in the aggregate, have a Company Material Adverse Effect.  The COC Consent Solicitations would not violate or conflict in any material respect with the indentures governing the Notes or the Existing Credit Agreement.

Section 3.4.      Consents and Approvals.  No consent, waiver, authorization or approval of any Governmental Entity, and no declaration or notice to or filing or registration with any Governmental Entity, is necessary or required in connection with the execution and delivery of this Agreement by the Company or the performance by the Company or its Subsidiaries of their obligations hereunder, except for:  (i)  the filing of the Certificate of Merger with the Secretary of State in accordance with the DGCL; (ii) the filing of the Subsequent Certificate of Merger with the Secretary of State in accordance with the DGCL and the DLLCA; (iii) the filing of a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”); (iv) the filing of applications or notices regarding the transaction that is the subject of this Agreement (including the financing thereof) jointly by the parties with the FCC and State Regulators for, in the case of applications, approval of the transfer of control of the Company, and receipt of such approvals; (v) if applicable, notification to and clearance by CFIUS under Section 721 of the United States Defense Production Act of 1950, as amended (codified at 50 U.S.C. § 4565), and the regulations promulgated thereunder (31 C.F.R. Part 800) (“Section 721”); (vi) the filing of a notice by the Company with the U.S. Departments of Defense, Homeland Security, and Justice (the “Team Telecom Agencies”) pursuant to the terms of the September 26, 2011, network security agreement by and between the Company and the Team Telecom Agencies (the “2011 NSA”) regarding a planned change in control of the Company and amendment or termination of the 2011 NSA or negotiation of a new mitigation instrument with the Team Telecom Agencies; (vii) the filing of an updated certificate pertaining to foreign interests by the Company with the Defense Security Service (“DSS”) regarding a planned change in foreign ownership, control, and influence (“FOCI”) of Parent; (viii) applicable requirements of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”) and of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”); (ix) such consents, waivers, authorizations or approvals of any Governmental Entity set forth on Schedule 3.4 of the Company Disclosure Schedule; and (x) such other consents, waivers, authorizations, approvals, declarations, notices, filings or registrations as will be obtained or made prior to the Closing or which, if not obtained or made, would not have a Company Material Adverse Effect or prevent or materially delay the consummation of the transactions contemplated by this Agreement.

Section 3.5.      Authorization and Validity of Agreement.  The Company has all requisite corporate power and authority to execute, deliver and, subject to receipt of the Required Company Vote, perform its obligations under this Agreement and to consummate the transactions contemplated hereby and thereby.  The execution and delivery of this Agreement by the Company and the performance by the Company of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby have been duly authorized by the Board of Directors of the Company and all other necessary corporate action on the part of the Company, other than the Required Company Vote, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement and the transactions contemplated hereby and thereby.  This Agreement has been duly and validly executed and delivered by the Company and, assuming due execution and delivery by Parent, Merger Sub 1 and Merger Sub 2, shall constitute a legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms, subject to (i) the effect of bankruptcy, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting the enforcement of creditors’ rights generally, and (ii) general equitable principles (whether considered in a proceeding in equity or at law).

Section 3.6.      Capitalization and Related Matters.

(a)        The authorized capital stock of the Company consists of 443,333,333 shares of Company Common Stock and 10,000,000 shares of preferred stock (the “Company Preferred Stock”).  As of October 28, 2016, 359,917,389 shares of Company Common Stock were issued and outstanding, and there are no shares of Company Preferred Stock issued or outstanding.  As of October 14, 2016, there were (i) 6,432,858 shares of Company Common Stock underlying outstanding and unvested Company RSU Awards, assuming maximum achievement of any applicable performance goals and (ii) 13,302,150 shares of Company Common Stock available for issuance under the Company Stock Plan (determined assuming maximum achievement of any applicable performance goals with respect to then-outstanding and unvested Company RSU Awards).

(b)        The issued and outstanding shares of Company Common Stock (i) have been duly authorized and validly issued and are fully paid and nonassessable and (ii) were issued in compliance with all applicable U.S. federal and state securities laws.  Except as set forth above in Section 3.6(a), and except for (x) shares of Company Common Stock issued since October 14, 2016 pursuant to Company RSU Awards outstanding as of October 14, 2016 and (y) shares of the Company Common Stock issuable in the ordinary course of business consistent with past practice to satisfy a Company-match pursuant to any defined contribution Company Benefit Plan that contains a cash or deferred arrangement intended to meet the requirements of Section 401(k) of the Code, no shares of capital stock of the Company are issued and outstanding and the Company does not have outstanding any securities convertible into or exchangeable for any shares of capital stock of the Company, any rights to subscribe for or to purchase or any options for the purchase of, or any agreements providing for the issuance (contingent or otherwise) of, or any calls, commitments or known claims of any other character relating to the issuance of, any capital stock of the Company, or any stock or securities convertible into or exchangeable for any capital stock of the

Company; and, other than pursuant to the Stockholder Rights Agreement, dated as of April 10, 2011, by and between the Company and the Stockholder, the Company is not subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire, or to register under the Securities Act, any shares of capital stock of the Company.  The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.  Except as set forth above in Section 3.6(a), there are no outstanding stock options, restricted stock units, restricted stock, stock appreciation rights, “phantom” stock rights, performance units, or other compensatory rights or awards (in each case, issued by the Company or any of its Subsidiaries), that are convertible into or exercisable for a share of Company Common Stock on a deferred basis or otherwise or other rights that are linked to, or based upon, the value of Company Common Stock.  All Company RSU Awards are evidenced by award agreements in the forms previously made available to Parent.

(c)        Other than the Rights Agreement, the Company has no rights plan, “poison-pill” or other similar agreement or arrangement or any anti-takeover provision in the Company Organizational Documents that is, or at the Effective Time shall be, applicable to the Company, the Company Common Stock, the Combination or the other transactions contemplated by this Agreement.

(d)        All of the outstanding shares of capital stock, or membership interests or other ownership interests of, each Subsidiary of the Company, as applicable, are validly issued, fully paid and nonassessable and are owned of record and beneficially by the Company, directly or indirectly.  The Company has, as of the date hereof and shall have on the Closing Date, valid and marketable title to all of the shares of capital stock of, or membership interests or other ownership interests in, each Subsidiary of the Company, free and clear of any Liens other than Permitted Liens.  Such outstanding shares of capital stock of, or membership interests or other ownership interests in, the Subsidiaries of the Company, as applicable, are the sole outstanding securities of such Subsidiaries; the Subsidiaries of the Company do not have outstanding any securities convertible into or exchangeable for any capital stock of, or membership interests or other ownership interests in, such Subsidiaries, any rights to subscribe for or to purchase or any options for the purchase of, or any agreements providing for the issuance (contingent or otherwise) of, or any calls, commitments or claims of any other character relating to the issuance of, any capital stock of, or membership interests or other ownership interests in, such Subsidiaries, or any stock or securities convertible into or exchangeable for any capital stock of, or membership interests or other ownership interests in, such Subsidiaries; and neither the Company nor any of its Subsidiaries is subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire, or to register under the Securities Act, any capital stock of, or membership interests or other ownership interests in, any Subsidiary of the Company.

Section 3.7.      Subsidiaries and Equity Investments.  The Company and its Subsidiaries do not directly or indirectly own, or hold any rights to acquire, any material capital stock or any other material securities, interests or investments in any other Person other than (a) their Subsidiaries or (b) investments that constitute cash or cash equivalents.  No Subsidiary of the Company owns any shares of capital stock of the Company.  There are no outstanding stock options, restricted stock units, restricted stock, stock appreciation rights, “phantom” stock rights, performance units, or other compensatory rights or awards (in each case, issued by the Company or any of its Subsidiaries) that are convertible into or exercisable for any capital stock of, or membership interests or other ownership interests in, any Subsidiary of the Company, on a deferred basis or otherwise or other rights that are linked to, or based upon, the value of any capital stock of, or membership interests or other ownership interests in, any Subsidiary of the Company.

Section 3.8.      Company SEC Reports.

(a)        The Company and its Subsidiaries have filed each report and definitive proxy statement (together with all amendments thereof and supplements thereto) required to be filed by the Company or any of its Subsidiaries pursuant to the Exchange Act with the SEC since January 1, 2014 (as such documents have since the time of their filing been amended or supplemented, the “Company SEC Reports”).  As of their respective dates, after giving effect to any amendments or supplements thereto filed prior to the date hereof, the Company SEC Reports (i) complied as to form in all material respects with the requirements of the Exchange Act, and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)        The audited consolidated financial statements and unaudited interim consolidated financial statements (including, in each case, the notes, if any, thereto) included in the Company SEC Reports complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto and except with respect to unaudited statements as permitted by Form 10-Q of the SEC) and fairly present (subject, in the case of the unaudited interim financial statements included therein, to normal year-end adjustments and the absence of complete footnotes) in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of their operations and cash flows for the respective periods then ended.

Section 3.9.      Absence of Certain Changes or Events.

(a)        Since December 31, 2015, there has not been any Company Material Adverse Effect.

(b)        Since December 31, 2015 through the date hereof, there has not been any material loss, damage, destruction or other casualty to the assets or properties of either of the Company or any of its Subsidiaries (other than (x) any for which insurance awards have been received or guaranteed and (y) for such failures as would not individually or in the aggregate have a Company Material Adverse Effect).

(c)        Since December 31, 2015 through the date hereof, each of the Company and each of its Subsidiaries has operated in the ordinary course of business and has not:

(i)         (A) lent money to any Person (other than to the Company or any of its Wholly Owned Subsidiaries) or incurred or guaranteed any Indebtedness for borrowed money or (B) entered into any capital lease obligation, in each case, in excess of $10,000,000 in the aggregate, other than among the Company or any of its Wholly Owned Subsidiaries;

(ii)         failed to discharge or satisfy any material Lien or pay or satisfy any obligation or liability or accounts payable (whether absolute, accrued, contingent or otherwise) in excess of $10,000,000, other than Permitted Liens and obligations and liabilities being contested in good faith and for which adequate reserves have been provided in accordance with GAAP;

(iii)        mortgaged, pledged or subjected to any Lien (other than Permitted Liens) any of its assets, properties or rights in excess of $10,000,000;

(iv)        sold or transferred any of its material assets or cancelled any material debts in excess of $10,000,000;

(v)        in the case of the Company and any Subsidiary that is not a Wholly Owned Subsidiary, declared, paid, or set aside for payment any dividend or other distribution in respect of shares of its capital stock, membership interests or other securities, or redeemed, purchased or otherwise acquired, directly or indirectly, any shares of its capital stock, membership interests or other securities;

(vi)        (A) changed any of its material accounting principles or practices, except as required by GAAP or by the SEC, or (B) changed its material Tax elections, or entered into any material closing agreement or settled or compromised any material claim or assessment, in each case in respect of material Taxes; or

(vii)       entered into any agreement or made any commitment to do any of the foregoing.

Section 3.10.    Tax Matters.

(a)        Except as would not, individually or in the aggregate, have a Company Material Adverse Effect:

(i)         (A) the Company and each of its Subsidiaries have filed with the appropriate taxing authority when due (taking into account any extension of time within which to file) all Tax Returns required by applicable law to be filed with respect to the Company and each of its Subsidiaries, (B) all such Tax Returns are true, correct and complete in all respects, and (C) all Taxes of the Company and each of its Subsidiaries (including any Taxes that are required to be deducted and withheld in connection with any amounts paid or owing to any employee, creditor, independent contractor or other third party) required to have been paid have been paid in full, except for Taxes being contested in good faith or that have been adequately provided for, in accordance with GAAP, in the Company SEC Reports filed prior to the date hereof;

(ii)         there is no action, suit, proceeding, investigation or audit now pending or that has been proposed in writing with respect to the Company or any of its Subsidiaries in respect of any Tax, nor has any claim for additional Tax been asserted in writing by any taxing authority;

(iii)        since January 1, 2014, no claim has been made in writing by any taxing authority in a jurisdiction where the Company or any of its Subsidiaries has not filed income or franchise Tax Returns that it is or may be subject to income or franchise Tax by such jurisdiction;

(iv)        (A) there is no outstanding request for any extension of time for the Company or any of its Subsidiaries to pay any Taxes or file any Tax Returns, other than any such request made in the ordinary course of business; (B) there is no waiver or extension of any applicable statute of limitations for the assessment or collection of any Taxes of the Company or any of its Subsidiaries that is currently in force, and there has been no written request by a Governmental Entity to execute such a waiver or extension; and (C) neither the Company nor any of its Subsidiaries is a party to or bound by any agreement (other than (1) any commercial contract entered into in the ordinary course and not primarily related to Taxes or (2) any agreement solely among the Company and/or its Subsidiaries) providing for the payment of Taxes, payment for Tax losses, entitlements to refunds or similar Tax matters;

(v)        neither the Company nor any of its Subsidiaries has participated in any “listed transaction” as defined in Treasury Regulations Section 1.6011-4(b)(2);

(vi)        within the last two years, neither the Company nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code;

(vii)       there is no Lien, other than a Permitted Lien, on any of the assets or properties of the Company or its Subsidiaries as a result of any failure or alleged failure to pay any Tax;

(viii)      neither the Company nor any of its Subsidiaries has any liability for the Taxes of any Person (other than any of the Company and its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of U.S. state or local or non-U.S. law), or as a transferee or successor; and

(ix)        the Company and its Subsidiaries are not bound with respect to the current or any future taxable period by any closing agreement (within the meaning of Section 7121(a) of the Code) or other written agreement with a taxing authority.

(b)        Neither the Company nor any of its Subsidiaries has taken or agreed to take any action, or is aware of the existence of any fact or circumstance, that would reasonably be expected to impede or prevent the Combination from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(c)        As of December 31, 2015, the consolidated federal income Tax Return group of which the Company is the common parent had federal net operating loss carryforwards of at least nine billion seven hundred million dollars ($9,700,000,000).  As of the date hereof, such net operating loss carryforwards are not subject to limitation under Section 382 of the Code or any similar provision of applicable law.

Section 3.11.    Absence of Undisclosed Liabilities.  There are no liabilities or obligations of the Company or any Subsidiary thereof of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than (a) liabilities or obligations disclosed, reflected or reserved against and provided for in the consolidated balance sheet of the Company as of December 31, 2015 included in the Company SEC Reports filed prior to the date hereof or referred to in the notes thereto, (b) liabilities or obligations incurred in the ordinary course of business consistent with past practice since December 31, 2015, (c) liabilities or obligations that would not, individually or in the aggregate, have a Company Material Adverse Effect, or (d) liabilities or obligations incurred pursuant to this Agreement.

Section 3.12.    Company Property.

(a)        All material real property (other than repeater or amplifier sites) owned by the Company and its Subsidiaries as of the date hereof is hereinafter referred to as the “Company Owned Real Property”.  The Company and its Subsidiaries have good and valid title to all of the Company Owned Real Property, free and clear of Liens other than Permitted Liens. All leases, site leases, subleases and occupancy agreements, together with all material amendments thereto, in which either of the Company or its Subsidiaries has a leasehold interest, license or similar occupancy rights, whether as lessor or lessee, and which involve payments by the Company or its Subsidiaries in excess of $10,000,000 per year are hereinafter each referred to as a “Company Lease” and, collectively, the “Company Leases”; the property covered by Company Leases under which either of the Company or its Subsidiaries is a lessee is referred to herein as the “Company Leased Real Property”; the Company Leased Real Property, together with the Company Owned Real Property, collectively being the “Company Property”.

(b)        Since December 31, 2015, no party to any Company Lease has given either of the Company or its Subsidiaries written notice of or, to the Knowledge of the Company, made a claim with respect to any breach or default, except for such defaults or breaches that, individually or in the aggregate, would not have a Company Material Adverse Effect. All Company Leases are valid and in full force and effect, subject to the rights of creditors generally and the availability of equitable remedies, except as would not have, individually or in the aggregate, a Company Material Adverse Effect.

(c)        Other than with respect to IRUs, co-location, cross-connection, interconnection, entrance facilities or other rights incidental to the provision of services established in the ordinary course of business, none of the material Company Owned Real Property is subject to any option or other agreement granting to any Person or entity any right to obtain title to all or any portion of such property.

Section 3.13.    Intellectual Property.

(a)        Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, (i) the Company and its Subsidiaries own all right, title and interest in and to, or have valid and enforceable licenses to use, all the Company Intellectual Property; (ii) to the Knowledge of the Company, no third party is infringing any Company Owned Intellectual Property; (iii) to the Knowledge of the Company, the Company and its Subsidiaries are not infringing, misappropriating or violating any Intellectual Property right of any third party; and (iv) as of the date hereof, there is no claim, suit, action or proceeding pending or, to the Knowledge of the Company, threatened against the Company or its Subsidiaries:  (A) alleging any such violation, misappropriation or infringement of a third party’s Intellectual Property rights; or (B) challenging the Company’s or its Subsidiaries’ ownership or use of, or the validity or enforceability of, any Company Owned Intellectual Property.

(b)        All material issued Patents, registered trademarks and service marks, registered copyrights, and applications for any of the foregoing, in each case issued by, filed with, or recorded by, any Governmental Entity and constituting Company Owned Intellectual Property are hereinafter referred to as the “Company Registered Intellectual Property”.  All Company Registered Intellectual Property is owned by the Company and/or its Subsidiaries, free and clear of all Liens other than Permitted Liens.

Section 3.14.    Licenses and Permits.

(a)        The Company and its Subsidiaries own or possess all right, title and interest in and to each of their respective material licenses, permits, franchises, registrations, authorizations and approvals issued or granted to any of the Company or its Subsidiaries by any Governmental Entity as of the date hereof (the “Company Licenses and Permits”).  The Company has taken all necessary action to maintain such Company Licenses and Permits, except for such failures that would not, individually or in the aggregate, have a Company Material Adverse Effect.  Each Company License and Permit has been duly obtained, is valid and in full force and effect, and is not subject to any pending or, to the Knowledge of the Company, threatened administrative or judicial proceeding to revoke, cancel, suspend or declare such Company License and Permit invalid in any respect, except, in each case, as would not, individually or in the aggregate, have a Company Material Adverse Effect.  The Company Licenses and Permits are sufficient and adequate in all material respects to permit the continued lawful conduct of the business of the Company and its Subsidiaries as presently conducted, and none of the operations of the Company or its Subsidiaries is being conducted in a manner that violates in any material respects any of the terms or conditions under which any Company License and Permit was granted, except for such failures that would not, individually or in the aggregate, have a Company Material Adverse Effect.

(b)        The operations of the Company and its Subsidiaries are in compliance in all material respects with the terms and conditions of the Communications Act of 1934, as amended by the Telecommunications Act of 1996 (the “Communications Act”), the Cable Landing License Act of 1921 (“Cable Landing License Act”), applicable U.S. state or non-U.S. law and the published rules, regulations, and policies promulgated by any Governmental Entity, and neither the Company nor its Subsidiaries have done anything or failed to do anything which reasonably could be expected to cause the loss of any of the material Company Licenses and Permits.

(c)        No petition, action, investigation, notice of violation or apparent liability, notice of forfeiture, order to show cause, complaint, or proceeding seeking to revoke, reconsider the grant of, cancel, suspend, or modify any of the material Company Licenses and Permits is pending or, to the Knowledge of the Company, threatened before any Governmental Entity except for such failures that would not, individually or in the aggregate, have a Company Material Adverse Effect.  No notices have been received by, and no claims have been filed against, the Company or its Subsidiaries alleging a failure to hold any material requisite permits, regulatory approvals, licenses or other authorizations.

Section 3.15.    Compliance with Law.

(a)        Since January 1, 2014, the operations of the business of the Company and its Subsidiaries have been conducted in accordance with all applicable laws, regulations, orders and other requirements of all Governmental Entities having jurisdiction over such entity and its assets, properties and operations, except for any of the foregoing that would not, individually or in the aggregate, have a Company Material Adverse Effect.  Since January 1, 2014, none of the Company or its Subsidiaries has received notice of any violation (or any investigation with respect thereto) of any such law, regulation, order or other legal requirement, and none of the Company or its Subsidiaries is in default with respect to any order, writ, judgment, award, injunction or decree of any national, federal, state or local court or governmental or regulatory authority or arbitrator, domestic or foreign, applicable to any of its assets, properties or operations, except for any of the foregoing that would not, individually or in the aggregate, have a Company Material Adverse Effect.

(b)        The Company and each of its officers are in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated under such act or the Exchange Act (the “Sarbanes-Oxley Act”) and (ii) the applicable listing and corporate governance rules and regulations of the NYSE.  Except as permitted by the Exchange Act, including, without limitation, Sections 13(k)(2) and (3), since the enactment of the Sarbanes-Oxley Act, neither the Company nor any of its Affiliates has made, arranged or modified (in any material way) personal loans to any executive officer or director of the Company.

(c)        The management of the Company has (i) implemented (x) disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the management of the Company by others within those entities and (y) a system of internal control over financial reporting sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and (ii) disclosed, based on its most recent evaluation prior to the date hereof, to the Company’s auditors and the audit committee of the Company’s Board of Directors (A) any significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data and has identified for the Company’s auditors any material weaknesses in internal controls and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls.

Section 3.16.    Litigation.  Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, there are no claims, actions, suits, proceedings, subpoenas or investigations pending or, to the Knowledge of the Company, threatened, before any Governmental Entity, or before any arbitrator of any nature, brought by or against any of the Company or its Subsidiaries or any of their officers or directors involving or relating to the Company or its Subsidiaries, the assets, properties or rights of any of the Company and its Subsidiaries or the transactions contemplated by this Agreement.  There is no judgment, decree, injunction, ruling or order of any Governmental Entity or before any arbitrator of any nature outstanding, or to the Knowledge of the Company, threatened, against either of the Company or any of its Subsidiaries, except for any of the foregoing that would not, individually or in the aggregate, have a Company Material Adverse Effect.

Section 3.17.    Contracts.

(a)        Schedule 3.17(a) of the Company Disclosure Schedule sets forth a complete and correct list in all material respects of all Contracts (other than Company Benefit Plans) as of the date hereof.

(b)        Each Contract is valid, binding and enforceable against the Company or its Subsidiaries and, to the Knowledge of the Company, against the other parties thereto in accordance with its terms, and in full force and effect subject to the rights of creditors generally and the availability of equitable remedies, except to the extent the failure to be in full force and effect would not have, individually or in the aggregate, a Company Material Adverse Effect.  Each of the Company and its Subsidiaries has performed all obligations required to be performed by it to date under, and is not in default or delinquent in performance, status or any other respect (claimed or actual) in connection with, any Contract, and no event has occurred which, with due notice or lapse of time or both, would, individually or in the aggregate, constitute such a default except as would not have a Company Material Adverse Effect.  To the Knowledge of the Company, as of the date hereof, no other party to any Contract is in default in respect thereof, and no event has occurred which, with due notice or lapse of time or both, would, individually or in the aggregate, constitute such a default except as would not have a Company Material Adverse Effect.

(c)        A “Contract” means any written agreement, contract or commitment (provided, that in the case of Customer Contracts and Vendor Contracts, all such written agreements, contracts or commitments relating to such customer or vendor shall be deemed one Contract) to which either of the Company or any of its Subsidiaries is a party or by which it or any of its assets are bound constituting:

(i)         a contract or agreement with one of the top 20 customers (each, a “Customer”) by revenue derived by the Company and its Subsidiaries (taken together), for the year ended December 31, 2015, pursuant to which the Company or any of its Subsidiaries has sold goods and/or services (the “Customer Contracts”);

(ii)         a contract or agreement with one of the top 20 vendors that provide the Company or any of its Subsidiaries with equipment, telecommunications access services or fiber IRUs (each, a “Vendor”) by dollar amount paid to such vendors by the Company and its Subsidiaries (taken together), for the year ended December 31, 2015 (the “Vendor Contracts”);

(iii)        a material peering agreement of the Company and its Subsidiaries;

(iv)        a mortgage, indenture, security agreement, guaranty, pledge or other agreement or instrument relating to the borrowing of money or extension of credit (other than accounts receivable or accounts payable in the ordinary course of business and consistent with past practice) in an amount in excess of $10,000,000;

(v)        a contract or agreement creating a capital lease obligation in excess of $10,000,000;

(vi)        a material joint venture, partnership or limited liability company agreement with third parties (excluding any limited liability company agreement of any Wholly Owned Subsidiary of the Company);

(vii)       other than Company permits, authorizations or licenses restricting operations to a specific geographical territory, a non-competition agreement or any other agreement or obligation (other than customary agency, sales representative and distribution agreements entered into in the ordinary course) which purports to limit in any material respect (i) the manner in which, or the localities in which, the business of the Company or its Subsidiaries may be conducted that is material to the Company and its Subsidiaries, taken as a whole or (ii) the ability of either of the Company or its Subsidiaries to provide any type of service that is material to the Company and its Subsidiaries, taken as a whole;

(viii)      an agreement limiting or restricting the ability of any of the Company or its Subsidiaries to make distributions or declare or pay dividends in respect of its capital stock or membership interests, as the case may be;

(ix)        an agreement (other than capital leases) requiring capital expenditures (other than capital lease obligations) in excess of $10,000,000, provided that this clause (ix) shall not include customer agreements, purchase orders or statements of work for network or software development entered into in the ordinary course of business consistent with the Company’s capital expenditure forecast;

(x)        an agreement or offer to acquire all or a substantial portion of the capital stock, business, property or assets of any other Person in each case that would be material to the Company and the acquisition contemplated by such agreement or offer has not been completed as of the date hereof; or

(xi)        an agreement pursuant to which the Company or its Subsidiaries uses or has the right to use material network infrastructure, including fiber, conduit space, power and other associated property necessary to operate a fiber optic network requiring payments by the Company in excess of $15,000,000 in a fiscal year.

Section 3.18.    Employee Plans.

(a)        Section 3.18(a) of the Company Disclosure Schedule contains a correct and complete list of each material Company Benefit Plan subject to the laws of the United States. No later than thirty (30) days following the date of this Agreement, the Company shall provide or make available to Parent a complete list of each material Foreign Company Benefit Plan.

(b)        The Company has provided or made available to Parent with respect to each and every material Company Benefit Plan subject to the laws of the United States a true and complete copy of all plan documents, if any, including related trust agreements, funding arrangements, and insurance contracts and all amendments thereto; and, to the extent applicable, (i) the most recent determination letter received by the Company or any of its Subsidiaries from the IRS regarding the tax-qualified status of such Company Benefit Plan; (ii) the most recent financial statements for such Company Benefit Plan; (iii) the most recent actuarial valuation report; (iv) the current summary plan description and any summaries of material modifications; and (v) Form 5500 Annual Returns/Reports, together with all schedules thereto, for the most recent plan year. No later than thirty (30) days following the date of this Agreement, the Company shall provide or make available to Parent all plan documents with respect to each material Foreign Company Benefit Plan or a written summary of such plan.

(c)        With respect to each Company Benefit Plan that is a “single-employer plan” (within the meaning of Section 3(41) of ERISA) and is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code:  (i) the minimum funding standards (within the meaning of Sections 412 and 430 of the Code or Section 302 of ERISA) are satisfied, whether or not waived, and no application for a waiver of the minimum funding standard has been submitted to the IRS; (ii) no “reportable event” (within the meaning of Section 4043(c) of ERISA) for which the 30-day notice requirement has not been waived has occurred; (iii) no liability other than for premiums to the Pension Benefit Guarantee Corporation (“PBGC”) under Title IV of ERISA has been or is reasonably expected to be incurred by the Company or any of its ERISA Affiliates, and all premiums to the PBGC have been timely paid in full; (iv) the PBGC has not instituted proceedings to terminate any such plan, and, to the Knowledge of the Company, no condition exists that presents a risk that such proceedings will be instituted or which would constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any such plan; (v) no such plan is currently, or is reasonably expected to be, in “at-risk” status (as defined in Section 303(i)(4) of ERISA or Section 430(i)(4) of the Code); (vi) the fair market value of the assets and liabilities of such plan has been reported in accordance with GAAP by the Company on the most recent financial statements of the Company; and (vii) neither the Company nor its Subsidiaries have engaged in a “substantial cessation of operations” within the meaning of Section 4062(e) of ERISA, and the consummation of the transactions contemplated by this Agreement will not result in the occurrence of any such event.  None of the Company or any of its ERISA Affiliates has, at any time during the last six years, contributed to or been obligated to contribute to a “multiemployer plan” as defined in Section 3(37) of ERISA (a “Multiemployer Plan”), or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA.  None of the Company or any of its ERISA Affiliates has withdrawn at any time within the preceding six years from any Multiemployer Plan, or incurred any withdrawal liability which remains unsatisfied, and no events have occurred and no circumstances exist that would reasonably be expected to result in any such liability to the Company or any of its Subsidiaries.

(d)        With respect to each Company Benefit Plan that is intended to qualify under Section 401(a) of the Code, such plan, and its related trust, has received, has an application pending or remains within the remedial amendment period for obtaining, a determination letter from the IRS that it is so qualified and that its trust is exempt from Tax under Section 501(a) of the Code, or such plan has been adopted under a prototype plan or volume submitter plan approved by the IRS, and nothing has occurred with respect to the operation of any such plan which would reasonably be expected to cause the loss of such qualification or exemption or the imposition of any material liability, penalty or Tax under ERISA or the Code.

(e)        There are no pending or, to the Knowledge of the Company, threatened material actions, claims or lawsuits against or relating to any Company Benefit Plan subject to the laws of the United States or against any fiduciary of any Company Benefit Plan subject to the laws of the United States with respect to the operation of such plan (other than routine benefits claims).  Except as would not reasonably be expected to result in a Company Material Adverse Effect, there are no pending or, to the Knowledge of the Company, threatened actions, claims or lawsuits against or relating to any Foreign Company Benefit Plan or against any fiduciary of any Foreign Company Benefit Plan with respect to the operation of such plan (other than routine benefits claims).

(f)         Each Company Benefit Plan subject to the laws of the United States has been established and administered in all material respects in accordance with its terms, and in compliance in all material respects with the applicable provisions of ERISA, the Code and other applicable laws, and all contributions required to have been made under any of the Company Benefit Plans subject to the laws of the United States to any funds or trusts established thereunder or in connection therewith have been made or have been accrued and reported on the Company’s financial statements.

(g)        None of the Company Benefit Plans subject to the laws of the United States provide retiree health or life insurance benefits except as may be required by Section 4980B of the Code and Section 601 of ERISA or any other applicable law or at the expense of the participant or the participant’s beneficiary.  There has been no material violation of the “continuation coverage requirement” of “group health plans” as set forth in Section 4980B of the Code and Part 6 of Subtitle B of Title I of ERISA with respect to any Company Benefit Plan to which such continuation coverage requirements apply.

(h)        Except as provided in this Agreement (and, with respect to Foreign Company Benefit Plan or employees of the Company outside of the United States only, to the Knowledge of the Company), neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby or thereby will (either alone or in combination with another event) (i) result in any payment becoming due, or increase the amount of any compensation or benefits due, to any current or former employee of the Company and its Subsidiaries or with respect to any Company Benefit Plan; (ii) increase any benefits otherwise payable under any Company Benefit Plan; (iii) result in the acceleration of the time of payment or vesting of any compensation or benefits; or (iv) trigger any payment or funding (through a grantor trust or otherwise) of any compensation or benefits under any Company Benefit Plan.

(i)         No Company Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code.

(j)         Except as set forth on Section 3.18(j) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby or thereby will (either alone or in combination with another event) result in the payment of any amount that would, individually or in combination with any other such payment, not be deductible as a result of Section 280G of the Code.

(k)        Except as would not reasonably be expected to result in a material liability to the Company or its Subsidiaries, each Company Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) is in documentary compliance with, and has been administered (i) in good faith compliance with Section 409A of the Code for the period beginning October 1, 2004 through December 31, 2008, and (ii) in compliance with Section 409A of the Code since January 1, 2009.

(l)         With respect to any Company RSU Award, (i) each grant of a Company RSU Award was duly authorized no later than the date on which the grant of such Company RSU Award was by its terms to be effective (the “Grant Date”) by all necessary corporate action, including, as applicable, approval by the Board of Directors of the Company, or a committee thereof, or a duly authorized delegate thereof, and any required approval by the stockholders of the Company by the necessary number of votes or written consents, and the award agreement governing such grant, if any, was duly executed and delivered by each party thereto within a reasonable time following the Grant Date, and (ii) each such grant was made in accordance with the terms of the applicable Company Benefit Plan (including the applicable Company Stock Plan), the Exchange Act and all other applicable law, including the rules of NYSE.

(m)       Except as would not reasonably be expected to result in a material liability to the Company or its Subsidiaries, all Company Benefit Plans subject to the laws of any jurisdiction outside of the United States (each a “Foreign Company Benefit Plan”) (i) have been maintained in accordance with all applicable requirements, (ii) that are intended to qualify for special Tax treatment, meet all requirements for such treatment, and (iii) that are intended to be funded and/or book-reserved, are fully funded and/or book-reserved, as appropriate, based upon reasonable actuarial assumptions.

(n)        As of October 14, 2016, there are (i) 302,877 shares of Company Common Stock underlying outstanding and unvested Company RSU Awards granted (A) prior to April 1, 2014 and (B) to non-employee members of the Board of Directors of the Company, in each case, all of which Company RSU Awards are service-based, (ii) 3,463,845 shares of Company Common Stock underlying outstanding and unvested service-based Company RSU Awards granted on or after April 1, 2014 (other than any Company RSU Award granted to a non-employee member of the Board of Directors of the Company), (iii) 1,577,767 shares of Company Common Stock underlying outstanding and unvested performance-based Company RSU Awards granted on or after April 1, 2014, assuming target performance (or actual performance to the extent the performance criteria has already been satisfied), and (iv) 2,666,136 shares of Company Common Stock underlying unvested performance-based Company RSU Awards granted on or after April 1, 2014, assuming maximum performance.

Section 3.19.    Insurance.  To the Knowledge of the Company, the Company and its Subsidiaries maintain insurance policies against all risks of a character and in such amounts as are usually insured against by similarly situated companies in the same or similar businesses.  All material policies of title, liability, fire, casualty, business interruption, workers’ compensation and other forms of insurance and bonds insuring each of the Company and its Subsidiaries and their assets, properties and operations are in full force and effect.  None of the Company or its Subsidiaries is in material default under any provisions of any such policy of insurance nor has any of the Company or its Subsidiaries received notice of cancellation of or cancelled any such material insurance.

Section 3.20.    Affiliate Transactions.  There are no transactions, agreements, arrangements or understandings between the Company or any of its Subsidiaries, on the one hand, and any director or executive officer of the Company, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act other than ordinary course of business employment agreements and similar employee arrangements otherwise set forth on Schedule 3.20 of the Company Disclosure Schedule.

Section 3.21.    Vendors and Customers.

(a)        Schedule 3.21(a) of the Company Disclosure Schedule sets forth a list of the Vendors that are parties to the Vendor Contracts.  Since December 31, 2015 and prior to the date hereof, no such Vendor has expressed in writing to the Company or any of its Subsidiaries its intention to cancel or otherwise terminate, or materially reduce or modify, its relationship with the Company or any of its Subsidiaries, except for any of the foregoing as would not, individually or in the aggregate, have a Company Material Adverse Effect.

(b)        Schedule 3.21(b) of the Company Disclosure Schedule sets forth a list of the Customers that are parties to the Customer Contracts.  Since December 31, 2015 and prior to the date hereof, no Customer that is party to any Customer Contract has expressed in writing to the Company or any of its Subsidiaries its intention to cancel or otherwise terminate, or materially reduce or adversely modify, its relationship with the Company or any of its Subsidiaries, except for any of the foregoing as would not, individually or in the aggregate, have a Company Material Adverse Effect.

Section 3.22.    Labor Matters.

(a)        Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement, labor union contract applicable to its employees or similar agreement or work rules or practices with any labor union, works council, labor organization or employee association applicable to employees of the Company or any of its Subsidiaries in the United States, nor does the Company have Knowledge of any activities or proceedings of any labor union, works council, labor organization or employee association to organize any such employees.  No later than thirty (30) days following the date of this Agreement, (i) the Company shall provide or make available to Parent a true and complete list of any collective bargaining agreement, labor union contract applicable to its employees or similar agreement or work rules or practices with any labor union, works council, labor organization or employee association applicable to employees of the Company or any of its Subsidiaries outside of the United States, and (ii) the Company shall provide or make available to Parent a written description, to its Knowledge, of any activities or proceedings of any labor union, works council, labor organization or employee association to organize any such employees.

(b)        As of the date hereof, there are no strikes or lockouts pending with respect to any employees of the Company or any of its Subsidiaries, there is no union organizing effort pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, there is no unfair labor practice, labor dispute (other than routine individual grievances), or labor arbitration proceeding pending or, to the Knowledge of the Company, threatened, with respect to the employees of the Company or any of its Subsidiaries, and there is no slowdown or work stoppage in effect or, to the Knowledge of the Company, threatened with respect to the employees of the Company or any of its Subsidiaries, except, in each case, as would not have, or would not reasonably be expected to have, a Company Material Adverse Effect.

(c)        Except as would not have, or would not reasonably be expected to have, a Company Material Adverse Effect, (i) each of the Company and its Subsidiaries are, and have been, in compliance in all respects with all applicable laws relating to employment and employment practices, the classification of employees, wages, overtime, hours, collective bargaining, unlawful discrimination, civil rights, safety and health, workers’ compensation and terms and conditions of employment, (ii) there are no charges with respect to or relating to either of the Company or its Subsidiaries pending or, to the Knowledge of the Company, threatened before the Equal Employment Opportunity Commission or any national, federal, state or local agency, domestic or foreign, responsible for the prevention of unlawful employment practices, and (iii) since January 1, 2014, neither the Company nor any of its Subsidiaries has received any written notice from any national, federal, state or local agency, domestic or foreign, responsible for the enforcement of labor or employment laws of an intention to conduct an investigation of either of the Company or its Subsidiaries and no such investigation is in progress.

(d)        Except as would not have, or would not reasonably be expected to have, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has incurred any liability or obligations with respect to any “mass layoff” or “plant closing” as defined by, and pursuant to, the Worker Adjustment and Retraining Notification Act or any similar U.S. state or local or non-U.S. “plant closing” law (“WARN”) with respect to the current or former employees of the Company or its Subsidiaries.

(e)        Except as would not have, or would not reasonably be expected to have, a Company Material Adverse Effect, (i) all independent contractors of the Company and its Subsidiaries (and any other independent contractor who previously rendered services for the Company or its Subsidiaries, at any time) have been, and currently are, properly classified and treated by the Company and its Subsidiaries, as applicable, as independent contractors and not as employees, (ii)  all such independent contractors have in the past been, and continue to be, properly and appropriately treated as non-employees for all U.S. federal, state, and local and non-U.S. Tax purposes, (iii) the Company and its Subsidiaries have fully and accurately reported their independent contractors’ compensation on IRS Forms 1099 (or otherwise in accordance with applicable law) when required to do so, and the Company and its Subsidiaries do not have any liability to provide benefits with respect to their independent contractors under the Company Benefit Plans or otherwise, and (iv) at no time within the preceding two years has any independent contractor brought a claim against the Company or its Subsidiaries challenging his or her status as an independent contractor or made a claim for additional compensation or any benefits under any Company Benefit Plan or otherwise.

Section 3.23.    Environmental Matters.

(a)        Except as would not have a Company Material Adverse Effect, each of the Company and its Subsidiaries is, and has been, in compliance in all material respects with all applicable laws, regulations, common law and other requirements of Governmental Entities relating to pollution, to the protection of the environment or to natural resources (“Environmental Laws”).

(b)        To the Knowledge of the Company, since January 1, 2014:

(i)         the Company and its Subsidiaries have not received any notice of violation or potential liability under any Environmental Laws from any Person or any Governmental Entity inquiry, request for information, or demand letter under any Environmental Law relating to operations or properties of the Company or its Subsidiaries which would be reasonably expected to result in the Company or any of its Subsidiaries incurring material liability under Environmental Laws;

(ii)         none of the Company or its Subsidiaries is subject to any orders arising under Environmental Laws nor are there any administrative, civil or criminal actions, suits, proceedings or investigations pending or, to the Knowledge of the Company, threatened, against the Company or its Subsidiaries under any Environmental Law which would reasonably be expected to result in a Company Material Adverse Effect;

(iii)        none of the Company or its Subsidiaries has entered into any agreement pursuant to which the Company or its Subsidiaries has assumed or will assume any liability under Environmental Laws, including without limitation, any obligation for costs of remediation, of any other Person that would reasonably be expected to result in a Company Material Adverse Effect; and

(iv)        there has been no release or threatened release of a hazardous substance, hazardous waste, contaminant, pollutant, toxic substance or petroleum and its fractions, the presence of which requires investigation or remediation under any applicable Environmental Law (“Hazardous Material”), on, at or beneath any of the Company Property or other properties currently or previously owned or operated by the Company or its Subsidiaries or any surface waters or groundwaters thereon or thereunder which requires any material disclosure, investigation, cleanup, remediation, monitoring, abatement, deed or use restriction by the

Company, or which would be expected to give rise to any other material liability or damages to the Company or its Subsidiaries under any Environmental Laws.

(c)        Except as would not have a Company Material Adverse Effect, none of the Company or its Subsidiaries has arranged for the disposal of any Hazardous Material, or transported any Hazardous Material, in a manner that has given, or reasonably would be expected to give rise to any liability for any damages or costs of remediation.

Section 3.24.    No Brokers.  No broker, finder or similar intermediary has acted for or on behalf of, or is entitled to any broker’s, finder’s or similar fee or other commission from the Company or its Subsidiaries in connection with this Agreement or the transactions contemplated hereby other than Citigroup Global Markets Inc. and Lazard Freres & Co. LLC.  The Company has heretofore furnished to Parent a complete and correct copy of all agreements between (i) the Company and Citigroup Global Markets Inc. pursuant to which Citigroup Global Markets Inc. would be entitled to any payment relating to the transactions contemplated hereby and (ii) the Company and Lazard Freres & Co. LLC pursuant to which Lazard Freres & Co. LLC would be entitled to any payment relating to the transactions contemplated hereby.

Section 3.25.    Network Operations and Building Access.

(a)        The network of the Company and its Subsidiaries, taken as a whole, is in good working condition and is without any material defects for purposes of operating the business of the Company and its Subsidiaries as operated by the Company and its Subsidiaries.

(b)        The Company and its Subsidiaries have good and valid title to or otherwise have the right to use all items and equipment necessary to operate and maintain the network of the Company and its Subsidiaries and such items and equipment are in good operating condition and repair, free from all material defects, subject only to normal wear and tear, except for any of the foregoing as would not, individually or in the aggregate, have a Company Material Adverse Effect.

Section 3.26.    State Takeover Statutes.  No “fair price”, “moratorium”, “control share acquisition” or other similar anti-takeover statute or regulation or any anti-takeover provision in the Company Organizational Documents is, or at the Effective Time will be, applicable to the Combination or the other transactions contemplated by this Agreement.

Section 3.27.    Opinion of Financial Advisor.  The Board of Directors of the Company has received the oral opinion of Citigroup Global Markets Inc. and Lazard Freres & Co. LLC each to be confirmed in writing, to the effect that, as of the date of this Agreement, and subject to the limitations, qualifications and assumptions set forth therein, the Merger Consideration to be received by the holders of the Company Common Stock pursuant to the Merger is fair from a financial point of view to the holders of such Company Common Stock.  A written copy of such opinion has been made available to Parent.

Section 3.28.    Board Approval.  The Board of Directors of the Company, at a meeting duly called and held, by unanimous vote (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable and fair to, and in the best interests of, the Company and its stockholders, (ii) approved this Agreement and the transactions contemplated hereby and thereby, including the Merger, and (iii) resolved, subject to Section 7.4, to recommend that the holders of the shares of Company Common Stock approve and adopt this Agreement and the transactions contemplated hereby, including the Merger. The Company hereby agrees to the inclusion in the joint proxy statement/prospectus relating to the matters to be submitted to the holders of Company Common Stock at the Company stockholders meeting to approve and adopt this Agreement and the Merger (the “Company Stockholders Meeting”) and to the holders of the shares of Parent Common Stock at the Parent shareholders meeting (the “Parent Shareholders Meeting”) to approve the issuance of shares of Parent Common Stock in the Merger (the “Parent Share Issuance”) (such joint proxy statement/prospectus, and any amendments or supplements thereto, the “Joint Proxy Statement/Prospectus”), of the recommendation of the Board of Directors of the Company described in this Section 3.28 (subject to the right of the Board of Directors of the Company to withdraw, amend or modify such recommendation in accordance with Section 7.4).

Section 3.29.    Rights Agreement.  The Company or the Board of Directors of the Company, as the case may be, has (a) taken all necessary actions so that the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not result in a “Distribution Date” (as defined in the Rights Agreement) or in Parent, Merger Sub 1, or Merger Sub 2 being an “Acquiring Person” (as defined in the Rights Agreement) and (b) amended the Rights Agreement to (i) render it inapplicable to this Agreement and the transactions contemplated hereby, including the Merger and (ii) provide that the Final Expiration Date (as defined in the Rights Agreement) shall occur immediately prior to the Effective Time.  No person is an “Acquiring Person” and no “Distribution Date” (each as defined in the Rights Agreement) has occurred.

Section 3.30.    Vote Required.  The affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote thereon (the “Required Company Vote”) is the only vote of the holders of any class or series of the Company’s capital stock necessary to approve and adopt this Agreement and the transactions contemplated hereby, including the Merger.

Section 3.31.    No Improper Payments to Foreign Officials; Trade Laws.

(a)        Since January 1, 2014, (i) the Company and its Subsidiaries, directors, officers and employees have complied in all material respects with the U.S. Foreign Corrupt Practices Act of 1977, as amended (15 U.S.C. §§ 78a et seq. (1997 and 2000)) and any other material applicable foreign or domestic anticorruption or antibribery laws (collectively, the “Fraud and Bribery Laws”), and (ii) neither the Company, any Subsidiary of the Company nor, to the Knowledge of the Company, any of the Company’s directors, officers, employees, agents or other representatives acting on the Company’s behalf have, directly or indirectly, in each case, in violation in any material respects of the Fraud and Bribery Laws (A) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (B) offered, promised, paid or delivered any fee, commission or other sum of money or item of value, however characterized, to any finder, agent or other party acting on behalf of or under the auspices of a governmental or political employee or official or governmental or political entity, political agency, department, enterprise or instrumentality, in the United States or any other country, (C) made any payment to any customer or supplier, or to any officer, director, partner, employee or agent of any such customer or supplier, for the unlawful sharing of fees to any such customer or supplier or any such officer, director, partner, employee or agent for the unlawful rebating of charges, (D) engaged in any other unlawful reciprocal practice, or made any other unlawful payment or given any other unlawful consideration to any such customer or supplier or any such officer, director, partner, employee or agent or (E) taken any action or made any omission in violation of any applicable law governing imports into or exports from the United States or any foreign country, or relating to economic sanctions or embargoes, corrupt practices, money laundering, or compliance with unsanctioned foreign boycotts.

(b)        The United States government has not notified the Company or any of its Subsidiaries of any actual or alleged violation or breach of the Fraud and Bribery Laws.  Other than the United States government, no Person has notified the Company or any of its Subsidiaries of any actual or, to the Knowledge of the Company, alleged violation or breach of the Fraud and Bribery Laws.  To the Knowledge of the Company, none of the Company or any of its Subsidiaries is under investigation by any government for alleged violation(s) of the Fraud and Bribery Laws.

Section 3.32.    Company Intercompany Note.  Subject to (i) the effect of bankruptcy, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting the enforcement of creditors’ rights generally,  (ii) general equitable principles (whether considered in a proceeding in equity or at law) and (iii) other than upon any distribution of the assets of Level 3 Communications, LLC in connection with its dissolution or insolvency or upon any dissolution, winding up, liquidation or reorganization of Level 3 Communications, LLC, whether in bankruptcy, insolvency, reorganization, arrangement or receivership or similar proceedings, or upon any assignment for the benefit of creditors or any other marshaling of the assets and liabilities of Level 3 Communications, LLC,  there is no material restriction (pursuant to contracts to which the Company or any of its Subsidiaries is a party or laws or regulations to which the Company and its Subsidiaries are subject) on the ability of Level 3 Communications, LLC to prepay at least that amount of the Company Intercompany Note set forth on Schedule 3.32 of the Company Disclosure Schedule in cash; provided, that any such prepayment would not materially impair Level 3 Communications, LLC’s ability to provide services to its customers in the ordinary course of business consistent with past practice.

Section 3.33.    No Other Representations or Warranties.  Except for the representations and warranties contained in this Article III, neither the Company nor any other Person makes any other express or implied representation or warranty on behalf of the Company with respect to the Company and its Subsidiaries.  The Company acknowledges and agrees that except for the representations contained in Article IV, none of Parent, Merger Sub 1, Merger Sub 2 nor any other Person makes any other express or implied representation or warranty on behalf of Parent, Merger Sub 1 or Merger Sub 2 with respect to Parent and its Subsidiaries.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT, MERGER SUB 1 AND MERGER SUB 2

Except as otherwise expressly disclosed in the Parent SEC Reports filed prior to the date hereof (other than (i) any information that is contained solely in the “Risk Factors” section of such Parent SEC Reports and (ii) any forward-looking statements, or other statements that are similarly predictive or forward-looking in nature, contained in such Parent SEC Reports) or as set forth in the corresponding sections or subsections of the Parent Disclosure Schedule (or, pursuant to Section 10.2(b), as set forth in any section or subsection of the Parent Disclosure Schedule to the extent the applicability thereof is readily apparent from the face of the Parent Disclosure Schedule), Parent, Merger Sub 1 and Merger Sub 2 hereby represent and warrant to the Company as follows:

Section 4.1.                       Organization.

(a)                                 Parent is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, and has all requisite corporate power to own its properties and assets and to conduct its businesses as now conducted except where the failure to be so qualified or in good standing in such jurisdiction would not, individually or in the aggregate, have a Parent Material Adverse Effect.  Copies of the Parent Organizational Documents, with all amendments thereto to the date hereof, have been made available to the Company or its representatives, and such copies are accurate and complete as of the date hereof.

(b)                                Each of Merger Sub 1, Merger Sub 2 and Parent’s other Subsidiaries is duly organized, validly existing and in good standing or similar concept under the laws of the jurisdiction of its organization, and has all requisite corporate, limited liability company or limited partnership power (as the case may be) to own its properties and assets and to conduct its businesses as now conducted except where the failure to be so qualified or in good standing in such jurisdiction would not, individually or in the aggregate, have a Parent Material Adverse Effect.  Copies of the organizational documents of Merger Sub 1, Merger Sub 2 and each material Subsidiary of Parent, with all amendments thereto to the date hereof, have been made available to the Company or its representatives, and such copies are accurate and complete as of the date hereof.

Section 4.2.                       Qualification to Do Business.  Each of Parent, Merger Sub 1, Merger Sub 2 and Parent’s other Subsidiaries is duly qualified to do business as a foreign corporation, limited liability company or partnership (as the case may be) and is in good standing or similar concept in every jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, have a Parent Material Adverse Effect.

Section 4.3.                       No Conflict or Violation.  The execution, delivery and, subject to the receipt of the Required Parent Vote, performance by Parent, Merger Sub 1 and Merger Sub 2 of this Agreement (including consummation of the Financing) do not and will not (i) violate or conflict with any provision of any Parent Organizational Document or any of the organizational documents of Merger Sub 1, Merger Sub 2, or any of Parent’s other Subsidiaries, (ii) subject to the receipt of any consents set forth in Section 4.4 (including Schedule 4.4 of the Parent Disclosure Schedule), violate any provision of law, or any order, judgment or decree of any Governmental Entity, (iii) subject to the receipt of any consents set forth in Section 4.4 (including Schedule 4.4 of the Parent Disclosure Schedule) result in the creation or imposition of any Lien (other than any Permitted Lien or any Lien to secure all or part of the Financing or the Alternative Financing) upon any of the assets, properties or rights of any of Parent, Merger Sub 1 or Merger Sub 2 or any of Parent’s other Subsidiaries or result in or give to others any rights of cancellation, modification, amendment, acceleration, revocation or suspension of any of the Parent Licenses and Permits or (iv) violate or result in a breach of or constitute (with due notice or lapse of time or both) a default under or result in or give to others any rights of cancellation, modification, amendment, or acceleration under, any contract, agreement, lease or instrument to which Parent, Merger Sub 1 or Merger Sub 2 or any of Parent’s other Subsidiaries is a party or by which it is bound or to which any of its properties or assets is subject, except in each case with respect to the preceding clauses (ii), (iii) and (iv), for any such violations, breaches or defaults that would not, individually or in the aggregate, have a Parent Material Adverse Effect.

Section 4.4.                       Consents and Approvals.  No consent, waiver, authorization or approval of any Governmental Entity, and no declaration or notice to or filing or registration with any Governmental Entity, is necessary or required in connection with the execution and delivery of this Agreement by Parent or the performance by Parent or its Subsidiaries of their obligations hereunder, except for:  (i)  the filing of the Certificate of Merger with the Secretary of State in accordance with the DGCL; (ii) the filing of the Subsequent Certificate of Merger with the Secretary of State in accordance with the DGCL and the DLLCA; (iii) the filing of a Notification and Report Form under the HSR Act (iv) the filing of applications or notices regarding the transaction that is the subject of this Agreement (including the financing thereof) jointly by the parties with the FCC and State Regulators for approval of the transfer of control of the Company, and receipt of such approvals; (v) if applicable, notification to and clearance by CFIUS under Section 721; (vi) the amendment or termination of the 2011 NSA by Parent or negotiation of new mitigation measures with the Team Telecom Agencies by Parent; (vii) the filing of an updated certificate pertaining to foreign interests by Parent with DSS regarding a planned change in the FOCI of Parent and, if required by DSS, the submission of a FOCI mitigation plan and the amendment or termination of any existing FOCI mitigation agreement; (viii) applicable requirements of the Securities Act and of the Exchange Act; (ix) such consents, waivers, authorizations or approvals of any Governmental Entity set forth on Schedule 4.4 of the Parent Disclosure Schedule; and (x) such consents, waivers, authorizations, approvals, declarations, notices, filings or registrations as will be obtained or made prior to the Closing or which, if not obtained or made, would not have a Company Material Adverse Effect or prevent or materially delay the consummation of the transactions contemplated by this Agreement.

Section 4.5.                       Authorization and Validity of Agreement.  Parent, Merger Sub 1 and Merger Sub 2 have all requisite corporate or limited liability power and authority to execute, deliver and, subject to receipt of the Required Parent Vote, perform their respective obligations under this Agreement and to consummate the transactions contemplated hereby and thereby.  The execution and delivery of this Agreement by Parent, Merger Sub 1 and Merger Sub 2 and the performance by Parent, Merger Sub 1 and Merger Sub 2 of their respective obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby have been duly authorized by the Board of Directors of each of Parent and Merger Sub 1 and the Board of Managers of Merger Sub 2 and all other necessary corporate or limited liability company action on the part of Parent, Merger Sub 1 and Merger Sub 2, other than the Required Parent Vote and the approval of this Agreement by Parent or a Subsidiary of Parent as the sole member of Merger Sub 1 and Merger Sub 2, and no other corporate proceedings on the part of either Parent, Merger Sub 1 or Merger Sub 2 are necessary to authorize this Agreement and the transactions contemplated hereby and thereby.  Parent or a Subsidiary of Parent, as sole member of Merger Sub 1 and Merger Sub 2, will, immediately following the execution and delivery of this Agreement by each of the parties hereto, adopt this Agreement.  This Agreement has been duly and validly executed and delivered by Parent, Merger Sub 1 and Merger Sub 2 and, assuming due execution and delivery by the Company, shall constitute a legal, valid and binding obligation of each of Parent, Merger Sub 1 and Merger Sub 2, enforceable against each of Parent, Merger Sub 1 and Merger Sub 2 in accordance with its terms, subject to (i) the effect of bankruptcy, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting the enforcement of creditors’ rights generally, and (ii) general equitable principles (whether considered in a proceeding in equity or at law).

Section 4.6.                       Capitalization and Related Matters.

(a)                                 The authorized capital stock of Parent consists of 1,600,000,000 authorized shares of Parent Common Stock, par value $1.00 per share and 2,000,000 authorized shares of preferred stock, par value $25.00 per share (“Parent Preferred Stock”), of which 325,000 shares have been designated as 5% Cumulative Convertible Series L Preferred Stock (the “Parent Series L Shares”).  As of October 27, 2016, 546,690,239 shares of Parent Common Stock were issued and outstanding and 7,018 shares of Parent Series L Shares were issued and outstanding.  As of October 27, 2016, there were (i) Parent Options to purchase an aggregate of 3,024,531 shares of Parent Common Stock, with a weighted average exercise price of $40.05 per share, issued and outstanding, (ii) 5,509,032 shares of Parent Common Stock underlying Parent Restricted Stock Awards (which shares are counted as issued and outstanding as of October 27, 2016 for purposes of the previous sentence), and (iii) 1,293,615 shares of Parent Common Stock underlying Parent RSU Awards, assuming maximum achievement of any applicable performance goals.  As of October 27, 2016, 17,887,062 shares of Parent Common Stock were available for grant under the Parent Stock Plans, 9,570 shares of Parent Common Stock were reserved for issuance upon conversion of the Parent Series L Shares and 908,216 shares of Parent Common Stock were reserved for issuance pursuant to Parent’s Automatic Dividend Reinvestment and Stock Repurchase Service (the “Parent DRIP”).

(b)                                The outstanding shares of Parent Common Stock are, and all such shares that may be issued upon the exercise or vesting of Parent Equity Awards or pursuant to the Parent Benefit Plans or the Parent DRIP will be (i) duly authorized, validly issued and fully paid and nonassessable and (ii)  issued in compliance with all applicable U.S. federal and state securities laws and any non-U.S. securities laws.  Except as set forth above in Section 4.6(a) and except for (x) equity- or equity-based awards granted under a Parent Benefit Plan and (y) shares of Parent Common Stock issued since October 27, 2016 pursuant to Parent Equity Awards, no shares of capital stock of Parent are outstanding and Parent does not have outstanding any securities convertible into or exchangeable for any shares of capital stock of Parent, including Parent Equity

Awards, any rights to subscribe for or to purchase or any options for the purchase of, or any agreements providing for the issuance (contingent or otherwise) of, or any calls, commitments or known claims of any other character relating to the issuance of, any capital stock of Parent, or any stock or securities convertible into or exchangeable for any capital stock of Parent; and Parent is not subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire, or to register under the Securities Act, any shares of capital stock of Parent.  Except as set forth above in Section 4.6(a), Parent does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or are convertible into or exercisable for securities having the right to vote) with the shareholders of Parent on any matter. Except as set forth above in Section 4.6(a) or clause (x) of the second sentence of this Section 4.6(b), there are no outstanding stock options, restricted stock units, restricted stock, stock appreciation rights, “phantom” stock rights, performance units, or other compensatory rights or awards (in each case, issued by Parent or any of its Subsidiaries), that are convertible into or exercisable for a share of Parent Common Stock on a deferred basis or otherwise or other rights that are linked to, or based upon, the value of Parent Common Stock.  All Parent Equity Awards are evidenced by award agreements in the forms previously made available to the Company.

(c)                                 Parent has no rights plan, “poison-pill” or other similar agreement or arrangement or any anti-takeover provision in the Parent Organizational Documents that is, or at the Effective Time shall be, applicable to Parent, the Parent Common Stock, the Combination or the other transactions contemplated by this Agreement.

(d)                                All of the outstanding shares of capital stock, or membership interests or other ownership interests of, Merger Sub 1 and Merger Sub 2 and each other Subsidiary of Parent, as applicable, are validly issued, fully paid and nonassessable and are owned of record and beneficially by Parent, directly or indirectly.  Parent has, as of the date hereof and shall have on the Closing Date, valid and marketable title to all of the shares of capital stock of, or membership interests or other ownership interests in, Merger Sub 1 and Merger Sub 2 and each other Subsidiary of Parent, free and clear of any Liens other than Permitted Liens.  Such outstanding shares of capital stock of, or membership interests or other ownership interests in, Merger Sub 1 and Merger Sub 2 and each other Subsidiary of Parent, as applicable, are the sole outstanding securities of such Subsidiaries; the Subsidiaries of Parent do not have outstanding any securities convertible into or exchangeable for any capital stock of, or membership interests or other ownership interests in, such Subsidiaries, any rights to subscribe for or to purchase or any options for the purchase of, or any agreements providing for the issuance (contingent or otherwise) of, or any calls, commitments or claims of any other character relating to the issuance of, any capital stock of, or membership interests or other ownership interests in, such Subsidiaries, or any stock or securities convertible into or exchangeable for any capital stock of, or membership interests or other ownership interests in, such Subsidiaries; and neither Parent nor any of its Subsidiaries is subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire, or to register under the Securities Act, any capital stock of, or membership interests or other ownership interests in, any Subsidiary of Parent.  Merger Sub 1 is wholly owned by an entity treated as a disregarded entity for U.S. federal income tax purposes, the sole owner of which is Parent.  Merger Sub 2 is wholly owned by an entity treated as a disregarded entity for U.S. federal income tax purposes, the sole owner of which is Parent.

Section 4.7.                       Subsidiaries and Equity Investments.  Parent, Merger Sub 1, Merger Sub 2 and Parent’s other Subsidiaries do not directly or indirectly own, or hold any rights to acquire, any material capital stock or any other material securities, interests or investments in any other Person other than (A) their Subsidiaries and (B) investments that constitute cash or cash equivalents.  Parent, Merger Sub 1, Merger Sub 2 and Parent’s other Subsidiaries do not directly or indirectly own, or hold any rights to acquire, in any material amounts any cash equivalents consisting of auction-rate securities.  There are no outstanding stock options, restricted stock units, restricted stock, stock appreciation rights, “phantom” stock rights, performance units, or other compensatory rights or awards (in each case, issued by Parent or any of its Subsidiaries) that are convertible into or exercisable for any capital stock of, or membership interests or other ownership interests in, any Subsidiary of Parent, on a deferred basis or otherwise or other rights that are linked to, or based upon, the value of any capital stock of, or membership interests or other ownership interests in, any Subsidiary of Parent.

Section 4.8.                       Parent SEC Reports.

(a)                                 Parent and its Subsidiaries have filed each report and definitive proxy statement (together with all amendments thereof and supplements thereto) required to be filed by Parent or any of its Subsidiaries pursuant to the Exchange Act with the SEC since January 1, 2014 (as such documents have since the time of their filing been amended or supplemented, the “Parent SEC Reports”).  As of their respective dates, after giving effect to any amendments or supplements thereto filed prior to the date hereof, the Parent SEC Reports (i) complied as to form in all material respects with the requirements of the Exchange Act, and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)                                The audited consolidated financial statements and unaudited interim consolidated financial statements (including, in each case, the notes, if any, thereto) included in the Parent SEC Reports complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto and except with respect to unaudited statements as permitted by Form 10-Q of the SEC) and fairly present (subject, in the case of the unaudited interim financial statements included therein, to normal year-end adjustments and the absence of complete footnotes) in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of their operations and cash flows for the respective periods then ended.

Section 4.9.                       Absence of Certain Changes or Events.

(a)                                 Since December 31, 2015, there has not been any Parent Material Adverse Effect.

(b)                                Since December 31, 2015, through the date hereof, there has not been any material loss, damage, destruction or other casualty to the assets or properties of either of Parent or any of its Subsidiaries (other than (x) any for which insurance awards have been received or guaranteed and (y) for such failures as would not individually or in the aggregate have a Parent Material Adverse Effect).

(c)                                 Since December 31, 2015 through the date hereof, each of Parent and each of its Subsidiaries has operated in the ordinary course of business and has not:

(i)                                     (A) lent money to any Person (other than to Parent or any of its Wholly Owned Subsidiaries) or incurred or guaranteed any Indebtedness for borrowed money in excess of $10,000,000 in the aggregate, or (B) entered into any capital lease obligation, other than among Parent or any of its Wholly Owned Subsidiaries;

(ii)                                  failed to discharge or satisfy any material Lien or pay or satisfy any obligation or liability or accounts payable (whether absolute, accrued, contingent or otherwise) in excess of $10,000,000, other than Permitted Liens and obligations and liabilities being contested in good faith and for which adequate reserves have been provided in accordance with GAAP;

(iii)                               mortgaged, pledged or subjected to any Lien (other than Permitted Liens) any of its assets, properties or rights in excess of $10,000,000;

(iv)                              sold or transferred any of its material assets in excess of $10,000,000;

(v)                                 in the case of Parent and any Subsidiary that is not a Wholly Owned Subsidiary, declared, paid, or set aside for payment any dividend or other distribution in respect of shares of its capital stock, membership interests or other securities, or redeemed, purchased or otherwise acquired, directly or indirectly, any shares of its capital stock, membership interests or other securities, or agreed to do so, other than regular quarterly cash dividends payable by Parent (i) in respect of shares of Parent Common Stock of $0.54 per share of Parent Common Stock or (ii) in respect of Parent Series L Shares;

(vi)                              (A) changed any of its material accounting principles or practices, except as required by GAAP or by the SEC, or (B) changed its material Tax elections, or entered into any material closing agreement or settled or compromised any material claim or assessment, in each case in respect of material Taxes; or

(vii)                           entered into any agreement or made any commitment to do any of the foregoing.

Section 4.10.                Tax Matters.

(a)                                 Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect:

(i)                                     (A) Parent and each of its Subsidiaries have filed with the appropriate taxing authority when due (taking into account any extension of time within which to file) all Tax Returns required by applicable law to be filed with respect to Parent and each of its Subsidiaries, (B) all such Tax Returns are true, correct and complete in all respects, and (C) all Taxes of Parent and each of its Subsidiaries (including any Taxes that are required to be deducted and withheld in connection with any amounts paid or owing to any employee, creditor, independent contractor or other third party) required to have been paid have been paid in full, except for Taxes being contested in good faith or that have been adequately provided for, in accordance with GAAP, in the Parent SEC Reports filed prior to the date hereof;

(ii)                                  there is no action, suit, proceeding, investigation or audit now pending or that has been proposed in writing with respect to Parent or any of its Subsidiaries in respect of any Tax, nor has any claim for additional Tax been asserted in writing by any taxing authority;

(iii)                               since January 1, 2014, no claim has been made in writing by any taxing authority in a jurisdiction where Parent or any of its Subsidiaries has not filed income or franchise Tax Returns that it is or may be subject to income or franchise Tax by such jurisdiction;

(iv)                              (A) there is no outstanding request for any extension of time for Parent or any of its Subsidiaries to pay any Taxes or file any Tax Returns, other than any such request made in the ordinary course of business; (B) there is no waiver or extension of any applicable statute of limitations for the assessment or collection of any Taxes of Parent or any of its Subsidiaries that is currently in force, and there has been no written request by a Governmental Entity to execute such a waiver or extension; and (C) neither Parent nor any of its Subsidiaries is a party to or bound by any agreement (other than (1) any commercial contract entered into in the ordinary course and not primarily related to Taxes or (2) any agreement solely among the Company and/or its Subsidiaries) providing for the payment of Taxes, payment for Tax losses, entitlements to refunds or similar Tax matters;

(v)                                 neither Parent nor any of its Subsidiaries has participated in any “listed transaction” as defined in Treasury Regulations Section 1.6011-4(b)(2);

(vi)                              within the last two years, neither Parent nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code;

(vii)                           there is no Lien, other than a Permitted Lien, on any of the assets or properties of Parent or its Subsidiaries as a result of any failure or alleged failure to pay any Tax;

(viii)                        neither Parent nor any of its Subsidiaries has any liability for the Taxes of any Person (other than any of Parent and its Subsidiaries) under Treasury

Regulations § 1.1502-6 (or any similar provision of U.S. state or local or non-U.S. law), or as a transferee or successor; and

(ix)                              Parent and its Subsidiaries are not bound with respect to the current or any future taxable period by any closing agreement (within the meaning of Section 7121(a) of the Code) or other written agreement with a taxing authority.

(b)                                Neither Parent nor any of its Subsidiaries, including Merger Sub 1 and Merger Sub 2, has taken or agreed to take any action, or is aware of the existence of any fact or circumstance, that would reasonably be expected to impede or prevent the Combination from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(c)                                 As of December 31, 2015, the consolidated federal income Tax Return group of which Parent is the common parent had federal net operating loss carryforwards of at least two hundred seventy million dollars ($270,000,000).  As of immediately after the Effective Time, such net operating loss carryforwards will not be subject to limitation under Section 382 of the Code or any similar provision of applicable law.

Section 4.11.                Absence of Undisclosed Liabilities.  There are no liabilities or obligations of Parent or any Subsidiary thereof of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than (A) liabilities or obligations disclosed, reflected or reserved against and provided for in the consolidated balance sheet of Parent as of December 31, 2015 included in the Parent SEC Reports filed prior to the date hereof or referred to in the notes thereto, (B) liabilities or obligations incurred in the ordinary course of business consistent with past practice since December 31, 2015, (C) liabilities or obligations that would not, individually or in the aggregate, have a Parent Material Adverse Effect, or (D) liabilities or obligations incurred pursuant to this Agreement.

Section 4.12.                Intellectual Property.

(a)                                 Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect, (i) Parent and its Subsidiaries own all right, title and interest in and to, or have valid and enforceable licenses to use, all the Parent Intellectual Property; (ii) to the Knowledge of Parent, no third party is infringing any Parent Owned Intellectual Property; (iii) to the Knowledge of Parent, Parent and its Subsidiaries are not infringing, misappropriating or violating any Intellectual Property right of any third party; and (iv) as of the date hereof, there is no claim, suit, action or proceeding pending or, to the Knowledge of Parent, threatened against Parent or its Subsidiaries:  (a) alleging any such violation, misappropriation or infringement of a third party’s Intellectual Property rights; or (b) challenging Parent’s or its Subsidiaries’ ownership or use of, or the validity or enforceability of, any Parent Owned Intellectual Property.

(b)                                All Parent Registered Intellectual Property is owned by Parent and/or its Subsidiaries, free and clear of all Liens other than Permitted Liens.

Section 4.13.                Licenses and Permits.

(a)                                 Parent and its Subsidiaries own or possess all right, title and interest in and to each of their respective material licenses, permits, franchises, registrations, authorizations and approvals issued or granted to any of Parent or its Subsidiaries by any Governmental Entity as of the date hereof (the “Parent Licenses and Permits”).  Parent has taken all necessary action to maintain such Parent Licenses and Permits, except for such failures that would not, individually or in the aggregate, have a Parent Material Adverse Effect.  Each Parent License and Permit has been duly obtained, is valid and in full force and effect, and is not subject to any pending or, to the Knowledge of Parent, threatened administrative or judicial proceeding to revoke, cancel, suspend or declare such Parent License and Permit invalid in any respect, except, in each case, as would not, individually or in the aggregate, have a Parent Material Adverse Effect.  The Parent Licenses and Permits are sufficient and adequate in all material respects to permit the continued lawful conduct of the business of Parent and its Subsidiaries as presently conducted, and none of the operations of Parent or its Subsidiaries is being conducted in a manner that violates in any material respects any of the terms or conditions under which any Parent License and Permit was granted, except for such failures that would not, individually or in the aggregate, have a Parent Material Adverse Effect.

(b)                                The operations of Parent and its Subsidiaries are in compliance in all material respects with the terms and conditions of the Communications Act, the Cable Landing License Act, applicable U.S. state or non-U.S. law and the published rules, regulations, and policies promulgated by any Governmental Entity, and neither Parent nor its Subsidiaries have done anything or failed to do anything which reasonably could be expected to cause the loss of any of the material Parent Licenses and Permits.

(c)                                 No petition, action, investigation, notice of violation or apparent liability, notice of forfeiture, order to show cause, complaint, or proceeding seeking to revoke, reconsider the grant of, cancel, suspend, or modify any of the material Parent Licenses and Permits is pending or, to the Knowledge of Parent, threatened before any Governmental Entity except for such failures that would not, individually or in the aggregate, have a Company Material Adverse Effect.  No notices have been received by and, no claims have been filed against, Parent or its Subsidiaries alleging a failure to hold any material requisite permits, regulatory approvals, licenses or other authorizations.

Section 4.14.                Compliance with Law.

(a)                                 Since January 1, 2014, the operations of the business of Parent and its Subsidiaries have been conducted in accordance with all applicable laws, regulations, orders and other requirements of all Governmental Entities having jurisdiction over such entity and its assets, properties and operations, except for any of the foregoing that would not, individually or in the aggregate, have a Parent Material Adverse Effect.  Since January 1, 2014, none of Parent or its Subsidiaries has received notice of any violation (or any investigation with respect thereto) of any such law, regulation, order or other legal requirement, and none of Parent or its Subsidiaries is in default with respect to any order, writ, judgment, award, injunction or decree of any national, federal, state or local court or governmental or regulatory authority or arbitrator, domestic or foreign, applicable to any of its assets, properties or operations, except for any of the foregoing that would not, individually or in the aggregate, have a Parent Material Adverse Effect.

(b)                                Parent and each of its officers are in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of the NYSE.  Except as permitted by the Exchange Act, including, without limitation, Sections 13(k)(2) and (3), since the enactment of the Sarbanes-Oxley Act, neither Parent nor any of its Affiliates has made, arranged or modified (in any material way) personal loans to any executive officer or director of Parent.

(c)                                 The management of Parent has (i) implemented (x) disclosure controls and procedures to ensure that material information relating to Parent, including its consolidated Subsidiaries, is made known to the management of Parent by others within those entities and (y) a system of internal control over financial reporting sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and (ii) disclosed, based on its most recent evaluation prior to the date hereof, to Parent’s auditors and the audit committee of Parent’s Board of Directors (A) any significant deficiencies in the design or operation of internal controls which could adversely affect Parent’s ability to record, process, summarize and report financial data and has identified for Parent’s auditors any material weaknesses in internal controls and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls.

Section 4.15.                Litigation.  Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, there are no claims, actions, suits, proceedings, subpoenas or, to the Knowledge of Parent, investigations pending or, to the Knowledge of Parent, threatened, before any Governmental Entity, or before any arbitrator of any nature, brought by or against any of Parent or its Subsidiaries or any of their officers or directors involving or relating to Parent or its Subsidiaries, the assets, properties or rights of any of Parent and its Subsidiaries or the transactions contemplated by this Agreement.  There is no judgment, decree, injunction, ruling or order of any Governmental Entity or before any arbitrator of any nature outstanding, or to the Knowledge of Parent, threatened, against either of Parent or its Subsidiaries, except for any of the foregoing that would not, individually or in the aggregate, have a Parent Material Adverse Effect.

Section 4.16.                Contracts.  Each contract between Parent and any of its Subsidiaries that is a “material contract” within the meaning of Item 601(b)(4), (9) and (10) of Regulation S-K of the SEC to be performed after the date hereof (each such Contract, a “Parent Material Contract”) is valid, binding and enforceable against Parent or its Subsidiaries and, to the Knowledge of Parent, against the other parties thereto in accordance with its terms, and in full force and effect, subject to the rights of creditors generally and the availability of equitable remedies, except to the extent the failure to be in full force and effect would not have, individually or in the aggregate, a Parent Material Adverse Effect.  Each of Parent and its Subsidiaries has performed all obligations required to be performed by it to date under, and is not in default or delinquent in performance, status or any other respect (claimed or actual) in connection with, any Parent Material Contract, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default, except as would not have a Parent Material Adverse Effect.  To the Knowledge of Parent, as of the date hereof, no other party to any Parent Material Contract is in material default in respect thereof, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default, except as would not have a Parent Material Adverse Effect.

Section 4.17.                Employee Plans.

(a)                                 Parent has provided or made available to the Company with respect to each and every material Parent Benefit Plan subject to the laws of the United States a true and complete copy of all plan documents, if any, including related trust agreements, funding arrangements, and insurance contracts and all amendments thereto; and, to the extent applicable, (i) the most recent determination letter received by Parent or any of its Subsidiaries from the IRS regarding the tax-qualified status of such Parent Benefit Plan; (ii) the most recent financial statements for such Parent Benefit Plan; (iii) the most recent actuarial valuation report; (iv) the current summary plan description and any summaries of material modifications; and (v) Form 5500 Annual Returns/Reports, together with all schedules thereto, for the most recent plan year.  No later than thirty (30) days following the date of this Agreement, Parent shall provide or make available to the Company all plan documents with respect to each material Foreign Parent Benefit Plan or a written summary of such plan.

(b)                                With respect to each Parent Benefit Plan that is a “single-employer plan” (within the meaning of Section 3(41) of ERISA) and is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code:  (i) the minimum funding standards (within the meaning of Sections 412 and 430 of the Code or Section 302 of ERISA) are satisfied, whether or not waived, and no application for a waiver of the minimum funding standard has been submitted to the IRS; (ii) no “reportable event” (within the meaning of Section 4043(c) of ERISA) for which the 30-day notice requirement has not been waived has occurred; (iii) no liability other than for premiums to the PBGC under Title IV of ERISA has been or is reasonably expected to be incurred by Parent or any of its ERISA Affiliates, and all premiums to the PBGC have been timely paid in full; (iv) the PBGC has not instituted proceedings to terminate any such plan, and, to the Knowledge of Parent, no condition exists that presents a risk that such proceedings will be instituted or which would constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any such plan; (v) no such plan is currently, or is reasonably expected to be, in “at-risk” status (as defined in Section 303(i)(4) of ERISA or Section 430(i)(4) of the Code); (vi) the fair market value of the assets and liabilities of such plan has been reported in accordance with GAAP by Parent on the most recent financial statements of Parent; and (vii) neither Parent nor its Subsidiaries have engaged in a “substantial cessation of operations” within the meaning of Section 4062(e) of ERISA, and the consummation of the transactions contemplated by this Agreement will not result in the occurrence of any such event.  None of Parent or any of its ERISA Affiliates has, at any time during the last six years, contributed to or been obligated to contribute to a Multiemployer Plan or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA.  None of Parent or any of its ERISA Affiliates has withdrawn at any time within the preceding six years from any Multiemployer Plan, or incurred any withdrawal liability which remains unsatisfied, and no events have occurred and no circumstances exist that would reasonably be expected to result in any such liability to Parent or any of its Subsidiaries.

(c)                                 With respect to each Parent Benefit Plan that is intended to qualify under Section 401(a) of the Code, such plan, and its related trust, has received, has an application pending or remains within the remedial amendment period for obtaining, a determination letter from the IRS that it is so qualified and that its trust is exempt from Tax under Section 501(a) of the Code, or such plan has been adopted under a prototype plan or volume submitter plan approved by the IRS, and nothing has occurred with respect to the operation of any such plan which would reasonably be expected to cause the loss of such qualification or exemption or the imposition of any material liability, penalty or Tax under ERISA or the Code.

(d)                                There are no pending or, to the Knowledge of Parent, threatened material actions, claims or lawsuits against or relating to any Parent Benefit Plan subject to the laws of the United States or against any fiduciary of any Parent Benefit Plan subject to the laws of the United States with respect to the operation of such plan (other than routine benefits claims).  Except as would not reasonably be expected to result in a Parent Material Adverse Effect, there are no pending or, to the Knowledge of Parent, threatened, actions, claims or lawsuits against or relating to any Foreign Parent Benefit Plan or against any fiduciary of any Foreign Parent Benefit Plan with respect to the operation of such plan (other than routine benefits claims).

(e)                                 Each Parent Benefit Plan subject to the laws of the United States has been established and administered in all material respects in accordance with its terms, and in compliance in all material respects with the applicable provisions of ERISA, the Code and other applicable laws, and all contributions required to have been made under any of the Parent Benefit Plans subject to the laws of the United States to any funds or trusts established thereunder or in connection therewith have been made or have been accrued and reported on Parent’s financial statements.

(f)                                   None of the Parent Benefit Plans subject to the laws of the United States provide retiree health or life insurance benefits except as may be required by Section 4980B of the Code and Section 601 of ERISA or any other applicable law or at the expense of the participant or the participant’s beneficiary.  There has been no material violation of the “continuation coverage requirement” of “group health plans” as set forth in Section 4980B of the Code and Part 6 of Subtitle B of Title I of ERISA with respect to any Parent Benefit Plan to which such continuation coverage requirements apply.

(g)                                Except as provided in this Agreement (and, with respect to Foreign Parent Benefit Plans or employees of Parent outside of the United States only, to the Knowledge of Parent), neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby or thereby will (either alone or in combination with another event) (i) result in any payment becoming due, or increase the amount of any compensation or benefits due, to any current or former employee of Parent and its Subsidiaries or with respect to any Parent Benefit Plan; (ii) increase any benefits otherwise payable under any Parent Benefit Plan; (iii) result in the acceleration of the time of payment or vesting of any compensation or benefits; or (iv) trigger any payment or funding (through a grantor trust or otherwise) of any compensation or benefits under any Parent Benefit Plan.

(h)                                 No Parent Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code.

(i)                                     Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby or thereby will (either alone or in combination with another event) result in the payment of any amount that would, individually or in combination with any other such payment, not be deductible as a result of Section 280G of the Code.

(j)                                     Except as would not reasonably be expected to result in a material liability to Parent or its Subsidiaries, each Parent Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) is in documentary compliance with, and has been administered (i) in good faith compliance with Section 409A of the Code for the period beginning October 1, 2004 through December 31, 2008, and (ii) in compliance with Section 409A of the Code since January 1, 2009.

(k)                                 With respect to any Parent Equity Award, (a) each grant of a Parent Equity Award was duly authorized no later than the Grant Date by all necessary corporate action, including, as applicable, approval by the Board of Directors of Parent, or a committee thereof, or a duly authorized delegate thereof, and any required approval by the shareholders of Parent by the necessary number of votes or written consents, and the award agreement governing such grant, if any, was duly executed and delivered by each party thereto within a reasonable time following the Grant Date, (b) each such grant was made in accordance with the terms of the applicable Parent Benefit Plan (including the applicable Parent Stock Plan), the Exchange Act and all other applicable law, including the rules of the NYSE, and (c) the per share exercise price of each Parent Option was not less than the fair market value of a share of Parent Common Stock on the applicable Grant Date.

(l)                                     Except as would not reasonably be expected to result in a material liability to Parent or its Subsidiaries, all Parent Benefit Plans subject to the laws of any jurisdiction outside of the United States (each, a “Foreign Parent Benefit Plan”) (i) have been maintained in accordance with all applicable requirements, (ii) that are intended to qualify for special Tax treatment, meet all requirements for such treatment, and (iii) that are intended to be funded and/or book-reserved, are fully funded and/or book-reserved, as appropriate, based upon reasonable actuarial assumptions.

Section 4.18.                Affiliate Transactions.  There are no transactions, agreements, arrangements or understandings between Parent or any of its Subsidiaries, on the one hand, and any director or executive officer of Parent or any of its Subsidiaries, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act other than ordinary course of business employment agreements and similar employee arrangements otherwise set forth on Schedule 4.18 of the Parent Disclosure Schedule.

Section 4.19.                Labor Matters.

(a)                                 As of the date of this Agreement, Section 4.19 of the Parent Disclosure Schedule sets forth a true and complete list of all collective bargaining or other labor union contracts applicable to any employees of Parent or its Subsidiaries.  Neither Parent nor any of its Subsidiaries have breached or otherwise failed to comply with any provision of any collective bargaining agreement or other labor union Contract applicable to any employees of Parent or any of Parent’s Subsidiaries, except for any breaches, failures to comply or disputes that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b)                                As of the date hereof, there are no strikes or lockouts pending with respect to any employees of Parent or any of its Subsidiaries, there is no union organizing effort pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries, there is no unfair labor practice, labor dispute (other than routine individual grievances), or labor arbitration proceeding pending or, to the Knowledge of Parent, threatened, with respect to the employees of Parent or any of its Subsidiaries, and there is no slowdown or work stoppage in effect or, to the Knowledge of Parent, threatened with respect to the employees of Parent or any of its Subsidiaries, except, in each case, as would not have, or would not reasonably be expected to have, a Parent Material Adverse Effect.

(c)                                 Except as would not have, or would not reasonably be expected to have, a Parent Material Adverse Effect, (i) each of Parent and its Subsidiaries are, and have been, in compliance in all respects with all applicable laws relating to employment and employment practices, the classification of employees, wages, overtime, hours, collective bargaining, unlawful discrimination, civil rights, safety and health, workers’ compensation and terms and conditions of employment, (ii) there are no charges with respect to or relating to either of Parent or its Subsidiaries pending or, to the Knowledge of Parent, threatened before the Equal Employment Opportunity Commission or any national, federal, state or local agency, domestic or foreign, responsible for the prevention of unlawful employment practices, and (iii) since January 1, 2014, neither Parent nor any of its Subsidiaries has received any written notice from any national, federal, state or local agency, domestic or foreign, responsible for the enforcement of labor or employment laws of an intention to conduct an investigation of either of Parent or its Subsidiaries and no such investigation is in progress.

(d)                                Except as would not have, or would not reasonably be expected to have, a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries has incurred any liability or obligations with respect to any “mass layoff” or “plant closing” as defined by, and pursuant to, WARN with respect to the current or former employees of Parent or its Subsidiaries.

(e)                                 Except as would not have, or would not reasonably be expected to have, a Parent Material Adverse Effect, (i) all independent contractors of Parent and its Subsidiaries (and any other independent contractor who previously rendered services for Parent or its Subsidiaries, at any time) have been, and currently are, properly classified and treated by Parent and its Subsidiaries, as applicable, as independent contractors and not as employees, (ii)  all such independent contractors have in the past been, and continue to be, properly and appropriately treated as non-employees for all U.S. federal, state, and local and non-U.S. Tax purposes, (iii) Parent and its Subsidiaries have fully and accurately reported their independent contractors’ compensation on IRS Forms 1099 (or otherwise in accordance with applicable law) when required to do so, and Parent and its Subsidiaries do not have any liability to provide benefits with respect to their independent contractors under the Parent Benefit Plans or otherwise, and (iv) at no time within the preceding two years has any independent contractor brought a claim against Parent or its Subsidiaries challenging his or her status as an independent contractor or made a claim for additional compensation or any benefits under any Parent Benefit Plan or otherwise.

Section 4.20.                Environmental Matters.

(a)                                 Except as would not have a Parent Material Adverse Effect, each of Parent and its Subsidiaries is, and has been, in compliance in all material respects with all applicable Environmental Laws.

(b)                                To the Knowledge of Parent, since January 1, 2014:

(i)                                     Parent and its Subsidiaries have not received any notice of violation or potential liability under any Environmental Laws from any Person or any Governmental Entity inquiry, request for information, or demand letter under any Environmental Law relating to operations or properties of Parent or its Subsidiaries which would be reasonably expected to result in Parent or any of its Subsidiaries incurring material liability under Environmental Laws;

(ii)                                  none of Parent or its Subsidiaries is subject to any orders arising under Environmental Laws nor are there any administrative, civil or criminal actions, suits, proceedings or investigations pending or, to the Knowledge of Parent, threatened, against Parent or its Subsidiaries under any Environmental Law which would reasonably be expected to result in a Parent Material Adverse Effect;

(iii)                               none of Parent or its Subsidiaries has entered into any agreement pursuant to which Parent or its Subsidiaries has assumed or will assume any liability under Environmental Laws, including without limitation, any obligation for costs of remediation, of any other Person that would reasonably be expected to result in a Parent Material Adverse Effect; and

(iv)                              there has been no release or threatened release of any Hazardous Material, on, at or beneath any of the Parent Property or other properties currently or previously owned or operated by Parent or its Subsidiaries or any surface waters or groundwaters thereon or thereunder which requires any material disclosure, investigation, cleanup, remediation, monitoring, abatement, deed or use restriction by Parent, or which would be expected to give rise to any other material liability or damages to Parent or its Subsidiaries under any Environmental Laws.

(c)                                 Except as would not have a Parent Material Adverse Effect, none of Parent or its Subsidiaries has arranged for the disposal of any Hazardous Material, or transported any Hazardous Material, in a manner that has given, or reasonably would be expected to give rise to any liability for any damages or costs of remediation.

Section 4.21.                No Brokers.  The Company will not be liable for any brokerage, finder’s or other fee or commission to any consultant, broker, finder or investment banker in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent, Merger Sub 1 or Merger Sub 2.

Section 4.22.                Financing.  As of the date of this Agreement, Parent has delivered to the Company true, complete and correct copies of the fully executed Commitment Letter and the fully executed Fee Letter executed in connection with the Financing (with only fee amounts, dates and certain other economic terms, including in respect of the “market flex” and “securities demand” provisions, redacted) (none of which would adversely affect the amount or availability of the Financing other than through original issue discount).  As of the date hereof, the Commitment Letter is in full force and effect and constitutes the legal, valid, binding and enforceable obligations of Parent and, to the Knowledge of Parent, the other parties thereto (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).  As of the date hereof, the Commitment Letter and Fee Letter have not been amended or modified in any respect and, to the Knowledge of Parent, the commitments in the Commitment Letter have not been withdrawn or terminated.  There are no conditions precedent to the funding of the full amount of the Financing on the terms set forth in the Commitment Letter (as such terms may be altered in accordance with the “market flex” provisions set forth in the Fee Letter executed in connection with the Financing) other than as expressly set forth in the Commitment Letter.  As of the date hereof, no event has occurred that, with or without notice, lapse of time or both, would constitute a breach by Parent or, to the Knowledge of Parent, any other party thereto under the Commitment Letter.  Subject to the terms and conditions of the Commitment Letter, as of the date hereof, assuming satisfaction of the conditions set forth in Section 8.1 and Section 8.2, the aggregate proceeds to be disbursed pursuant to the agreements contemplated by the Commitment Letter, together with other financial resources of Parent, including its cash on hand and marketable securities, and cash on hand of the Company and its Subsidiaries, will, in the aggregate, be sufficient to fund the Cash Consideration, the cash payable to holders of Company RSU Awards, pursuant to Section 1.8, the payment of any debt required to be repaid, redeemed, retired, canceled, terminated or otherwise satisfied or discharged in connection with the Combination as of the date hereof (including all Indebtedness of the Company and its Subsidiaries required to be repaid, redeemed, retired, canceled, terminated or otherwise satisfied or discharged in connection with the Combination, including premiums and fees incurred in connection therewith (the “Required Indebtedness”)), and all other fees and expenses incurred by Parent, Merger Sub 1 and Merger Sub 2 in connection with the Combination and the other transactions contemplated hereby.  Assuming the satisfaction of the conditions set forth in Sections 8.1 and 8.2, if the Closing were to occur on the date hereof, the incurrence of the indebtedness contemplated by the Commitment Letter to be incurred on the Closing Date, including the liens and guarantees provided in connection therewith as set forth in the Commitment Letter, and the consummation of the transactions contemplated by this Agreement would not result in a default or event of default under the Parent Existing Notes or the indenture governing the Parent Existing Notes.  As of the date hereof, assuming satisfaction of the conditions set forth in Sections 8.1 and 8.2, Parent has no reason to believe that either it or any other party will be unable to satisfy on a timely basis any condition of the Financing under the Commitment Letter or any related Fee Letter or that the Financing contemplated by the Commitment Letter will not be made available to Parent on the Closing Date.  As of the date of this Agreement, other than the Commitment Letter and Fee Letter, there are no other letters, agreements or understandings (other than customary non-disclosure agreements and diligence non-reliance letters) between Parent, on the one hand, and the Financing Sources, on the other hand, that could have an Adverse Effect on the Financing.  Parent has fully paid all fees and expenses and other amounts required to be paid on or prior to the date of this Agreement pursuant to the Commitment Letter.

Section 4.23.                Network Operations.

(a)                                 The network of Parent and its Subsidiaries, taken as a whole, is in good working condition and is without any material defects for purposes of operating the business of Parent and its Subsidiaries as operated by Parent and its Subsidiaries.

(b)                                Parent and its Subsidiaries have good and valid title to or otherwise have the right to use all items and equipment necessary to operate and maintain the network of Parent and its Subsidiaries and such items and equipment are in good operating condition and repair, free from all material defects, subject only to normal wear and tear, except for any of the foregoing as would not, individually or in the aggregate, have a Parent Material Adverse Effect.

Section 4.24.                State Takeover Statutes.  No “fair price”, “moratorium”, “control share acquisition” or other similar anti-takeover statute or regulation or any anti-takeover provision in Parent Organizational Documents is, or at the Effective Time will be, applicable to the Combination or the other transactions contemplated by this Agreement.

Section 4.25.                Board Approval.  The Board of Directors of Parent, at a meeting duly called and held, by unanimous vote (i) determined that this Agreement is in the best interests of Parent and its shareholders, (ii) approved the execution, delivery and performance of this Agreement, and (iii) resolved to recommend that the holders of the shares of Parent Common Stock approve the Parent Share Issuance and directed that such matter be submitted for consideration by Parent shareholders at the Parent Shareholders Meeting. Parent hereby agrees to the inclusion in the Joint Proxy Statement/Prospectus of the recommendation of the Board of Directors of Parent described in this Section 4.25 (subject to the right of the Board of Directors of Parent to withdraw, amend or modify such recommendation in accordance with Section 7.4).

Section 4.26.                Vote Required.  The affirmative vote to approve the Parent Share Issuance of (a) the holders of a majority of the voting power of the shares of Parent Common Stock and Parent Series L Shares, voting together as a single class, represented in person or by proxy at the Parent Shareholders Meeting and entitled to vote thereon (provided that the total votes cast on the proposal represents over 50% in interest of all Parent Common Stock and Parent Series L Shares entitled to vote thereon) and (b) the holders of Parent Common Stock and Parent Series L Shares, voting together as a single class, at a meeting at which a quorum consisting of at least a majority of the votes entitled to be cast on the Parent Share Issuance exists, in which the votes cast favoring the Parent Share Issuance exceed the votes cast opposing the Parent Share Issuance (the vote required by clauses (a) and (b), collectively, the “Required Parent Vote”) is the only vote or consent of the holders of any class or series of Parent’s capital stock necessary in connection with the transactions contemplated by this Agreement, including the Merger.

Section 4.27.                No Improper Payments to Foreign Officials; Trade Laws.

(a)                                 Since January 1, 2014, (i) Parent and its Subsidiaries, directors, officers and employees have complied in all material respects with the Fraud and Bribery Laws, and (ii) neither Parent, any Subsidiary of the Company nor, to the Knowledge of Parent, any of the Company’s directors, officers, employees, agents or other representatives acting on Parent’s behalf have, directly or indirectly, in each case, in violation in any material respects of the Fraud and Bribery Laws (A) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (B) offered, promised, paid or delivered any fee, commission or other sum of money or item of value, however characterized, to any finder, agent or other party acting on behalf of or under the auspices of a governmental or political employee or official or governmental or political entity, political agency, department, enterprise or instrumentality, in the United States or any other country, (C) made any payment to any customer or supplier, or to any officer, director, partner, employee or agent of any such customer or supplier, for the unlawful sharing of fees to any such customer or supplier or any such officer, director, partner, employee or agent for the unlawful rebating of charges, (D) engaged in any other unlawful reciprocal practice, or made any other unlawful payment or given any other unlawful consideration to any such customer or supplier or any such officer, director, partner, employee or agent or (E) taken any action or made any omission in violation of any applicable law governing imports into or exports from the United States or any foreign country, or relating to economic sanctions or embargoes, corrupt practices, money laundering, or compliance with unsanctioned foreign boycotts.

(b)                                The United States government has not notified Parent or any of its Subsidiaries of any actual or alleged violation or breach of the Fraud and Bribery Laws.  Other than the United States government, no Person has notified Parent or any of its Subsidiaries of any actual or, to the Knowledge of Parent, alleged violation or breach of the Fraud and Bribery Laws.  To the Knowledge of Parent, none of Parent or any of its Subsidiaries is under investigation by any government for alleged violation(s) of the Fraud and Bribery Laws.

Section 4.28.                Opinion of Financial Advisor.  The Board of Directors of the Parent has received oral opinions from Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. LLC, and Evercore Group L.L.C, each to be confirmed in writing, each to the effect that, as of the date of this Agreement, and subject to the limitations, qualifications and assumptions set forth therein, the Merger Consideration is fair, from a financial point of view, to Parent.

Section 4.29.                No Other Representations or Warranties.  Except for the representations and warranties contained in this Article IV, none of Parent, Merger Sub 1, Merger Sub 2 or any other Person makes any other express or implied representation or warranty on behalf of Parent, Merger Sub 1 or Merger Sub 2 with respect to Parent and its Subsidiaries. Each of Parent, Merger Sub 1 and Merger Sub 2 acknowledges and agrees that except for the representations contained in Article III, neither the Company nor any other Person makes any other express or implied representation or warranty on behalf of the Company with respect to the Company and its Subsidiaries.

Section 4.30.                Solvency.  None of Parent, Merger Sub 1 or Merger Sub 2 is entering into this Agreement with the intent to hinder, delay or defraud creditors.  Immediately after giving effect to all of the transactions contemplated by this Agreement (including the Financing), the payment of aggregate Cash Consideration and any other repayment or refinancing of debt that may be contemplated, and payment of all related fees and expenses, assuming (i) the satisfaction of the conditions to Parent’s obligation to consummate the Merger set forth in Section 8.1 and Section 8.2 and (ii) the accuracy of the representations and warranties of the Company contained in Article III, Parent and its Subsidiaries, taken as a whole, will be Solvent on the Closing Date.  For purposes of this Section 4.30, the term “Solvent” with respect to Parent and its Subsidiaries, taken as a whole, means that, as of any date of determination, (a) the amount of the fair saleable value of the assets of Parent and its Subsidiaries, taken as a whole, exceeds, as of such date, the amount that will be required to pay the liabilities of Parent and its Subsidiaries, taken as a whole, on its existing debts (including a reasonable estimate of contingent liabilities), (b) Parent and its Subsidiaries, taken as a whole, will not have, as of such date, an unreasonably small amount of capital for the operation of the business in which it is engaged on such date, and (c) Parent and its Subsidiaries, taken as a whole, will be able to pay their respective liabilities as they mature.

ARTICLE V

COVENANTS OF THE COMPANY

The Company hereby covenants as follows:

Section 5.1.                       Conduct of Business Before the Closing Date.

(a)                                 The Company covenants and agrees that, during the period from the date hereof to the earlier of the termination of this Agreement in accordance with its terms and the Effective Time (except as otherwise specifically contemplated by the terms of this Agreement), unless Parent shall otherwise consent in writing:  (i) the businesses of the Company and its Subsidiaries shall be conducted, in all material respects, in the ordinary course of business and in a manner consistent with past practice and, in all material respects, in compliance with applicable laws, including without limitation the timely filing of all reports, forms or other documents with the SEC required pursuant to the Securities Act, the Exchange Act or the Sarbanes-Oxley Act, as well as the timely filing of all material reports, forms and other documents, and payment of all applicable material regulatory fees and assessments, under applicable state and federal law; (ii) the Company shall use its commercially reasonable efforts to, and shall cause its Subsidiaries to use their commercially reasonable efforts to, continue to maintain, in all material respects, its assets, properties, rights and operations in accordance with present practice in a condition suitable for their current use; and (iii) the Company shall use its commercially reasonable efforts consistent with the foregoing to preserve substantially intact the business organization of the Company and its Subsidiaries, to keep available the services of the present executive officers and other key employees at a level of Senior Vice President or above and to preserve, in all material respects, the present relationships of the Company and its Subsidiaries with persons with which the Company or any of its Subsidiaries has significant business relations.  Without limiting the generality of the foregoing, neither the Company nor any of its Subsidiaries shall (except as specifically contemplated by the terms of this Agreement or as set forth on Schedule 5.1(a) of the Company Disclosure Schedule), between the date of this Agreement and the earlier of the termination of this Agreement in accordance with its terms and the Effective Time, directly or indirectly, do any of the following without the prior written consent of Parent (which shall not be unreasonably delayed, withheld or conditioned other than with respect to clauses (i), (iii), (iv), (v)(B), (xiii) or (xvii)):

(i)                                     make any change in any of its organizational documents; issue any additional shares of capital stock, membership interests or partnership interests or other equity securities or grant any option, warrant or right to acquire any capital stock, membership interests or partnership interests or other equity securities or issue any security convertible into or exchangeable for such securities or alter in any way any of its outstanding securities or make any change in outstanding shares of capital stock, membership interests or partnership interests or other ownership interests or its capitalization, whether by reason of a reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, stock dividend or otherwise;

(ii)                                  make any sale, assignment, transfer, abandonment, sublease or other conveyance of material assets or Company Owned Real Property, other than in the ordinary course of business and in a manner consistent with past practice;

(iii)                               subject any of its assets, properties or rights or any part thereof, to any Lien or suffer such to exist other than (i) Permitted Liens and (ii) other Liens securing obligations not in excess of $100 million in the aggregate;

(iv)                              (A) redeem, retire, purchase or otherwise acquire, directly or indirectly, any shares of the capital stock (including restricted stock), membership interests or partnership interests or other ownership interests of the Company or any of its Subsidiaries, other than in connection with (i) required Tax withholding in connection with the vesting or settlement of Company RSU Awards and (ii) forfeitures of Company RSU Awards, pursuant to their terms as in effect on the date of this Agreement, (B) declare, set aside or pay any dividends or other distributions in respect of such shares or interests, other than dividends or other distributions by the Company’s Wholly Owned Subsidiaries, (C) prepay, redeem, repurchase, defease, cancel or otherwise terminate any Indebtedness or guarantees thereof of the Company or any of its Subsidiaries other than required amortization of the Existing Credit Agreement , (D) prepay or otherwise satisfy any obligations outstanding under any of the Company’s capital leases, other than pursuant to the applicable scheduled payments provided for under the corresponding capital leases or (E) the distribution of rights pursuant to the terms of the Rights Agreement;

(v)                                 (A) acquire, lease or sublease any material assets or properties (including any real property) other than in the ordinary course of business consistent with the Company’s capital expenditure forecast as set forth on Schedule 5.1(a)(v)(A) of the Company Disclosure Schedule or (B) acquire any equity interest or business of any Person;

(vi)                              except, in each case, (x) as required by the terms of any Company Benefit Plan in effect as of the date hereof, (y) as required by law or (z) as permitted by this Agreement, (A) increase the compensation or benefits payable or to become payable to any current or former employee, officer, director or consultant of the Company or any of its Subsidiaries, (B) establish, adopt, enter into or amend (except in the case of immaterial amendments that do not increase liabilities of the Company or its Subsidiaries) any Company Benefit Plan or any benefit plan, agreement, program, policy, commitment or other arrangement that would be a Company Benefit Plan if it were in existence on the date of this Agreement, (C) increase the compensation or benefits payable under any existing severance, termination, change in control or retention pay policy or employment or other agreement or add any participants to the Key Executive Severance Plan, (D) accelerate the vesting or time of payment of any stock or stock-based compensation or other compensation, (E) grant any awards under any bonus, incentive, performance or other compensation plan or arrangement, (F) take any action to fund any trust or similar funding vehicle in advance of the payment of compensation or benefits under any Company Benefit Plan, or (G) make any loan or cash advance to any current or former director, officer, employee or independent contractor (other than advances of business or travel expenses in the ordinary course of business consistent with past practice);

(vii)                           make capital expenditures in the aggregate in excess of the Company’s capital expenditure forecast as set forth on Schedule 5.1(a)(vii) of the Company Disclosure Schedule, other than as may be necessary in connection with any unexpected repair, maintenance or replacement;

(viii)                        pay, lend or advance any amount to, or sell, assign, transfer, license or lease any properties or assets to, or enter into any agreement or arrangement with, any of its Affiliates (other than Wholly Owned Subsidiaries);

(ix)                              fail to keep in full force and effect insurance comparable in amount and scope to coverage currently maintained;

(x)                                 make any change in any method of financial accounting or financial accounting principle or practice except for any such change required by GAAP, provided that the Company may implement any such changes prior to the date required by GAAP;

(xi)                              except as required by law or in the ordinary course of business (A) make, change or revoke any material Tax election, (B) adopt or change any material Tax accounting method, (C) file any amended material Tax Return, (D) settle any material Tax claim or assessment relating to the Company or any of its Subsidiaries for an amount materially in excess of the amount reserved or accrued on the Company’s balance sheet (or most recent consolidated balance sheet included in the Company SEC Reports), or (E) surrender any right to claim a refund of material Taxes;

(xii)                           settle, release or forgive any claim, action or proceeding requiring net payments to be made by the Company or any of its Subsidiaries in excess of $7,500,000 individually or $35,000,000 in the aggregate or involving any admissions or other obligations of the Company or any of its Subsidiaries, other than intercompany claims or disputes with customers or vendors in the ordinary course of business, or waive any right with respect to any material claim held by the Company or any of its Subsidiaries other than in the ordinary course of business and consistent with past practice, or settle or resolve any claim against the Company or any of its Subsidiaries on terms that require the Company or any of its Subsidiaries to materially alter its existing business practices, in each case other than any claim with respect to Taxes, which shall be governed by Section 5.1(a)(xi);

(xiii)                        (i) lend money to any Person (other than to the Company or to Wholly Owned Subsidiaries or to employees of the Company or its Subsidiaries with respect to business or travel advances) or (ii) incur, assume, endorse, guarantee or otherwise become liable for or modify in any material respects the terms of any Indebtedness for borrowed money or issue or sell any debt securities, or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise), other than Indebtedness in an aggregate principal amount at any time outstanding not in excess of $100 million;

(xiv)                       materially amend or terminate early any Contract described in clauses (vi), (vii) or (viii) of Section 3.17(c) (or enter into, materially amend or terminate early any agreement, contract or commitment that would be such a Contract if it were in effect on the date of this Agreement);

(xv)                          enter into or amend any agreement, contract or commitment, or take any other action, that would reasonably be expected to prevent or materially delay or materially impair the consummation of the Merger or adversely affect in a material respect the expected benefits (taken as a whole) of the Merger;

(xvi)                       permit (A) the balance owed by Level 3 Communications, LLC to the Company under the Amended and Restated Parent Intercompany Note, dated October 1, 2003 (the “Company Intercompany Note”), to be less than the amount set forth on Schedule 5.1(a)(xvi)(A) of the Company Disclosure Schedule or (B) the amount available under the baskets for the Company to make “Restricted Payments” in the form of dividends pursuant to (1) clause (A) of the proviso at the end of Section 6.03(a) of the Existing Credit Agreement and (2) clause (A) of the proviso at the end of Section 1012(a) of each of the indentures governing the Notes, in either case, to be less than the amount set forth on Schedule 5.1(a)(xvi)(B) of the Company Disclosure Schedule; or

(xvii)                    commit or agree to do or authorize any of the foregoing.

(b)                                Nothing contained in this Agreement shall give to Parent, Merger Sub 1 or Merger Sub 2, directly or indirectly, rights to control or direct the operations of the Company or its Subsidiaries prior to the Closing Date.  Prior to the Closing Date, the Company and its Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of its and its Subsidiaries’ operations.

Section 5.2.                       Notice of Breach.  From and after the date hereof and until the earlier to occur of the Closing Date or the termination of this Agreement pursuant to Article IX hereof, the Company shall promptly give written notice with particularity upon having Knowledge of any matter that would constitute a material breach of any representation, warranty, agreement or covenant of the Company contained in this Agreement that would reasonably be expected to cause any condition to the obligations of any party hereto to effect the transactions contemplated by this Agreement not to be satisfied; provided, however, that a failure to give notice pursuant to this Section 5.2 shall be excluded for purposes of the condition set forth in Section 8.2(b).

ARTICLE VI

COVENANTS OF PARENT, MERGER SUB 1 AND MERGER SUB 2

Parent, Merger Sub 1 and Merger Sub 2 hereby covenant as follows:

Section 6.1.                       Conduct of the Business Before the Closing Date.

(a)                                 Parent covenants and agrees that, during the period from the date hereof to the earlier of the termination of this Agreement in accordance with its terms and the Effective Time (except as otherwise specifically contemplated by the terms of this Agreement), unless the Company shall otherwise consent in writing: (i) the businesses of Parent and its Subsidiaries shall be conducted, in all material respects, in the ordinary course of business and in a manner consistent with past practice and, in all material respects, in compliance with applicable laws, including without limitation the timely filing of all reports, forms or other documents with the SEC required pursuant to the Securities Act, the Exchange Act or the Sarbanes Oxley Act, as well as the timely filing of all material reports, forms and other documents, and payment of all applicable material regulatory fees and assessments, under applicable state and federal law; and (ii) Parent shall use its commercially reasonable efforts to, and shall cause its Subsidiaries to use their commercially reasonable efforts to, continue to maintain, in all material respects, its assets, properties, rights and operations in accordance with present practice in a condition suitable for their current use.  Without limiting the generality of the foregoing, neither Parent nor any of its Subsidiaries shall (except as specifically contemplated by the terms of this Agreement or as set forth on Schedule 6.1(a) of the Parent Disclosure Schedule), between the date of this Agreement and the earlier of the termination of this Agreement in accordance with its terms and the Effective Time, directly or indirectly do, any of the following without the prior written consent of the Company (which shall not be unreasonably delayed, withheld or conditioned other than with respect to clauses (i), (iii) or (iv)):

(i)                                     make, in the case of Parent, any change in any of its organizational documents; issue any additional shares of capital stock, membership interests or partnership interests or other equity securities or grant any option, warrant or right to acquire any capital stock, membership interests or partnership interests or other equity securities or issue any security convertible into or exchangeable for such securities or alter in any way any of its outstanding securities or make any change in outstanding shares of capital stock, membership interests or partnership interests or other ownership interests or its capitalization, whether by reason of a reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, stock dividend or otherwise; except, in each case, for (A) for grants of Parent Equity Awards with respect to shares of Parent Common Stock under the Parent Stock Plans or under any amended or successor plan in the ordinary course of business consistent with past practice; provided, that Parent may provide for acceleration of vesting and settlement upon the occurrence of a termination of the Parent Equity Award holders’ employment without cause or upon a resignation by such Parent Equity Award holder with good reason, (B) shares of Parent Common Stock issuable upon exercise of Parent Options or settlement of Parent Equity Awards, (C) shares of Parent Common Stock issuable pursuant to the Parent DRIP in accordance with the terms in effect on the date of this Agreement or (D) shares of Parent Common Stock issuable upon the conversion of any Parent Series L Shares;

(ii)                                  make any sale, assignment, transfer, abandonment, sublease or other conveyance of material assets or Parent Owned Real Property other than in the ordinary course of business and in a manner consistent with past practice;

(iii)                               subject any of its assets, properties or rights or any part thereof, to any Lien or suffer such to exist other than (a) Permitted Liens, (b) other Liens securing obligations not in excess of $100 million in the aggregate, or (c) in connection with the Financing or any Alternative Financing;

(iv)                              redeem, retire, purchase or otherwise acquire, directly or indirectly, any shares of the capital stock, membership interests or partnership interests or other ownership interests of Parent or any of its Subsidiaries or declare, set aside or pay any dividends or other distribution in respect of such shares or interests of Parent other than (A) the payment of the exercise price of Parent Options with Parent Common Stock (including but not limited to in connection with “net exercises”), (B) required Tax withholding in connection with the vesting, settlement and/or exercise of Parent Equity Awards, (C) forfeitures of Parent Equity Awards pursuant to their terms in effect on the date of this Agreement, (D) declaring, setting aside or paying regular quarterly cash dividends payable by Parent in respect of shares of Parent Common Stock not exceeding $0.54 per share of Parent Common Stock with declaration, record and payment dates substantially consistent with those of the dividends paid by Parent during its most recent fiscal year, (E) dividends payable to holders of Parent Series L Shares in accordance with their terms or (F) the acquisition of Parent Series L Shares upon the conversion of such shares pursuant to the Parent Organizational Documents;

(v)                                 acquire any equity interest in or business of any Person or any material assets or properties (including any real property), or enter into any other transaction, other than (A) in the ordinary course of business and consistent with past practice, not to exceed $40 million individually or $100 million in the aggregate, and (B) in connection with transactions that would not reasonably be expected to (i) prevent or materially delay or materially impair the consummation of the Merger, (ii) prevent, materially hinder or materially delay the receipt of the necessary or required waiting period expirations or terminations, consents, approvals and authorizations for the transactions contemplated by this Agreement under the HSR Act, the EUMR, the Communications Act, the Cable Landing License Act, or the consents set forth on Schedule 8.1(e) of the Company Disclosure Schedule, (iii) materially impair Parent’s ability to obtain the Financing, or (iv) result in an ownership change of Parent pursuant to Section 382(g) of the Code prior to or upon the Closing;

(vi)                              make any change in any method of financial accounting or financial accounting principle or practice except for any such change required by GAAP, provided that Parent may implement any such changes prior to the date required by GAAP;

(vii)                           except as required by law or in the ordinary course of business, (A) make, change or revoke any material Tax election, (B) adopt or change any material Tax accounting method, (C) file any amended material Tax Return, (D) settle any material Tax claim or assessment relating to Parent or any of its Subsidiaries for an amount materially in excess of the amount reserved or accrued on Parent’s balance sheet (or most recent consolidated balance sheet included in the Parent SEC Reports), or (E) surrender any right to claim a refund of material Taxes;

(viii)                        lend money to any Person (other than Subsidiaries) or incur or guarantee any Indebtedness for borrowed money other than (A) as permitted under the Commitment Letter or in connection with the Required Indebtedness, (B) the Financing or any Alternative Financing, (C) Indebtedness incurred to replace or refinance existing Indebtedness of Parent or any of its Subsidiaries, (D) Indebtedness incurred in the ordinary course of business under any credit facility of Parent or its Subsidiaries in existence as of the date of this Agreement except to the extent such Indebtedness would reasonably be expected to interfere with, or adversely affect, the Financing or any Alternative Financing, in each case in any material respect, and (E) Indebtedness in an aggregate principal amount at any time outstanding not in excess of $100,000,000;

(ix)                              settle, release or forgive any claim, action or proceeding requiring net payments to be made by Parent or any of its Subsidiaries in excess of $10,000,000 individually or $50,000,000 in the aggregate or involving any admissions or other obligations of Parent or any of its Subsidiaries, other than intercompany claims or disputes with customers or vendors in the ordinary course of business, or waive any right with respect to any material claim held by Parent or any of its Subsidiaries other than in the ordinary course of business and consistent with past practice, or settle or resolve any claim against the Company or any of its Subsidiaries on terms that require Parent or any of its Subsidiaries to materially alter its existing business practices, in each case other than any claim with respect to Taxes, which shall be governed by Section 6.1(a)(vii); or

(x)                                 commit or agree to do or authorize any of the foregoing.

(b)                                Nothing contained in this Agreement to the contrary shall give to the Company, directly or indirectly, rights to control or direct the operations of Parent or its Subsidiaries prior to the Closing Date.  Prior to the Closing Date, Parent and its Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of its and its Subsidiaries’ operations.

Section 6.2.                       Employee Benefits.

(a)                                 From and after the Effective Time, Parent shall, and Parent shall cause the Surviving Company to, honor all Company Benefit Plans and compensation arrangements and agreements in accordance with their terms as in effect immediately before the Effective Time, provided that, for the avoidance of doubt, the foregoing shall not prohibit Parent from amending or terminating the Company Benefit Plans in accordance with their terms.  For the period commencing on the Effective Time and ending on the one (1) year anniversary of the Effective Time, Parent agrees to provide each employee of the Company or its Subsidiaries who shall have been an employee of the Company or its Subsidiaries as of the Effective Time (each, a “Continuing Company Employee”), while such Continuing Company Employee remains employed by Parent or any of its Subsidiaries (including, after the Effective Time, the Company and its Subsidiaries), (i) with an annual base salary or wage rate and annual cash incentive compensation opportunities that are, in each case, no less favorable than the annual base salary or wage rate, as applicable, and annual cash incentive opportunities provided to such Continuing Company Employee immediately prior to the Effective Time; (ii) total incentive compensation opportunities that are no less favorable than the total incentive compensation opportunities (including both cash and equity compensation opportunities and excluding any retention awards) provided to such Continuing Company Employee immediately prior to the Effective Time; provided that the mix of service-based and performance-based incentive compensation will be consistent with the mix in 2016 and will ignore the fact that service-based Company RSU Awards may be granted in lieu of performance-based Company RSU Awards in 2017; and (iii) at Parent’s election, either (A) participation in employee benefit plans, programs and policies, including any pension plan, defined benefit plan, defined contribution plan, bonus plan, profit sharing plan, medical plan, dental plan, life insurance plan, time off program and disability plan (excluding severance plans, programs and policies), in each case to the same extent and on the same terms (for the avoidance of doubt, including with respect to level of benefits) as similarly situated employees of Parent and its Subsidiaries, or (B) continued participation in employee benefit plans, programs and policies, including any pension plan, defined benefit plan, defined contribution plan, bonus plan, profit sharing plan, medical plan, dental plan, life insurance plan, time off program and disability plan (excluding severance plans, programs and policies), that provide benefits that are no less favorable in the aggregate to the benefits provided to such Continuing Company Employee under the Company Benefit Plans immediately before the Closing Date.

(b)                                Notwithstanding anything in this Agreement to the contrary, Parent agrees that any Continuing Company Employee (other than Continuing Company Employees in Latin America) whose employment is terminated (i) by Parent or the Surviving Company without Cause (as defined in the severance plan or practice set forth in Section 6.2(b) of the Company Disclosure Schedule applicable to such Continuing Company Employee), (ii) solely with respect to participants in the Key Executive Severance Plan, by the Continuing Company Employee for Good Reason (as defined in the Key Executive Severance Plan), or (iii) solely with respect to Continuing Company Employees with a title of Vice President and above who do not participate in the Key Executive Severance Plan, due to a forced relocation of more than 50 miles, in each case, within the one (1) year period commencing on the Effective Time, will be entitled to cash severance benefits that are no less favorable, and welfare benefits that are no less favorable in the aggregate, in each case than the cash severance benefits and welfare benefits, respectively, determined in accordance with the terms of (A) Key Executive Severance Plan (as in effect as of the date hereof) for participants therein and (B) as set forth on Section 6.2(b) of the Company Disclosure Schedule for any Continuing Company Employee not covered by the Key Executive Severance Plan, subject to such employee providing a timely and effective release of claims in favor of Parent, the Surviving Company and their respective Affiliates to the extent not otherwise required.

(c)                                 With respect to any Company Benefit Plan or Parent Benefit Plan in which any Continuing Company Employee first becomes eligible to participate on or after the Effective Time (collectively, the “New Plans”), each Continuing Company Employee shall, to the extent permitted by applicable law, receive full credit for the years of continuous service by such Continuing Company Employee recognized by the Company or its Subsidiaries prior to the Effective Time pursuant to a Company Benefit Plan to the same extent as if it were service with Parent for all purposes other than (i) benefit accrual under defined benefit pension plans, (ii) where such credit would result in a duplication of benefits, (iii) where such services were not recognized under the corresponding Company Benefit Plan or no corresponding Company Benefit Plan existed or (iv) for purposes of any benefit plan that is a frozen plan as of the Effective Time or with respect to any benefits that are grandfathered as of the Effective Time.  With respect to any New Plan that is a welfare benefit plan in which any Continuing Company Employee (or his or her eligible dependents) first become eligible to participate on or after the Effective Time, Parent shall use commercially reasonable efforts to, (A) cause to be waived any eligibility requirements or pre-existing condition limitations except to the extent such eligibility requirements or pre-existing conditions would apply under the analogous Company Benefit Plan in which any such Continuing Company Employee (and eligible dependents) was a participant or eligible to participate as of immediately prior to the Effective Time, and (B) give effect, in determining any deductibles, co-insurance or maximum out of pocket limitations, to amounts paid by such Continuing Company Employee (and eligible dependents) prior to the Effective Time under a Company Benefit Plan in which any such Continuing Company Employee (or eligible dependent) was a participant as of immediately prior to the Effective Time (to the same extent that such credit was given under such Company Benefit Plan prior to the Effective Time) in satisfying such requirements during the plan year in which the Effective Time occurs.

(d)                                Each of the Company and Parent hereby acknowledges that a “change of control” (or similar phrase) within the meaning of the Company Benefit Plans will, for purposes of the Company Benefit Plans only, occur at or prior to the Effective Time, as applicable.

(e)                                 Upon Parent’s reasonable request from time to time (but up until the sixty days prior to the anticipated date of the Effective Time no more frequently than once per quarter, except where there is reasonable reason to believe that there has been a material change to the calculations since immediately prior request), the Company shall, a reasonable period of time following receipt of such request (but in no event more than five (5) Business Days following receipt of such request), provide Parent with the then-most recent calculations and reasonable back-up information relating to Sections 280G and 4999 of the Code relating to the Merger, including any non-compete valuations.

(f)                                   Prior to making any broad-based communication or written communications that would reasonably be interpreted to create a legally binding right to any future compensation on the part of a Continuing Company Employee, in each case, pertaining to compensation or benefit matters that are affected by the transactions contemplated by this Agreement (including any schedules hereto), the Company shall provide Parent with a copy of the intended communication, Parent shall have a reasonable period of time to review and comment on the communication, and Parent and the Company shall cooperate in providing any such mutually agreeable communication.

(g)                                The Company shall provide to Parent at least five days advanced written notice prior to hiring or firing any employee with a title of Vice President or above; provided that, in the event of a termination for Cause, the Company shall provide notice as promptly as practicable, whether before or after the termination of employment.

(h)                                 Nothing contained in this Section 6.2 or any other provision of this Agreement, express or implied: (i) shall be construed to establish, amend, or modify any benefit plan, program, agreement or arrangement, including without limitation, any Company Benefit Plan or any Parent Benefit Plan, (ii) shall alter or limit the ability of any of Parent, the Surviving Company, or any of their respective Subsidiaries to amend, modify or terminate any benefit plan, program, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them in accordance with its terms, (iii) is intended to confer upon any current or former employee any right to employment or continued employment for any period of time by reason of this Agreement, or any right to a particular term or condition of employment, or (iv) is intended to confer upon any Person (including for the avoidance of doubt any current or former employee, director, officer or other service provider or any participant in a Company Benefit Plan or other employee benefit plan, agreement or other arrangement) any right as a third party beneficiary of this Agreement.

Section 6.3.                       Indemnification Continuation.

(a)                                 For purposes of this Section 6.3, (i) “Indemnified Person” shall mean any person who is now, or has been at any time prior to the Effective Time, (x) an officer or director of the Company or any of its Subsidiaries or (y) serving at the request of the Company as an officer or director of another corporation, joint venture or other enterprise or general partner of any partnership or a trustee of any trust, and (ii) “Proceeding” shall mean any claim, action, suit, proceeding or investigation.

(b)                                From and after the Effective Time, Parent shall, or Parent shall cause the Surviving Company, to the fullest extent permitted by applicable law, to provide indemnification to each Indemnified Person in connection with any Proceeding based directly or indirectly (in whole or in part) on, or arising directly or indirectly (in whole or in part) out of, the fact that such Indemnified Person is or was an officer or director of the Company or any of its Subsidiaries, or is or was serving at the request of the Company as an officer or director of another corporation, joint venture or other enterprise or general partner of any partnership or a trustee of any trust, whether pertaining to any matter arising before or after the Effective Time.  In the event of any such claim, action, suit or proceeding, each Indemnified Person will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit or proceeding from Parent or the Surviving Company within a reasonable period of time following receipt by Parent or the Surviving Company from the Indemnified Person of a request therefor; provided that an Indemnified Person shall repay Parent or the Surviving Company for any expenses incurred by Parent or Surviving Company in connection with the indemnification of such Indemnified Person pursuant to this Section 6.3 if it is ultimately determined that such Indemnified Person did not meet the standard of conduct necessary for indemnification by Parent or the Surviving Company as set forth in the Company Organizational Documents.  Parent shall cause the Surviving Company to (i) not amend, repeal or otherwise modify the exculpation, indemnification and advancement of expenses provisions of the Company’s and any of its Subsidiaries’ certificates of incorporation and bylaws or similar organizational documents as in effect immediately prior to the Effective Time in any manner that would adversely affect the rights thereunder of any individuals who at the Effective Time were directors, officers or employees of the Company or any of its Subsidiaries and (ii) comply with and not amend without the consent of the other parties thereto, any indemnification contracts of the Company or its Subsidiaries with any of their respective current or former directors, officers or employees as in effect immediately prior to the date hereof.  In the event that Parent (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, Parent shall cause proper provision to be made so that the successors and assigns of Parent assume the obligations set forth in this Section 6.3, unless such assumption occurs by operation of law.

(c)                                 Parent shall cause the Surviving Company to, and the Surviving Company shall, maintain in effect for six years from the Effective Time the Company’s current directors’ and officers’ liability insurance policies covering acts or omissions occurring (or alleged to occur) prior to or at the Effective Time with respect to Indemnified Persons; provided, however, that in no event shall the Surviving Company be required to expend pursuant to this Section 6.3(c) more than an amount per year equal to 300% of current annual premiums paid by the Company for such insurance. In the event that, but for the proviso to the immediately preceding sentence, the Surviving Company would be required to expend more than 300% of current annual premiums, the Surviving Company shall obtain the maximum amount of such insurance obtainable by payment of annual premiums equal to 300% of current annual premiums. In lieu of the foregoing, the Company may purchase, prior to the Effective Time, a six-year “tail” prepaid officers’ and directors’ liability insurance policy in respect of acts or omissions occurring prior to the Effective Time covering each such Indemnified Person for an amount not to exceed 300% of current annual premiums.  If such “tail” policy has been established by the Company, Parent shall not terminate such policy and shall cause all obligations of the Company thereunder to be honored by it and the Surviving Company.

(d)                                The provisions of this Section 6.3 shall survive the consummation of the Merger for a period of six years and are expressly intended to benefit each of the Indemnified Persons; provided, however, that in the event that any claim or claims for indemnification are asserted or made within such six-year period, all rights to indemnification in respect of any such claim or claims shall continue until disposition of any and all such claims.

(e)                                 Parent shall, and shall cause the Surviving Company to, pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Person in enforcing the indemnity and other obligations provided in this Section 6.3 to the same extent and under the same conditions and procedures (and subject to the same conditions, including with respect to the advancement of expenses) as such Indemnified Person is entitled on the date hereof under the Company Organizational Documents (or the corresponding organizational documents of any Subsidiary of the Company).

Section 6.4.                       Notice of Breach.  From and after the date hereof and until the earlier to occur of the Closing Date or the termination of this Agreement pursuant to Article IX hereof, Parent shall promptly give written notice with particularity upon having Knowledge of any matter that would constitute a material breach of any representation, warranty, agreement or covenant of

Parent contained in this Agreement that would reasonably be expected to cause any condition to the obligations of any party hereto to effect the transactions contemplated by this Agreement not to be satisfied or that would reasonably be expected to cause the Financing not to occur; provided, however, that a failure to give notice pursuant to this Section 6.4 shall be excluded for purposes of the condition set forth in Section 8.3(b).

Section 6.5.                       Maintenance of Parent Dividend.  From the date hereof until the earlier to occur of the Effective Time or the termination of this Agreement pursuant to Article IX hereof, Parent shall continue to pay regular quarterly cash dividends in respect of shares of Parent Common Stock of $0.54 per share of Parent Common Stock with declaration, record and payment dates substantially consistent with those of the dividends paid by Parent during its most recent fiscal year; provided, however, that Parent shall not be required to comply with this Section 6.5 if, and only if, Parent’s Board of Directors has determined in good faith, after consultation with its financial advisors and outside legal counsel, that the declaration or payment of such dividends is inconsistent with the fiduciary duties of Parent’s Board of Directors to Parent’s shareholders or violates applicable law.  Parent agrees to consult with the Company prior to making any determination to reduce the amount of the regular quarterly cash dividends in respect of shares of Parent Common Stock below $0.54 per share of Parent Common Stock in accordance with the proviso to the preceding sentence.

ARTICLE VII

ADDITIONAL COVENANTS OF THE PARTIES

Section 7.1.                       Preparation of Joint Proxy Statement/Prospectus and Registration Statement; Stockholder and Shareholder Meetings.

(a)                                 As promptly as practicable, and in any event within 40 days after the execution of this Agreement, the Company and Parent shall cooperate in preparing and cause to be filed with the SEC the Joint Proxy Statement/Prospectus, and Parent shall prepare, together with the Company, and file with the SEC the registration statement on Form S-4 or any amendment or supplement thereto pursuant to which shares of Parent Common Stock issuable in the Merger will be registered with the SEC (the “Registration Statement”) (in which the Joint Proxy Statement/Prospectus will be included).  Parent and the Company shall use their reasonable best efforts to cause the Registration Statement to become effective under the Securities Act as soon after such filing as practicable and to keep the Registration Statement effective as long as is necessary to consummate the Merger.  The Joint Proxy Statement/Prospectus shall include the recommendation of each of the Boards of Directors of the Company and Parent in favor of approval and adoption of this Agreement and the Merger, or of the Parent Share Issuance, as applicable, and any resolution required by Rule 14a-21(c) under the Exchange Act to approve, on an advisory basis, the compensation required to be disclosed in the Registration Statement pursuant to Item 402(t) of Regulation S-K, except to the extent the Board of Directors of the Company or Parent shall have withdrawn or modified its approval or recommendation of this Agreement or the Merger to the extent such action is permitted by Section 7.4.  Each of the Company and Parent shall use its reasonable best efforts to cause the Joint Proxy Statement/Prospectus to be mailed to its respective stockholders or shareholders, as applicable, as promptly as practicable after the Registration Statement becomes effective.  The parties shall promptly provide copies, consult with each other and prepare written responses with respect to any written comments received from the SEC with respect to the Joint Proxy Statement/Prospectus and the Registration Statement and advise one another of any oral comments received from the SEC.  The Registration Statement and the Joint Proxy Statement/Prospectus shall, at the time of each of the Company Stockholders Meeting and the Parent Shareholders Meeting, comply as to form in all material respects with the Securities Act and the Exchange Act and the rules and regulations promulgated by the SEC thereunder.

(b)                                Parent and the Company shall make all necessary filings with respect to the Combination and the transactions contemplated hereby under the Securities Act and the Exchange Act and applicable “blue sky” laws and the rules and regulations thereunder.  Each party will advise the other, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Joint Proxy Statement/Prospectus or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information.  No amendment or supplement to the Joint Proxy Statement/Prospectus or the Registration Statement shall be filed without the approval of both parties hereto, which approval shall not be unreasonably withheld, conditioned or delayed; provided that with respect to documents filed by a party which are incorporated by reference in the Joint Proxy Statement/Prospectus or the Registration Statement, this right of approval shall apply only with respect to information relating to the other party or such other party’s business, financial condition or results of operations.  If at any time prior to the Effective Time, any information relating to Parent or the Company, or any of their respective Affiliates, officers or directors, should be discovered by Parent or the Company that should be set forth in an amendment or supplement to the Registration Statement or the Joint Proxy Statement/Prospectus, so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by law, disseminated to the stockholders of the Company and shareholders of Parent.

(c)                                 The Company shall cause the Company Stockholders Meeting to be duly called and held as soon as reasonably practicable for the purpose of obtaining the Required Company Vote.  In connection with such meeting, the Company will (i) subject to Section 7.4(b) through Section 7.4(e), use its reasonable best efforts to obtain the Required Company Vote and (ii) otherwise comply with all legal requirements applicable to such meeting.  The information supplied or to be supplied by the Company specifically for inclusion or incorporation in the Registration Statement shall not at the time the Registration Statement is declared effective by the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading.  The information supplied or to be supplied by the Company specifically for inclusion in the Joint Proxy Statement/Prospectus, which shall be included in the Registration Statement, shall not, on the date(s) the Joint Proxy Statement/Prospectus is first mailed to the stockholders of the Company and the shareholders of Parent, respectively, or at the time of the Company Stockholders Meeting or the Parent Shareholders Meeting, respectively, or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  Notwithstanding the foregoing, if on a date for which the Company Stockholders Meeting is scheduled, the Company has not received proxies representing a sufficient number of shares of Company Common Stock to obtain the Required Company Vote, whether or not a quorum is present, the Company shall have the right on one or more occasions to postpone or adjourn the Company Stockholders Meeting for not more than an aggregate of forty (40) days, solely for the purpose of soliciting shares of Company Common Stock to obtain the Required Company Vote.

(d)                                Parent shall cause the Parent Shareholders Meeting to be duly called and held as soon as reasonably practicable for the purpose of obtaining the Required Parent Vote.  In connection with such meeting, Parent will (i) subject to Section 7.4(g) through Section 7.4(i), use its reasonable best efforts to obtain the Required Parent Vote and (ii) otherwise comply with all legal requirements applicable to such meeting.  The information supplied or to be supplied by Parent specifically for inclusion or incorporation in the Registration Statement shall not at the time the Registration Statement is declared effective by the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading.  The information supplied or to be supplied by Parent specifically for inclusion in the Joint Proxy Statement/Prospectus, which shall be included in the Registration Statement, shall not, on the date(s) the Joint Proxy Statement/Prospectus is first mailed to the stockholders of the Company and the shareholders of Parent, respectively, or at the time of the Company Stockholders Meeting or the Parent Shareholders Meeting, respectively, or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, if on a date for which the Parent Shareholders Meeting is scheduled, Parent has not received proxies representing a sufficient number of shares of Parent Common Stock to obtain the Required Parent Vote, whether or not a quorum is present, Parent shall have the right on one or more occasions to postpone or adjourn the Parent Shareholders Meeting for not more than an aggregate of forty (40) days, solely for the purpose of soliciting shares of Parent Common Stock to obtain the Required Parent Vote.

Section 7.2.                       Access to Information.

Upon reasonable notice, each of Parent and the Company shall (and shall cause its respective Subsidiaries to) afford to the other party hereto and its representatives (including Financing Sources and their representatives) reasonable access during normal business hours, during the period prior to the Effective Time, to all its officers, employees, properties, offices, plants and other facilities and to all books and records, including financial statements, other financial data and monthly financial statements within the time such statements are customarily prepared, and, during such period, each of Parent and the Company shall (and shall cause its respective Subsidiaries to) furnish promptly to the other party hereto and its representatives (including Financing Sources and their representatives), consistent with its legal obligations, all other information concerning its business, properties and personnel as such Person may reasonably request; provided, however, that either party hereto may restrict the foregoing access to the extent that, in such Person’s reasonable judgment, (i) providing such access would result in the waiver of any attorney-client privilege, in the disclosure of any trade secrets of third parties or violate any of its obligations with respect to confidentiality if such Person shall have used all reasonable efforts to obtain the consent of such third party to such access, or (ii) any law, treaty, rule or regulation of any Governmental Entity applicable to such Person requires such Person or its Subsidiaries to preclude the other party and its representatives from gaining access to any properties or information, provided, further, that the Company will inform Parent of the general nature of the document or information being withheld and reasonably cooperate with Parent to provide such document or information in a manner that would not result in violation of law or the loss or waiver of such privilege.  No investigation by Parent or its representatives shall affect or be deemed to modify or waive the representations and warranties of the Company set forth in this Agreement.  Each party hereto will hold any such information that is non-public in confidence to the extent required by, and in accordance with, the provisions of that certain agreement, dated June 23, 2016 (the “Confidentiality Agreement”), between the Company and Parent.

Section 7.3.                       Efforts.

(a)                                 Subject to the terms and conditions of this Agreement, each party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate the Merger and the other transactions contemplated by this Agreement as soon as practicable after the date hereof, including, without limitation, (i) preparing and filing, in consultation with the other party and as promptly as practicable and advisable after the date hereof, all documentation to effect all necessary applications, notices, petitions, filings, and other documents and to obtain as promptly as practicable all waiting period expirations or terminations, consents, clearances, waivers, licenses, orders, registrations, approvals, permits, and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement (including the financing thereof) and (ii) taking all steps as may be necessary to obtain all such waiting period expirations or terminations, consents, clearances, waivers, licenses, registrations, permits, authorizations, orders and approvals; provided, however, that efforts in connection with the Financing and the Required Indebtedness, other than notices and applications with State Regulators required in connection with the Financing and the Required Indebtedness, shall be governed by Section 7.11 and not this Section 7.3.  In furtherance and not in limitation of the foregoing, each party hereto agrees (A) to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable, and in any event within 40 calendar days after the execution of this Agreement, and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable, (B) to file all applications required to be filed with the FCC within 40 calendar days after the execution of this Agreement, (C) to file all notices and applications with State Regulators within 30 Business Days after the execution of this Agreement, (D) to file timely notices, submissions, draft agreements and amendments, or agreement termination proposals with the Team Telecom Agencies and DSS, (E) to file in a timely manner all notifications and filings required under any foreign antitrust laws, including, if applicable the EUMR, as promptly as practicable, (F) to file, as promptly as practicable, all appropriate filings, notices, applications, agreement termination proposals, or similar notifications or documents required or advisable in order to obtain such approvals of the Team Telecom Agencies, DSS, and any other Government Entity as required under applicable industrial security regulations and (G) make all filings required under applicable foreign investment regulations, including, if Parent determines appropriate after consultation with the Company, to CFIUS.

(b)                                Each of Parent and the Company shall, in connection with the efforts referenced in Section 7.3(a) to obtain all waiting period expirations or terminations, consents, clearances, waivers, licenses, orders, registrations, approvals, permits, and authorizations for the transactions contemplated by this Agreement under the HSR Act, the Communications Act, the Cable Landing License Act, or any other Regulatory Law (as defined below), (i) cooperate in all respects and consult with each other in connection with any communication, filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party, including by allowing the other party and/or its counsel to have a reasonable opportunity to review in advance and comment on drafts of any communications, filings and submissions (and documents submitted therewith); (ii) promptly inform the other party of any communication received by such party from, or given by such party to, the Antitrust Division of the Department of Justice (the “DOJ”), the Federal Trade Commission (the “FTC”), the FCC, any other Governmental Entity or, in connection with any proceeding by a private party, with any other person, including by promptly providing copies to the other party of any such written communications, and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated by this Agreement, and (iii) permit the other party to review any communication it gives to, and consult with each other in advance of any meeting substantive telephone call, or conference with the DOJ, the FTC, FCC, or such other Governmental Entity or other person, and to the extent permitted by the DOJ, the FTC, the FCC, or any other applicable Governmental Entity or other Person, give the other party and/or its counsel the opportunity to attend and participate in such meetings, substantive telephone calls and conferences, provided, however, that materials may be redacted (A) to remove references concerning the valuation of Parent, the Company or any of their Subsidiaries, (B) as necessary to comply with contractual arrangements in effect prior to the date hereof, (C) as necessary to address reasonable privilege or confidentiality concerns, and (D) as necessary to address reasonable privilege concerns, and to remove personal and confidential information provided in connection with CFIUS and/or FOCI review.  Parent and the Company may, as each deems advisable and necessary, reasonably designate any competitively sensitive material to be provided to the other under this Section 7.3(b) as “Antitrust Counsel Only Material.”  Such materials and the information contained therein shall be given only to the outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (Parent or the Company, as the case may be) or its legal counsel.  For purposes of this Agreement, “Regulatory Law” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, the Communications Act, the DSS FOCI mitigation requirements, the Cable Landing License Act, and all other national, federal or state, domestic or foreign, if any, statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other laws that are designed or intended to (i) prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade, affecting competition or market conditions through merger, acquisition or other transaction or effectuating foreign investment, (ii) regulate telecommunications businesses, or (iii) prohibit, restrict or regulate foreign investment.  In furtherance and not in limitation of the covenants of the parties contained in

Section 7.3(a) and this Section 7.3(b), each party hereto shall use its reasonable best efforts to resolve objections, if any, as may be asserted with respect to the transactions contemplated by this Agreement under any Regulatory Law, including, without limitation, by (x) agreeing to any terms, conditions or modifications (including Parent, the Company or any of their respective Subsidiaries having to cease operating, sell or otherwise dispose of any assets or business (including the requirement that any such assets or businesses be held separate)) or, with respect to Parent, enter into or modify any network security agreement with the Team Telecom Agencies and any FOCI mitigation instrument with DSS, in each case with respect to obtaining the expiration or termination of any waiting period or any consents, permits, waivers, approvals, authorizations or orders in connection with the Combination or the consummation of the transactions contemplated by this Agreement (collectively, “Divestiture Actions”) and (y) contesting, defending, and appealing any threatened or pending preliminary or permanent injunction or other order, decree, suit or proceeding challenging the Combination or the other transactions contemplated hereby which would otherwise have the effect of preventing, delaying or restricting the consummation of the Combination or the other transactions contemplated hereby.  Notwithstanding anything to the contrary contained in this Agreement, Parent shall not be required to (and without the consent of the Company shall not) take any Divestiture Action or other any other action pursuant to clauses (d), (e) or (f) of this Section 7.3 that would result in, or would be reasonably likely to result in, either individually or in the aggregate, a material adverse effect on Parent and its Subsidiaries, taken as a whole, after giving effect to the Combination (assuming Parent and its Subsidiaries, taken as a whole, after giving effect to the Combination, are the size of Parent and its Subsidiaries, taken as a whole, prior to giving effect to the Combination) (a “Specified Material Adverse Effect”); provided, however, that nothing contained in this Agreement shall require Company to agree to, or take, any action in connection with Section 7.3 of this Agreement unless such agreement or action is conditioned upon the consummation of the transactions contemplated herein.

(c)                                 Each of Parent and the Company shall use its reasonable best efforts to obtain the expiration or termination of all waiting periods and all consents, waivers, authorizations and approvals of all third parties, including Governmental Entities (except those contemplated by Section 7.3(b), which shall be governed by that Section), necessary, proper or advisable for the consummation of the transactions contemplated by this Agreement and to provide any notices to third parties required to be provided prior to the Effective Time; provided that, without the prior written consent of Parent, the Company shall not incur any significant expense or liability, enter into any significant new commitment or agreement or agree to any significant modification to any contractual arrangement to obtain such consents or certificates in each case, that would have a Specified Material Adverse Effect.

(d)                                In addition to, and without limiting the generality of, the obligations in Section 7.3, to the extent Parent deems appropriate after consultation with the Company, each of the Company and Parent agree to take or cause to be taken the following actions:

(i)                                     (A) as promptly as reasonably practicable after the date of this Agreement, provide all necessary information within their respective control, and use reasonable best efforts to provide, as promptly as reasonably practicable, all necessary information which is not within such party’s control, needed for a joint voluntary notice with regard to the Merger (“Joint Notice”) to CFIUS pursuant to

Section 721 of the Defense Production Act of 1950, as amended, including amendments made by the Foreign Investment and National Security Act of 2007 (codified at 50 U.S.C. § 4565), and the regulations promulgated by CFIUS thereunder, codified at 31 C.F.R. Part 800, et seq. (collectively, “Section 721”), (B) as promptly as reasonably practicable after the date of this Agreement, submit a draft Joint Notice to CFIUS, and promptly address and resolve any questions and comments received on the draft Joint Notice from CFIUS staff, (C) immediately after the prompt resolution of all questions and comments received from CFIUS staff on the draft Joint Notice, prepare and submit the final Joint Notice, which shall in any event be made within five (5) calendar days of the receipt of comments from CFIUS unless the parties agree otherwise in writing, and (D) provide any information requested by CFIUS or any other agency or branch of the U.S. government in connection with the CFIUS review or investigation of the Combination and the other transactions contemplated by this Agreement, within the time periods specified by 31 C.F.R. § 800.403(a)(3), or otherwise provided by CFIUS, without the need to request an extension of time;

(ii)                                  in connection with the efforts to obtain the Completion of CFIUS Process, (A) cooperate in all respects and consult with each other in connection with the Joint Notice, including by allowing the other party to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions; (B) promptly inform the other party of any communication received by such party from, or given by such party to, CFIUS, by promptly providing copies to the other party of any such written communications, except for any exhibits to such communications providing the personal identifying information required by 31 C.F.R. § 800.402(c)(6)(vi); and (C) permit the other party to review in advance any communication that it gives to, and consult with each other in advance of any meeting, substantive telephone call or conference with CFIUS, and to the extent not prohibited by CFIUS, give the other party the opportunity to attend and participate in any meetings, substantive telephone calls or conferences with CFIUS, in each of clauses (A), (B) and (C), subject to confidentiality considerations contemplated by Section 721 or as may be required by CFIUS.  In addition, with regard to any meeting or substantive conversation, a party need not be represented or notified by the other party if any Governmental Entity objects to the party’s being represented at, or notified of, as applicable, any such meeting or any such conversation; and

(iii)                               use their respective reasonable best efforts to obtain the Completion of CFIUS Process as promptly as reasonably practicable.  Subject to the terms and conditions set forth in this Agreement, including this Section 7.3, Parent shall promptly take or agree to take all actions necessary to secure the Completion of CFIUS Process and resolve any objections asserted with respect to the Merger or the other transactions contemplated by this Agreement under Section 721 or other applicable law raised by any federal, state, local or foreign court or other Governmental Entity in order to obtain the Completion of CFIUS Process.

(e)                                 In addition to, and without limiting the generality of, the obligations in Section 7.3, each of the Company and Parent agree with respect to any national security review by the Team Telecom Agencies to (i) file as promptly as practicable, all notifications, questionnaire responses, documents, and information required or advisable in order for Company and its Subsidiaries to remain in compliance with the 2011 NSA and applicable U.S. national security laws and regulations after the Effective Date and (B) supply, as promptly as practicable, any additional documents and information that may be required or requested in connection with any national security review by the Team Telecom Agencies.

(f)                                   In addition to, and without limiting the generality of, the obligations in Section 7.3, each of the Company and Parent agree with respect to any DSS FOCI review to (i) file as promptly as practicable, all certificates pertaining to foreign interests and similar notifications or documents required or advisable in order to ensure after the Effective Time that (A) Parent, Company, and their respective Subsidiaries maintain their respective facility security clearances and personnel security clearances issued by DSS and to remain in compliance with and perform under the Contracts of the Parent, Company and their respective Subsidiaries and with applicable U.S. national industrial security laws and regulations, and (B) matters set forth on Schedule 7.3(f) of the Company Disclosure Schedule and (ii) supply, as promptly as practicable, any additional documents and information that may be required or requested in connection with any DSS FOCI review.

Section 7.4.                       Acquisition Proposals.

(a)                                 Except as otherwise expressly permitted by this Section 7.4, none of the Company or any of its Subsidiaries shall (whether directly or indirectly through Affiliates, directors, officers, employees, representatives, advisors or other intermediaries), nor shall (directly or indirectly) the Company authorize or permit any of its or their controlled Affiliates, officers, directors, representatives, advisors or other intermediaries or Subsidiaries to: (i) solicit, initiate or knowingly encourage the submission of inquiries, proposals or offers from any Person (other than Parent) relating to any Company Acquisition Proposal, or agree to or endorse any Company Acquisition Proposal; (ii) enter into any agreement to (x) consummate any Company Acquisition Proposal, (y) approve or endorse any Company Acquisition Proposal or (z) in connection with any Company Acquisition Proposal, require the Company to abandon, terminate or fail to consummate the Combination; (iii) enter into or participate in any discussions or negotiations in connection with any Company Acquisition Proposal or inquiry with respect to any Company Acquisition Proposal, or furnish to any Person any non-public information with respect to its business, properties or assets in connection with any Company Acquisition Proposal; or (iv) agree or resolve to take, or take, any of the actions prohibited by clause (i), (ii) or (iii) of this sentence.  The Company shall immediately cease, and cause its representatives, advisors and other intermediaries to immediately cease, any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing.  The Company shall promptly inform its representatives and advisors of the Company’s obligations under this Section 7.4.  Any violation of this Section 7.4 by any representative or advisor of the Company or its Subsidiaries shall be deemed to be a breach of this Section 7.4 by the Company.  For purposes of this Section 7.4, the term “Person” means any person, corporation, entity or “group,” as defined in Section 13(d) of the Exchange Act, other than, with respect to the Company, Parent or any Subsidiaries of Parent and, with respect to Parent, the Company.

“Company Acquisition Proposal” means any offer or proposal for a merger, reorganization, recapitalization, consolidation, share exchange, business combination or other similar transaction involving the Company or any of its Subsidiaries or any proposal or offer to acquire, directly or indirectly, securities representing more than 20% of the voting power of the Company or more than 20% of the assets of the Company and its Subsidiaries taken as a whole, other than the Combination contemplated by this Agreement.

(b)                                Notwithstanding the foregoing, the Board of Directors of the Company, directly or indirectly through Affiliates, directors, officers, employees, representatives, advisors or other intermediaries, may, prior to the Company Stockholders Meeting, (i) comply with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act with regard to any Company Acquisition Proposal, so long as any such compliance rejects any Company Acquisition Proposal and reaffirms its recommendation of the transactions contemplated by this Agreement, except to the extent such action is permitted by Section 7.4(c), or issue a “stop, look and listen” statement, (ii) engage in negotiations or discussions with any Person (and its representatives, advisors and intermediaries) that has made an unsolicited bona fide written Company Acquisition Proposal not resulting from or arising out of a breach of Section 7.4(a), and/or (iii) furnish to such Person information relating to the Company or any of its Subsidiaries pursuant to a confidentiality agreement with confidentiality provisions that are no less favorable to the Company than those contained in the Confidentiality Agreement (it being understood that such confidentiality agreement need not contain standstill provisions or prohibit the making or amendment of any Company Acquisition Proposal) and to the extent nonpublic information that has not been made available to Parent is made available to such Person, make available or furnish such nonpublic information to Parent substantially concurrent with the time it is provided to such Person; provided that the Board of Directors of the Company shall be permitted to take an action described in the foregoing clauses (ii) or (iii) if, and only if, prior to taking such particular action, the Board of Directors of the Company has determined in good faith after consultation with its financial advisors and outside legal counsel that such Company Acquisition Proposal constitutes or would reasonably be expected to result in, a Company Superior Proposal.

“Company Superior Proposal” means any proposal (on its most recently amended or modified terms, if amended or modified) made by a third party that is not affiliated with the Company to enter into any transaction involving a Company Acquisition Proposal that the Board of Directors of the Company determines in its good faith judgment (after consultation with the Company’s financial advisors and outside legal counsel) would be more favorable to the Company’s stockholders than this Agreement, and the Combination, taking into account all terms and conditions of such transaction (including any breakup fees, expense reimbursement provisions and financial terms) and the anticipated timing and prospects for completion of such transaction, including the prospects for obtaining regulatory approvals and financing, and any third party approvals, except that the reference to “20%” in the definition of “Company Acquisition Proposal” shall be deemed to be a reference to “50%”.  Reference to “this Agreement”, and “the Combination” in this paragraph shall be deemed to include any proposed alteration of the terms of this Agreement or the Combination that are agreed to by Parent pursuant to Section 7.4(d).

(c)                                 Except as provided below, at any time prior to the receipt of the Required Company Vote, the Company’s Board of Directors shall not (x) withdraw, modify or amend in any manner adverse to Parent its approval or recommendation of this Agreement or the Combination or (y) approve or recommend any Company Acquisition Proposal ((x) or (y) a “Company Change in Recommendation”). Notwithstanding the foregoing, the Company Board of Directors (x) may make a Company Change in Recommendation (i) in response to a Company Intervening Event, or (ii) following receipt of an unsolicited bona fide written Company Acquisition Proposal that did not result from or arise out of a breach of this Section 7.4 and which the Company’s Board of Directors determines in good faith, in consultation with its financial advisors and outside legal counsel is a Company Superior Proposal, in each case, if and only if, the Company’s Board of Directors has determined in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to take such action is inconsistent with the fiduciary duties of the Company’s Board of Directors to the Company’s stockholders under applicable law and the Company complies with Section 7.4(d) or (y) following receipt of a bona fide written Company Acquisition Proposal which the Company’s Board of Directors determines in good faith, in consultation with its financial advisors and outside legal counsel is a Company Superior Proposal, terminate this Agreement for the purpose of entering into a definitive acquisition agreement, merger agreement or similar definitive agreement (a “Company Alternative Acquisition Agreement”) with respect to such Company Superior Proposal, if, and only if, the Company’s Board of Directors has determined in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to take such action is inconsistent with the fiduciary duties of the Company’s Board of Directors to the Company’s stockholders under applicable law and the Company complies with Section 7.4(d) and concurrently with entering into a Company Alternative Acquisition Agreement with respect to such Company Superior Proposal, (1) the Company terminates this Agreement in accordance with the provisions of Section 9.1(g) and (2) the Company pays the Company Termination Fee and the Parent Expenses in accordance with Section 9.2(f).

(d)                                Prior to the Company taking any action permitted (i) under Section 7.4(c)(x)(i), the Company shall provide Parent with five (5) Business Days’ prior written notice advising Parent it intends to effect a Company Change in Recommendation and specifying, in reasonable detail, the reasons therefor and, during such five (5) Business Day period, if requested by Parent, the Company engages in good faith negotiations with Parent to amend the terms of this Agreement in a manner that would make the failure to effect a Company Change in Recommendation no longer inconsistent with the fiduciary duties of the Company’s Board of Directors to the Company’s stockholders under applicable law or (ii) under Section 7.4(c)(x)(ii) or Section 7.4(c)(y) the Company shall provide Parent with five (5) Business Days’ prior written notice (it being understood and agreed that any material amendment to the amount or form of consideration payable in connection with the applicable Company Acquisition Proposal shall require a new notice and an additional two (2) Business Day period) advising Parent that the Company’s Board of Directors intends to take such action, and specifying the material terms and conditions of the Company Superior Proposal and that the Company shall, during such five (5) Business Day period (or subsequent two (2) Business Day period), negotiate in good faith with Parent to make such adjustments to the terms and conditions of this Agreement such that such Company Acquisition Proposal would no longer constitute a Company Superior Proposal.

(e)                                 The Company shall notify Parent promptly (but in any event within 24 hours) after receipt or occurrence of any Company Acquisition Proposal, of (i) the material terms and conditions of any such Company Acquisition Proposal and (ii) the identity of the Person making any such Company Acquisition Proposal.  In addition, the Company shall promptly (but in any event within 24 hours) after the receipt thereof, provide to Parent copies of any written documentation material to understanding the material terms and conditions of such Company Acquisition Proposal (as determined by the Company in good faith) which is received by the Company from the Person (or from any representatives, advisors or agents of such Person) making such Company Acquisition Proposal.  The Company shall not, and shall cause each of its Subsidiaries not to, terminate, waive, amend or modify any provision of any existing standstill or confidentiality agreement to which it or any of its Subsidiaries is a party, and the Company shall, and shall cause its Subsidiaries to, enforce the provisions of any such agreement; provided, however, that the Company may waive any such provision in response to a Company Acquisition Proposal to the Board of Directors of the Company made under circumstances in which the Company is permitted under this Section 7.4 to participate in discussions regarding a Company Acquisition Proposal, but only to the extent necessary to allow it to respond to such Company Acquisition Proposal as permitted under this Section 7.4.  The Company shall keep Parent reasonably informed of the status and material details (including any amendments or proposed amendments) of any such Company Acquisition Proposal and shall provide to Parent within 24 hours after receipt thereof all copies of any other documentation material to understanding the material terms and conditions of such Company Acquisition Proposal (as determined by the Company in good faith) received by the Company from the Person (or from any representatives, advisors or agents of such Person) making such Company Acquisition Proposal.  The Company shall promptly provide to Parent any material non-public information concerning the Company provided to any other Person in connection with any Company Acquisition Proposal that was not previously provided to Parent.  The Board of Directors of the Company shall promptly consider in good faith (in consultation with its outside legal counsel and financial advisors) any proposed alteration of the terms of this Agreement or the Combination proposed by Parent in response to any Company Acquisition Proposal.  The Company shall not take any action to exempt any Person from the restrictions on “business combinations” contained in any applicable law or otherwise cause such restrictions not to apply.

(f)                                   Except as otherwise expressly permitted by this Section 7.4, none of Parent or any of its Subsidiaries shall (whether directly or indirectly through Affiliates, directors, officers, employees, representatives, advisors or other intermediaries), nor shall (directly or indirectly) Parent authorize or permit any of its or their controlled Affiliates, officers, directors, representatives, advisors or other intermediaries or Subsidiaries to: (i) solicit, initiate or knowingly encourage the submission of inquiries, proposals or offers from any Person (other than the Company) relating to any Parent Acquisition Proposal, or agree to or endorse any Parent Acquisition Proposal; (ii) enter into any agreement to (x) consummate any Parent Acquisition Proposal, (y) approve or endorse any Parent Acquisition Proposal or (z) in connection with any Parent Acquisition Proposal, require Parent to abandon, terminate or fail to consummate the Combination; (iii) enter into or participate in any discussions or negotiations in connection with any Parent Acquisition Proposal or inquiry with respect to any Parent Acquisition Proposal, or furnish to any Person any non-public information with respect to its business, properties or assets in connection with any Parent Acquisition Proposal; or (iv) agree or resolve to take, or take, any of the actions prohibited by clause (i), (ii) or (iii) of this sentence.  Parent shall immediately cease, and cause its representatives, advisors and other intermediaries to immediately cease, any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing.  Parent shall promptly inform its representatives and advisors of Parent’s obligations under this Section 7.4.  Any violation of this Section 7.4 by any representative or advisor of Parent or its Subsidiaries shall be deemed to be a breach of this Section 7.4 by Parent.

“Parent Acquisition Proposal” means any offer or proposal for a merger, reorganization, recapitalization, consolidation, share exchange, business combination or other similar transaction involving Parent or any of its Subsidiaries or any proposal or offer to acquire, directly or indirectly, securities representing more than 20% of the voting power of Parent or more than 20% of the assets of Parent and its Subsidiaries taken as a whole, other than the Combination contemplated by this Agreement.

(g)                                Notwithstanding the foregoing, the Board of Directors of Parent, directly or indirectly through Affiliates, directors, officers, employees, representatives, advisors or other intermediaries, may, prior to the Parent Shareholders Meeting, (i) comply with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act with regard to any Parent Acquisition Proposal, so long as any such compliance rejects any Parent Acquisition Proposal and reaffirms its recommendation of the transactions contemplated by this Agreement, except to the extent such action is permitted by Section 7.4(h), or issue a “stop, look and listen” statement, (ii) engage in negotiations or discussions with any Person (and its representatives, advisors and intermediaries) that has made an unsolicited bona fide written Parent Acquisition Proposal not resulting from or arising out of a breach of Section 7.4(f), and/or (iii) furnish to such Person information relating to Parent or any of its Subsidiaries pursuant to a confidentiality agreement with confidentiality provisions that are no less favorable to Parent than those contained in the Confidentiality Agreement (it being understood that such confidentiality agreement need not contain standstill provisions or prohibit the making or amendment of any Parent Acquisition Proposal) and to the extent nonpublic information that has not been made available to the Company is made available to such Person, make available or furnish such nonpublic information to the Company substantially concurrent with the time it is provided to such Person; provided that the Board of Directors of Parent shall be permitted to take an action described in the foregoing clauses (ii) or (iii) if, and only if, prior to taking such particular action, the Board of Directors of Parent has determined in good faith after consultation with its financial advisors and outside legal counsel that such Parent Acquisition Proposal constitutes or would reasonably be expected to result in, a Parent Superior Proposal.

“Parent Superior Proposal” means any proposal (on its most recently amended or modified terms, if amended or modified) made by a third party that is not affiliated with Parent to enter into any transaction involving a Parent Acquisition Proposal that the Board of Directors of Parent determines in its good faith judgment (after consultation with Parent’s financial advisors and outside legal counsel) would be more favorable to Parent’s shareholders than this Agreement and the Combination, taking into account all terms and conditions of such transaction (including any breakup fees, expense reimbursement provisions and financial terms) and the anticipated timing and prospects for completion of such transaction, including the prospects for obtaining regulatory approvals and financing, and any third party approvals, except that the reference to “20%” in the definition of “Parent Acquisition Proposal” shall be deemed to be a reference to “50%”.  Reference to “this Agreement” and “the Combination” in this paragraph shall be deemed to include any proposed alteration of the terms of this Agreement or the Combination that are agreed to by the Company pursuant to Section 7.4(h).

(h)                                 Notwithstanding anything in Section 7.1 or this Section 7.4 to the contrary, at any time prior to the receipt of the Required Parent Vote, Parent’s Board of Directors shall not (x) withdraw, modify or amend in any manner adverse to the Company its approval or recommendation of this Agreement or the Combination or (y) approve or recommend any Parent Acquisition Proposal ((x) or (y) a “Parent Change in Recommendation”).  Notwithstanding the foregoing, the Parent Board of Directors (x) may make a Parent Change in Recommendation (i) in response to a Parent Intervening Event, or (ii) following receipt of an unsolicited bona fide written Parent Acquisition Proposal that did not result from or arise out of a breach of this Section 7.4 and which Parent’s Board of Directors determines in good faith, in consultation with its financial advisors and outside legal counsel is a Parent Superior Proposal, in each case, if and only if, Parent’s Board of Directors has determined in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to take such action is inconsistent with the fiduciary duties of Parent’s Board of Directors to Parent’s shareholders under applicable law and Parent complies with Section 7.4(i) or (y) following receipt of a bona fide written Parent Acquisition Proposal which Parent’s Board of Directors determines in good faith, in consultation with its financial advisors and outside legal counsel is a Parent Superior Proposal, terminate this Agreement for the purpose of entering into a definitive acquisition agreement, merger agreement or similar definitive agreement (a “Parent Alternative Acquisition Agreement”) with respect to such Parent Superior Proposal, if, and only if, Parent’s Board of Directors has determined in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to take such action is inconsistent with the fiduciary duties of Parent’s Board of Directors to Parent’s shareholders under applicable law and Parent complies with Section 7.4(i) and concurrently with entering into a Parent Alternative Acquisition Agreement with respect to such Parent Superior Proposal, (1) Parent terminates this Agreement in accordance with the provisions of Section 9.1(h) and (2) Parent pays the Parent Termination Fee and the Parent Expenses in accordance with Section 9.2(g).

(i)                                     Prior to Parent taking any action permitted (i) under Section 7.4(h)(x)(i), Parent shall provide the Company with five (5) Business Days’ prior written notice advising the Company it intends to effect a Parent Change in Recommendation and specifying, in reasonable detail, the reasons therefor and, during such five (5) Business Day period, if requested by the Company, Parent engages in good faith negotiations with the Company to amend the terms of this Agreement in a manner that would make the failure to effect a Parent Change in Recommendation no longer inconsistent with the fiduciary duties of Parent’s Board of Directors to Parent’s shareholders under applicable law or (ii) under Section 7.4(h)(x)(ii) or Section 7.4(h)(y) Parent shall provide the Company with five (5) Business Days’ prior written notice (it being understood and agreed that any material amendment to the amount or form of consideration payable in connection with the applicable Parent Acquisition Proposal shall require a new notice and an additional two (2) Business Day period) advising the Company that Parent’s Board of Directors intends to take such action and specifying the material terms and conditions of the Parent Superior Proposal and that Parent shall, during such five (5) Business Day period (or subsequent two (2) Business Day period), negotiate in good faith with the Company to make such adjustments to the terms and conditions of this Agreement such that such Parent Acquisition Proposal would no longer constitute a Parent Superior Proposal.

(j)                                     Parent shall notify the Company promptly (but in any event within 24 hours) after receipt or occurrence of any Parent Acquisition Proposal, of (i) the material terms and conditions of any such Parent Acquisition Proposal and (ii) the identity of the Person making any such Parent Acquisition Proposal.  In addition, Parent shall promptly (but in any event within 24 hours) after the receipt thereof, provide to the Company copies of any written documentation material to understanding the material terms and conditions of such Parent Acquisition Proposal (as determined by Parent in good faith) which is received by Parent from the Person (or from any representatives, advisors or agents of such Person) making such Parent Acquisition Proposal.  Parent shall not, and shall cause each of its Subsidiaries not to, terminate, waive, amend or modify any provision of any existing standstill or confidentiality agreement to which it or any of its Subsidiaries is a party, and Parent shall, and shall cause its Subsidiaries to, enforce the provisions of any such agreement; provided, however, that Parent may waive any such provision in response to a Parent Acquisition Proposal to the Board of Directors of Parent made under circumstances in which Parent is permitted under this Section 7.4 to participate in discussions regarding a Parent Acquisition Proposal, but only to the extent necessary to allow it to respond to such Parent Acquisition Proposal as permitted under this Section 7.4.  Parent shall keep the Company reasonably informed of the status and material details (including any amendments or proposed amendments) of any such Parent Acquisition Proposal and shall provide to the Company within 24 hours after receipt thereof all copies of any other documentation material to understanding the material terms and conditions such Parent Acquisition Proposal (as determined by Parent in good faith) received by Parent from the Person (or from any representatives, advisors or agents of such Person) making such Parent Acquisition Proposal. Parent shall promptly provide the Company any material non-public information concerning Parent provided to any other Person in connection with any Parent Acquisition Proposal that was not previously provided to the Company.  The Board of Directors of Parent shall promptly consider in good faith (in consultation with its outside legal counsel and financial advisors) any proposed alteration of the terms of this Agreement or the Combination proposed by the Company in response to any Parent Acquisition Proposal.  Parent shall not take any action to exempt any Person from the restrictions on “business combinations” contained in any applicable law or otherwise cause such restrictions not to apply.

Section 7.5.                       Stockholder or Shareholder Litigation.  Each of the Company and Parent shall keep the other party hereto informed of, and cooperate with such party in connection with, any stockholder or shareholder litigation or claim against such party and/or its directors or officers relating to the Combination or the other transactions contemplated by this Agreement; provided, however, that no settlement in connection with such stockholder or shareholder litigation shall be agreed to without Parent’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed.

Section 7.6.                       Maintenance of Insurance.  Each of Parent and the Company will use commercially reasonable efforts to maintain in full force and effect through the Closing Date all material insurance policies applicable to Parent and its Subsidiaries and the Company and its Subsidiaries, respectively, and their respective properties and assets in effect on the date hereof.

Section 7.7.                       Public Announcements.  Except with respect to any Company Change in Recommendation or Parent Change in Recommendation made in accordance with the terms of this Agreement and except in connection with any Company Superior Proposal or Parent Superior Proposal, each of the Company, Parent, Merger Sub 1 and Merger Sub 2 agrees that no public release or announcement concerning the transactions contemplated hereby shall be issued by any party without the prior written consent of the Company and Parent (which consent shall not be unreasonably withheld or delayed), except as such release or announcement may be required by law or the rules or regulations of any applicable U.S. securities exchange, in which case the party required to make the release or announcement shall use its commercially reasonable efforts to allow each other party reasonable time to comment on such release or announcement in advance of such issuance, it being understood that the final form and content of any such release or announcement, to the extent so required, shall be at the final discretion of the disclosing party; provided, that the foregoing shall not apply to any public release or announcement so long as the statements contained therein concerning the transactions contemplated hereby are substantially similar to previous releases or announcements made by the applicable party with respect to which such party has complied with the provisions of this sentence.

Section 7.8.                       Section 16 Matters.  Assuming that the Company delivers to Parent the Company Section 16 Information (as hereinafter defined) in a timely fashion (and at least ten (10) Business Days) prior to the Effective Time, the Board of Directors of Parent, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall reasonably promptly thereafter and in any event prior to the Effective Time adopt a resolution providing in substance that the receipt by the Company Insiders (as hereinafter defined) of Parent Common Stock in exchange for Company Common Stock and derivative securities with respect to Company Common Stock pursuant to the transactions contemplated by this Agreement are intended to be exempt from liability pursuant to Section 16(b) under the Exchange Act in accordance with Rule 16b-3 and interpretations of the SEC thereunder.  In addition, the Board of Directors of the Company, or a committee of non-employee Directors thereof, shall, prior to the Effective Time, adopt a resolution providing in substance that the dispositions by the Company Insiders of Company Common Stock (including derivative securities with respect to Company Common Stock) in exchange for shares of Parent Common Stock pursuant to the transactions contemplated by this Agreement are intended to be exempt from liability pursuant to Section 16(b) under the Exchange Act in accordance with Rule 16b-3 and interpretations of the SEC thereunder. “Company Section 16 Information” shall mean information accurate in all material respects regarding Company Insiders, the number of shares of Company Common Stock and derivative securities with respect to Company Common Stock held by each such Company Insider and expected to be exchanged for shares of Parent Common Stock pursuant to the transaction contemplated by this Agreement and any other information that may be required under applicable interpretations of the SEC under Rule 16b-3.  “Company Insiders” shall mean those officers and directors of the Company who are subject to the reporting requirements of Section 16(a) of the Exchange Act and who are listed in the Company Section 16 Information.

Section 7.9.                       Reorganization.

(a)                                 The parties intend that the Combination qualify as a “reorganization” within the meaning of Section 368(a) of the Code and shall report it as such for U.S. federal, state and local income Tax purposes.  None of the parties shall take any action or fail to take any action, which action or failure to act is reasonably likely to impede or prevent the Combination from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(b)                                Each of the Company, Parent, Merger Sub 1 and Merger Sub 2 shall (and shall cause their respective Subsidiaries to) use its reasonable best efforts to (i) execute and deliver a customary tax representation letter that includes the representations referred to in Section 8.2(c)

and Section 8.3(c), respectively, as of the date of the Joint Proxy Statement/Prospectus, if required, and as of the Closing Date to each counsel referred to in Section 8.2(c) and Section 8.3(c), respectively, in form and substance reasonably satisfactory to such counsel and (ii) obtain the opinions referred to in Section 8.2(c) and Section 8.3(c), respectively.

Section 7.10.                Parent Board of Directors.

Parent shall appoint to Parent’s Board of Directors (a) on or prior to the Effective Time, three members of the Company’s Board of Directors selected by the Parent from any of the members of the Company’s Board of Directors elected at the 2016 Annual Meeting who are not affiliated with nor designated by Stockholder, and (b) one member of the Company’s Board of Directors designated by Stockholder, in accordance with that certain Shareholder Rights Agreement, dated as of the date hereof, by and between Parent and Stockholder; provided, further, that if any of such Parent-selected directors are unable or unwilling to serve on Parent’s Board of Directors, then the Parent shall select another candidate from the Company’s Board of Directors not affiliated with nor designated by Stockholder.  Parent shall cause all such directors who are appointed pursuant to clause (a) of this Section 7.10 to be nominated for election to Parent’s Board of Directors at the first annual meeting following the Closing.

Section 7.11.                Financing/Financing Assistance.

(a)                                 Parent shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, advisable or proper to consummate and obtain the Financing on the terms and conditions described in the Commitment Letter and Fee Letter, including using reasonable best efforts to (i) maintain in effect the Commitment Letter, (ii) satisfy on a timely basis all conditions to the funding of the Financing set forth in the Commitment Letter, Fee Letter and any definitive agreements executed in connection therewith, (iii) negotiate and enter into definitive agreements with respect thereto on the terms and conditions contemplated by the Commitment Letter and Fee Letter (including after giving effect to any “market flex” provisions set forth in the Fee Letter executed in connection with the Financing) or on other terms consistent with Section 7.11(b) below, (iv) in the event that all conditions contained in the Commitment Letter and Fee Letter have been satisfied and Parent and Merger Sub 1 and Merger Sub 2 are required to consummate the Closing pursuant to the terms hereof, draw a sufficient amount of the Financing or Alternative Financing to enable Parent, Merger Sub 1 and Merger Sub 2 to consummate the Merger; it being understood that the receipt of the Financing or Alternative Financing is not a condition to Parent’s, Merger Sub 1’s or Merger Sub 2’s obligation to consummate the Closing on the terms and conditions set forth herein and (v) enforce the counterparties’ obligations and Parent’s rights under the Commitment Letter in the event of a breach or repudiation by any party thereto that could reasonably be expected to materially impede or delay the Closing (giving effect to the availability of any Alternative Financing).

(b)                                Parent shall not, and shall not permit Merger Sub 1 or Merger Sub 2 to, agree to or permit any amendment, replacements, supplement or other modification of, or waive any of its rights or remedies under, the Commitment Letter or Fee Letter without the Company’s prior written consent; provided that Parent may, without the Company’s prior written consent, (x) enter into any amendment, replacement, supplement or other modification to or waiver of any provision of the Commitment Letter or Fee Letter if such amendment, replacement, supplement or other modification or waiver does not (i) reduce the aggregate amount of the Financing contemplated thereunder, other than as permitted hereunder, or (ii) add new (or adversely modify any existing) condition to the consummation of the Financing, as compared to those in the Commitment Letter and Fee Letter as in effect on the date hereof, that would reasonably be expected to prevent, materially delay or materially impede the consummation of the Financing or the transactions contemplated by this Agreement (in each case, giving effect to the availability of any Alternative Financing) (each of clauses (i) and (ii), an “Adverse Effect on the Financing”); and (y) amend the Commitment Letter to add lenders, lead arrangers, book runners, syndication agents or similar entities who had not executed the Commitment Letter as of the date of this Agreement so long as any such addition would not reasonably be expected to prevent, materially hinder or materially delay the consummation of the Financing or the transactions contemplated by this Agreement or the availability of the Financing under the Commitment Letter (it being understood that any such amendment, replacement, supplement or other modification that provides for the assignment of a portion of the commitments thereunder to any additional lenders, lead arrangers, book runners, syndication agents or similar entities and the granting to such persons of customary approval rights shall be permitted hereunder and shall be deemed to not prevent, materially hinder or materially delay the consummation of the Financing or the transactions contemplated by this Agreement).  Parent shall promptly deliver to the Company copies (redacted only as to fee amounts, dates and certain other economic terms, including in respect of the “market flex” and “securities demand” provisions, in the case of the Fee Letter) of any such amendment, replacement, supplement or other modification or waiver of the Commitment Letter or Fee Letter.

(c)                                 In the event any portion of the Financing becomes unavailable on the terms and conditions described in or contemplated by the Commitment Letter (including after giving effect to the “market flex” provisions set forth in the Fee Letter executed in connection with the Financing) for any reason, Parent shall, in consultation with the Company, use its reasonable best efforts to arrange to obtain, as promptly as practicable following the occurrence of such event, alternative financing from the same or alternative sources in an amount sufficient (together with cash on hand of the Company) to fund the Cash Consideration, the cash payable to holders of Company RSU Awards pursuant to Section 1.8, the Required Indebtedness and all other fees and expenses incurred by Parent, Merger Sub 1, Merger Sub 2 and the Company in connection with the Merger and the other transactions contemplated hereby and which would not contain any provisions that would reasonably be expected to prevent, materially delay or materially impede the consummation of the Financing or Alternative Financing or the transactions contemplated by this Agreement, including any conditions to the closing of such Financing or Alternative Financing that are materially less favorable to Parent than the conditions to closing in the Commitment Letter (as defined immediately prior to such Alternative Financing).  In addition, Parent shall have the right to substitute the proceeds of consummated offerings or other incurrences of debt for all or any portion of the Financing by reducing commitments under the Commitment Letter.  Further, Parent shall have the right to substitute commitments in respect of other financing for all or any portion of the Financing from the same and/or alternative bona fide third party financing sources so long as such substitution would not reasonably be expected to have an Adverse Effect on the Financing (any such financing which satisfies this Section 7.11(c), the “Alternative Financing”).  If an Alternative Financing is required or otherwise obtained in accordance with this Section 7.11(c), Parent shall obtain, and when obtained, provide the Company with a copy of, a new financing commitment that provides for such Alternative Financing, and Parent shall comply with its covenants in Section 7.11(a) and Section 7.11(b) with respect to the Commitment Letter (as defined immediately after receipt of such Alternative Financing).

(d)                                Parent shall give the Company prompt written notice of any material breach or repudiation by any party of the Commitment Letter or Fee Letter of which Parent becomes aware or any termination of the Commitment Letter or Fee Letter.  Parent shall keep the Company informed on a reasonably current basis in reasonable detail of the status of its efforts to arrange and consummate the Financing.

(e)                                 The Company shall use its reasonable best efforts to, and to cause Company Financing to, as soon as reasonably practicable after the receipt of a written request from Parent to do so, (i) commence a consent solicitation with respect to any or all of the Company’s and/or Company Financing’s outstanding senior notes (the “Notes”), on such terms and conditions as may be specified by Parent to amend or waive the indenture applicable to each series of Notes with the consent of the holders of a majority in principal amount of the outstanding securities of such series, solely to provide that no offer to repurchase the Notes will be required as a result of any “Change of Control Triggering Event” (as defined in the applicable indentures) occurring in connection with the transactions contemplated by this Agreement (the “Notes COC Consent Solicitations”) and/or (ii) seek the consent of the requisite lenders under the Credit Agreement, dated as of March 13, 2007, among Parent, Company Financing, Merrill Lynch Capital Corporation, as administrative agent, and the other parties thereto (as amended, supplemented or otherwise modified, the “Existing Credit Agreement”), on such terms and conditions as may be specified by Parent to amend or waive the Existing Credit Agreement with the consent of Required Lenders (as defined therein) solely to provide that no repayment of any loans or other extensions of credit thereunder will be required as a result of any “Change of Control Triggering Event” (as defined in the Existing Credit Agreement) occurring in connection with the transactions contemplated by this Agreement (the “Credit Agreement COC Consent Solicitation”, and together with the Notes COC Consent Solicitation, the “COC Consent Solicitations”).  In addition, Parent, Merger Sub 1, Merger Sub 2 or an affiliate thereof may (i) commence one or more offers to purchase or exchange with respect to any and all of the outstanding aggregate principal amount of the Company’s Notes for cash or other securities (including securities of Parent or its Subsidiaries) on terms that are determined by Parent and in compliance with applicable law (including SEC rules and regulations) and the provisions of the indentures governing the applicable series of Notes to be consummated substantially simultaneously with the Closing and no earlier than the Effective Time using funds or other consideration provided by Parent (the “Offers to Purchase”), and/or (ii) solicit the consent of the holders of each series of Notes, regarding certain proposed amendments to the indenture governing such series of Notes (the “Indenture Amendments”) as determined by Parent and in compliance with applicable law (including SEC rules and regulations) and the provisions of the indentures governing the applicable series of Notes and as set forth in the tender offer and consent solicitation documents sent to holders of such series of Notes to become effective substantially simultaneously with the Closing and no earlier than the Effective Time, which amendments may include the elimination of all or substantially all of the restrictive covenants and certain other provisions contained in the indenture governing such series of Notes that can be eliminated upon the favorable vote of the holders of a majority of the principal amount thereof (the “Other Consent Solicitations” and, together with the COC Consent Solicitations and the Offers to Purchase, the “Debt Offers”).  Any documentation relating to any Debt Offer (including all amendments or supplements thereto) (the “Offer Documents”) and all material requested to be published or mailed to the holders of the Notes and/or provided to the lenders or agents under the Existing Credit Agreement in connection with any Debt Offer shall be subject to the prior review of (which review shall be made as promptly as reasonably practicable), and comment by the Company and shall be reasonably acceptable to the Company; provided that, in any event, Parent and the Company hereby agree that (i) the terms and conditions of any Debt Offer (other than the COC Consent Solicitations) shall provide that the closing thereof shall be contingent upon the consummation of the Merger at the Effective Time; and (ii) promptly upon expiration of any COC Consent Solicitations or any Other Consent Solicitations, assuming the requisite consents have been received with respect to such series of Notes or under the Existing Credit Agreement, the Company or Company Financing, as applicable, shall execute a supplemental indenture to the indentures governing each series of Notes or an amendment to the Existing Credit Agreement (that other than with respect to any COC Consent Solicitation will not become operative prior to the Effective Time) and shall use reasonable best efforts to cause the trustee under each such indenture and lenders and/or agent under the Existing Credit Agreement to enter into such supplemental indenture or amendment prior to or substantially simultaneously with the execution thereof by the Company or Company Financing. Concurrent with the Effective Time, and in accordance with the terms of the Debt Offer, the Surviving Company shall accept for purchase and purchase each series of Notes properly tendered and not properly withdrawn in the Offers to Purchase using funds or other consideration provided by or at the direction of Parent. Parent hereby covenants and agrees to, promptly following the Effective Time, directly or indirectly pay for the Notes properly tendered and not withdrawn to the extent required pursuant to the terms of the Offer to Purchase. Any Indenture Amendments contemplated by any Debt Offer (other than any COC Consent Solicitation) shall revert to the form in effect prior to the effectiveness of any Indenture Amendments and be of no further effect if the Closing does not occur.

(f)                                   If at any time prior to the completion of any Debt Offer any information should be discovered by the Company or by Parent that the Company or Parent reasonably believes should be set forth in an amendment or supplement to the Offer Documents, so that the Offer Documents shall not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other party, and an appropriate amendment or supplement prepared by Parent describing such information shall be disseminated by or on behalf of the Company to the holders of the applicable Notes and/or the lenders and agents under the Existing Credit Agreement.  The parties shall comply with the requirements of Rule 14e-1 under the Exchange Act, to the extent applicable, and any other applicable laws in connection with any Debt Offer.

(g)                                        Parent shall select and pay the fees and out-of-pocket expenses of any dealer manager, information agent, depositary, trustee or other agent retained in connection with any Debt Offer, and pay all consent fees (or provide the Company or such Subsidiary with the funds required therefor in advance of the required payment thereof) payable in connection with any Debt Offer (including, for the avoidance of doubt, any consent fees that are required to be paid prior to the Effective Time and all consent fees with respect to any COC Consent Solicitation, notwithstanding that any supplemental indentures to the indentures governing each series of Notes and/or an amendment to the Existing Credit Agreement entered into in connection with the COC

Consent Solicitation may become operative prior to the Effective Time).  At Parent’s expense, the Company shall, and shall cause its Subsidiaries to, provide all cooperation reasonably requested by Parent that is necessary or reasonably required in connection with the Debt Offer, including, without limitation, (i) to the extent required by the policies or procedures of the Depository Trust Company (“DTC”) in connection with any consent solicitation that is part of any Debt Offer, the Company or Company Financing conducting any such consent solicitation, (ii) executing supplemental indentures to the indentures governing each series of Notes and/or an amendment to the Existing Credit Agreement (that other than in the case of the COC Consent Solicitations will become operative only immediately upon the Effective Time), and (iii) using reasonable best efforts to cause the trustee under each such indenture and the lenders and/or agent under the Existing Credit Agreement to enter such supplemental indenture and/or amendment prior or substantially simultaneously with execution thereof by the Company and/or Company Financing, and (iv) providing the information necessary to distribute the applicable Offer Documents to the holders of the applicable series of Notes and/or the lenders and agents under the Existing Credit Agreement.  If requested by Parent in writing in connection with any COC Consent Solicitation with respect to the Notes, the Company and its Subsidiaries shall, or shall cause their counsel to, deliver legal opinions in customary form and scope relating to the Company, its Subsidiaries, the Existing Credit Agreement and/or the indentures governing the Notes required in connection with the COC Consent Solicitations, but shall not be required to deliver, or to cause its counsel to deliver, any legal opinions in connection with any other Debt Offer.

(h)                                 Notwithstanding anything to the contrary contained in this Section 7.11, the Company shall not be required to take any action in connection with any Debt Offer that it believes, after consultation with counsel, could reasonably be expected to cause the Company to violate (i) federal or state securities laws or (ii) the provisions of the indentures governing the applicable series of Notes or the Existing Credit Agreement.  It is expressly agreed by the parties hereto that the failure to obtain the consent of the holders of the Notes or the consent of the requisite lenders under the Existing Credit Agreement in connection with any Debt Offer shall not be deemed to be a breach by the Company under this Agreement or a failure of any condition hereto.

(i)                                     Prior to the Closing, the Company shall provide to Parent, Merger Sub 1 and Merger Sub 2, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause the respective officers, employees, agents and representatives of the Company and its Subsidiaries to, provide to Parent, Merger Sub 1 and Merger Sub 2 all cooperation reasonably requested by Parent that is necessary, proper or advisable in connection with any financing by Parent or any of its Affiliates in connection with the Combination, including the following: (i) using reasonable best efforts to make the Company’s and its Subsidiaries’ senior management and other representatives available to participate in a reasonable number of meetings and calls, presentations, road shows, due diligence sessions (including accounting due diligence sessions), drafting sessions and sessions with rating agencies, investors and prospective lenders on reasonable advance notice; (ii) assisting with the preparation (1) of appropriate and customary materials for rating agency presentations, offering and syndication documents, bank information memoranda (public and non-public) provided that any non-public materials shall be subject to usual and customary confidentiality provisions that inure to the benefit of the Company), business projections, other marketing documentation and similar documents (and executing customary representation letters in connection therewith) and (2) customary pro forma financial statements reflecting the Merger and the Financing; (iii) executing and delivering definitive financing documents, (and assisting in the preparation of applicable schedules and other information necessary in connection therewith) including any pledge and security documents, any loan agreements, guarantees, currency or interest hedging agreements, certificates, and other definitive financing documents, provided that no obligation of the Company or any of its Subsidiaries under any such document or agreement shall be effective until the Effective Time; (iv) using reasonable best efforts to facilitate the pledging of collateral (including cooperation in connection with the pay-off of Existing Indebtedness and the release of related Liens and terminations of security interests, in each case, to the extent reasonably requested by Parent), provided that no pledge or pay-off of Existing Indebtedness shall be effective or required, as the case may be, until the Effective Time; (v) using reasonable best efforts to furnish, to Parent, Merger Sub 1 and Merger Sub 2 and the Financing Sources, as promptly as reasonably practicable, financial and other pertinent information regarding the Company as may be reasonably requested by Parent in connection with any such financing, including all financial statements and other financial data regarding the Company reasonably required by the Commitment Letter or reasonably requested by Parent, including all such financial statements or other financial data necessary or reasonably required to permit Parent to prepare customary pro forma financial statements reflecting the Merger and the Financing (it being agreed that any pro forma financial information required by the Commitment Letter shall be prepared and provided by Parent); (vi) executing and delivering (or using reasonable best efforts to obtain from its advisors), and causing its Subsidiaries to execute and deliver (or use reasonable best efforts to obtain from its advisors), customary certificates, accounting consent or comfort letters and other similar matters ancillary to any such financing as may be necessary to fulfill conditions or obligations under the Commitment Letter or otherwise reasonably requested by Parent in connection with any such financing, including, in any case, obtaining the consent of the Company’s independent accountants for use of their audit reports in any financial statements relating to any such financing and using reasonable best efforts to cause such independent accountants to provide customary comfort letters (including “negative assurance” comfort) in connection therewith to the applicable underwriters, initial purchasers or placement agents, (vii) furnishing such customary financial statements, schedules or other financial data or information relating to the Company and its Subsidiaries reasonably requested by Parent or the Financing Sources as may be necessary, proper or advisable to consummate any such financing, including financial statements, financial data and other information of the type required by Regulation S-X and Regulation S-K promulgated under the Securities Act for a registered public offering by Parent, in each case, meeting the respective requirements of the condition set forth in paragraphs 6 and 7 of Exhibit F to the Commitment Letter or as otherwise necessary, proper or advisable in connection with any such financing or to assist in receiving customary “comfort” (including “negative assurance” comfort) from independent accountants in connection with the offering(s) of debt securities, which in any event shall include audited consolidated financial statements of the Company covering the three (3) fiscal years ended at least 90 days prior to the Closing Date, and unaudited financial statements (excluding footnotes) for any regular quarterly interim fiscal period or periods of the Company ended after the date of the most recent audited financial statements and at least 45 days prior to the Closing Date (it being agreed that any pro forma financial information required by the Commitment Letter shall be prepared and provided by Parent) (the information required to be delivered pursuant to this clause (vii) being referred to as the “Required Financial Information”), (viii) requesting that its independent accountants cooperate with and assist Parent in preparing customary and appropriate information packages and offering materials as the parties to the Commitment Letter may reasonably request for use in connection with the offering and/or syndication of debt securities, (ix) using reasonable best efforts to assist in obtaining third party consents in connection with the Financing, and in extinguishing Existing Indebtedness of the Company and its Subsidiaries and releasing liens securing such indebtedness, in each case to take effect at the Effective Time, (x) furnishing all documentation and other information required by Governmental Entities under applicable “know your customer” and anti-money laundering rules and regulations, including the U.S.A. Patriot Act of 2001, to the extent reasonably requested by Parent or Merger Sub 1 or Merger Sub 2, but in each case, solely as relating to the Company and its Subsidiaries (including, for the avoidance of doubt, their respective directors and officers), (xi) assist Parent in ensuring that the syndication efforts benefit from the existing banking relationships of the Company and its Subsidiaries; and (xii) taking such other customary actions as are reasonably requested by Parent or the Financing Sources to facilitate the satisfaction of all conditions precedent to obtaining the Financing set forth in the Commitment Letter to the extent within the control of the Company (including delivery of the stock and other equity certificates of the Company’s Subsidiaries to Parent); provided that nothing herein shall require until the Effective Time occurs, either the Company or any of its Subsidiaries to (A) pay any fees, expenses or other amounts in connection with the Financing, unless Parent shall have provided the Company or such Subsidiary the funds required therefor in advance of the required payment thereof, (B) have any liability or obligation under any loan agreement or any related document or any other agreement or document related to the Financing, (C) incur any liability in connection with the Financing contemplated by the Commitment Letter, (D) enter into any definitive agreement or commitment that would be effective prior to the Effective Time (other than customary management representation letters, and other than, for the avoidance of doubt, in connection with the COC Consent Solicitations), (E) provide any such cooperation to the extent that it would interfere materially and unreasonably with the business or operations of the Company and its Subsidiaries, or (F) take any action that would conflict with or violate the Company’s or any of its Subsidiaries’ organizational documents or any applicable laws.  For the avoidance of doubt, the Board of Directors of the Company and each of its Subsidiaries, in each case as constituted prior to the Effective Time, shall not be required to adopt any resolutions or take any other action in connection with the authorization of any of the Financing other than to approve regulatory filings relating to the Company and its Subsidiaries in connection therewith and as may be required in connection with any COC Consent Solicitation pursuant to Section 7.11(e) and any assumption pursuant to Section 7.11(k). The Company will provide to Parent and the Financing Sources such information about the Company and its Subsidiaries as may be necessary so that the marketing materials for the Financing are complete and correct with respect to the Company and its Subsidiaries in all material respects and do not and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein with respect to the Company and its Subsidiaries, in the light of the circumstances under which such statements are made, not materially misleading.

(j)         All material non-public information regarding the Company and its Subsidiaries provided to Parent, Merger Sub 1, Merger Sub 2 and their respective representatives pursuant to this Section 7.11 shall be kept confidential by them in accordance with the Confidentiality Agreement; provided that Parent may disclose such information to Financing Sources as would be reasonable and customary in connection with any financing in connection with the Combination.  The Company hereby consents to the use of all of its and its Subsidiaries’ logos in connection with the Financing; provided that such logos are used solely in a manner that is not intended to nor is reasonably likely to harm or disparage the Company or any of its Subsidiaries, the reputation or goodwill of the Company or any of its Subsidiaries or any of their assets, including their logos and marks.

(k)        If requested by Parent, the Company shall use reasonable best efforts to, and shall cause its Subsidiaries to use reasonable best efforts to provide any other cooperation reasonably requested by Parent to facilitate the assumption by the Surviving Corporation and the Surviving Company of any or all Existing Indebtedness of the Company and/or its Subsidiaries (including, if elected by Parent, delivering such certificates, opinions or other documents and taking such actions (and using reasonable best efforts to cause the applicable lenders, agents and/or trustees in respect thereof to take such actions) as may be required as may be required in connection therewith by the applicable credit agreements, indentures or other definitive documents governing such Indebtedness) effective as of (or at Parent’s election, following) the Effective Time.  Without limiting the foregoing, the Company and its Subsidiaries shall, or shall cause their counsel to, furnish legal opinions in customary form and scope relating to the Company and its Subsidiaries or required by the applicable credit agreements, indentures or other definitive documents relating to such Indebtedness in connection with the matters contemplated by this Section 7.11(k).

(l)         Parent shall, promptly upon written request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including without limitation professional fees and expenses of accountants, legal counsel and other advisors) to the extent such costs are incurred by the Company or its Subsidiaries in connection with cooperation provided by the Company, its Subsidiaries, their respective officers, employees and other representatives pursuant to the terms of this Section 7.11 (including in connection with the Financing and/or any Debt Offer), or in connection with compliance with its obligations under this Section 7.11, and Parent hereby agrees to indemnify and hold harmless the Company and its Subsidiaries and their respective officers, employees, agents and representatives (collectively, the “Financing Indemnitees”) from and against any and all liabilities, damages, claims, costs, expenses or losses suffered or incurred by them in connection with the Financing and Debt Offers, any information utilized in connection therewith (other than arising from information provided in writing by the Company or its Subsidiaries) and any misuse of the logos or marks of the Company or its Subsidiaries, except to the extent that such liabilities, damages, claims, costs, expenses or losses arose out of or result from the gross negligence, bad faith, intentional breach or willful misconduct of a Financing Indemnitee (the obligations in this sentence, the “Financing Cooperation Indemnity”).

(m)       For the avoidance of doubt, each of Parent, Merger Sub 1 and Merger Sub 2 acknowledges that obtaining the Financing (or any Alternative Financing) or any specific term with respect to such financing is not a condition to the obligations of Parent to consummate the transactions contemplated by this Agreement.

(n)        From and after the date hereof and until the earlier to occur of the Closing Date or the termination of this Agreement pursuant to Article IX hereof, the Company shall promptly give written notice with particularity upon having Knowledge of any “Default” or “Event of Default” that has occurred or is threatened in writing under any of the indentures governing the Notes or the Existing Credit Agreement (in each case, with “Default” and “Event of

Default” having the meanings provided in such document); provided, however, that a failure to give notice pursuant to this Section 7.12(n) shall be excluded for purposes of the condition set forth in Section 8.2(b).

ARTICLE VIII

CONDITIONS PRECEDENT

Section 8.1.      Conditions to Each Party’s Obligation to Effect the Combination.  The obligations of the Company, Parent, Merger Sub 1 and Merger Sub 2 to effect the Combination are subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a)        Company Stockholder Approval.  The Company shall have obtained the Required Company Vote in connection with the approval and adoption of this Agreement and the Merger by the stockholders of the Company.

(b)        Parent Shareholder Approval.  Parent shall have obtained the Required Parent Vote in connection with the approval of the Parent Share Issuance by the shareholders of Parent.

(c)        No Injunctions or Restraints, Illegality.  No statute, rule, regulation, executive order, decree or ruling, shall have been adopted or promulgated, and no temporary restraining order, preliminary or permanent injunction or other order issued by a court or other Governmental Entity of competent jurisdiction shall be in effect, having the effect of making the Combination illegal or otherwise prohibiting consummation of the Combination; provided, however, that the provisions of this Section 8.1(c) shall not be available to any party whose failure to fulfill its obligations pursuant to Section 7.3 shall have been the cause of, or shall have resulted in, such order or injunction.

(d)        HSR Act.  The waiting period (and any extension thereof) applicable to the Merger and the other transactions contemplated pursuant to this Agreement under the HSR Act shall have been terminated or shall have expired.

(e)        FCC, CFIUS, State Regulator and other Approvals.  The (i) authorizations required to be obtained from the FCC; (ii) Consents required to be obtained from the State Regulators identified on Schedule 8.1(e) of the Company Disclosure Schedule; (iii) Completion of CFIUS Process, if a notice of the Merger is provided to CFIUS in accordance with the terms of this Agreement; and (iv) Consents required to be obtained from the Governmental Entities set forth on Schedule 8.1(e) of the Company Disclosure Schedule in connection with the consummation of the Combination shall have been obtained, except, in the case of clauses (ii) and (iv), to the extent the failure to obtain such Consents would not have a Specified Material Adverse Effect or prevent Parent and its Subsidiaries from operating in the relevant jurisdiction following the Combination.

(f)         NYSE Listing.  The shares of Parent Common Stock to be issued in the Merger shall have been approved for listing on the NYSE (or any successor inter-dealer quotation system or stock exchange thereto) subject to official notice of issuance.

(g)        Effectiveness of the Registration Statement.  The Registration Statement shall have been declared effective by the SEC under the Securities Act.  No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose shall have been initiated by the SEC.

Section 8.2.      Additional Conditions to Obligations of Parent, Merger Sub 1 and Merger Sub 2.  The obligations of Parent, Merger Sub 1 and Merger Sub 2 to effect the Combination are subject to the satisfaction, or waiver by Parent, on or prior to the Closing Date, of the following additional conditions:

(a)        Representations and Warranties.  (i) The representations and warranties of the Company contained in Section 3.1(a) (Organization), Section 3.5 (Authorization and Validity of Agreement), Section 3.6(c) and the first sentence of Section 3.6(b) (Capitalization and Related Matters), Section 3.24 (No Brokers) and Section 3.32 (Company Intercompany Note) shall be true and correct in all material respects, in each case both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), (ii) the representations and warranties of the Company contained in Sections 3.6(a) and (b) (Capitalization and Related Matters) (other than the first and last sentences of Section 3.6(b)), Section 3.28 (Board Approval) and Section 3.29 (Rights Agreement) and Section 3.30 (Vote Required) shall be true and correct in all respects (except for such inaccuracies as are de minimis in the aggregate), in each case both when made and at and as of the Closing Date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), (iii) the representation and warranty of the Company contained in Section 3.9(a) (Absence of Certain Changes or Events) shall be true and correct in all respects both when made and at and as of the Closing Date, and (iv) all other representations and warranties of the Company set forth in this Agreement shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except, in the case of this clause (iv), where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  Parent shall have received a certificate of an executive officer of the Company to such effect.

(b)        Performance of Obligations of the Company.  The Company shall have performed in all material respects and complied in all material respects with all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Closing Date.  Parent shall have received a certificate of an executive officer of the Company to such effect.

(c)        Tax Opinion.  Parent shall have received from Wachtell, Lipton, Rosen & Katz, counsel to Parent, or such other reputable Tax counsel reasonably satisfactory to Parent, on the Closing Date, a written opinion dated as of such date in form and substance reasonably satisfactory to Parent, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, for U.S. federal income Tax purposes, the Combination will be treated as a “reorganization” within the meaning of Section 368(a) of the Code.  In rendering such opinion, such counsel shall be entitled to receive and rely upon representations contained in certificates of officers of Parent, Merger Sub 1, Merger Sub 2 and the Company, reasonably satisfactory in form and substance to such counsel.

Section 8.3.      Additional Conditions to Obligations of the Company.  The obligations of the Company to effect the Combination are subject to the satisfaction of, or waiver by the Company, on or prior to the Closing Date of the following additional conditions:

(a)        Representations and Warranties.  (i) The representations and warranties of Parent, Merger Sub 1 and Merger Sub 2 contained in Section 4.1(a) (Organization), Section 4.5 (Authorization and Validity of Agreement), Section 4.6(c) and the first sentence of Section 4.6(b) (Capitalization and Related Matters) and Section 4.21 (No Brokers) shall be true and correct in all material respects, in each case both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), (ii) the representations and warranties of Parent contained in Sections 4.6(a) and (b) (Capitalization and Related Matters) (other than the first and last sentences of Section 4.6(b)), Section 4.25 (Board Approval) and Section 4.26 (Vote Required) shall be true and correct in all respects (except for such inaccuracies as are de minimis in the aggregate), in each case both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), (iii) the representations and warranties of Parent, Merger Sub 1 and Merger Sub 2 contained in Section 4.9(a) (Absence of Certain Changes or Events) shall be true and correct in all respects both when made and at and as of the Closing Date, and (iv) all other representations and warranties of Parent, Merger Sub 1 and Merger Sub 2 set forth in this Agreement shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except in the case of this clause (iv),where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. The Company shall have received a certificate of an executive officer of Parent to such effect.

(b)        Performance of Obligations of Parent.  Parent shall have performed in all material respects and complied in all material respects with all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Closing Date.  The Company shall have received a certificate of an executive officer of Parent to such effect.

(c)        Tax Opinion.  The Company shall have received from Willkie Farr & Gallagher LLP, counsel to the Company, or such other reputable Tax counsel reasonably satisfactory to the Company, on the Closing Date, a written opinion dated as of such date in form and substance reasonably satisfactory to the Company, to the effect that, on the basis of certain facts, representations and assumptions set forth or referred to in such opinion, for U.S. federal income Tax purposes, the Combination will be treated as a “reorganization” within the meaning of Section 368(a) of the Code.  In rendering such opinion, such counsel shall be entitled to receive and rely upon representations contained in certificates of officers of Parent, Merger Sub 1, Merger Sub 2 and the Company, reasonably satisfactory in form and substance to such counsel.

ARTICLE IX

TERMINATION

Section 9.1.      Termination.  This Agreement may be terminated and the Combination abandoned at any time prior to the Effective Time, by action taken or authorized by the Board of Directors of the terminating party or parties, and except as provided below, whether before or after approval of the matters presented in connection with the Merger by the stockholders of the Company or the shareholders of the Parent:

(a)        By mutual written consent of Parent and the Company, by action of their respective Boards of Directors;

(b)        By either the Company or Parent if the Effective Time shall not have occurred on or before October 31, 2017, (the “Termination Date”); provided, however, that if all of the conditions to Closing shall have been satisfied or shall be then capable of being satisfied, other than the conditions set forth in Sections 8.1(d) and (e), the Termination Date may be extended by Parent or the Company, by written notice to the other party, to a date not later than January 31, 2018; provided, further, that if the Termination Date is not extended pursuant to the preceding proviso, and the Marketing Period has commenced fewer than eighteen (18) Business Days prior to the original Termination Date, the Termination Date shall be automatically extended to the Business Day following the final day of the Marketing Period; provided, further, that the right to extend or terminate this Agreement under this Section 9.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the primary cause of the failure of the Effective Time to occur on or before the Termination Date and such action or failure to perform constitutes a breach of this Agreement;

(c)        By either the Company or Parent if any Governmental Entity shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting or making illegal the transactions contemplated by this Agreement, and such order, decree, ruling or other action shall have become final and nonappealable; provided that the party hereto seeking to terminate this Agreement pursuant to this Section 9.1(c) shall have used its reasonable best efforts to remove such restraint or prohibition as required by this Agreement; and provided, further, that the right to terminate this Agreement pursuant to this Section 9.1(c) shall not be available to any party hereto whose breach of any provision of this Agreement results in the imposition of such order, decree or ruling or the failure of such order, decree or ruling to be resisted, resolved or lifted;

(d)        By either the Company or Parent if (i) the approval by the stockholders of the Company required for the consummation of the Merger shall not have been obtained by reason of the failure to obtain the Required Company Vote at the Company Stockholders Meeting (or any adjournment or postponement thereof) or (ii) the approval by the shareholders of Parent required for the Parent Share Issuance shall not have been obtained by reason of the failure to obtain the Required Parent Vote at the Parent Shareholders Meeting (or any adjournment or postponement thereof);

(e)        By Parent (i) prior to the Company Stockholders Meeting, if there shall have been a Company Change in Recommendation or the Board of Directors of the Company shall have approved or recommended a Company Acquisition Proposal (or the Board of Directors of the Company resolves to do any of the foregoing), whether or not permitted by Section 7.4, (ii) if the Company shall fail to call or hold the Company Stockholders Meeting in violation of Section 7.1(c); or (iii) if the Company shall have committed an Intentional Breach of any of its material obligations under Section 7.4(a) through (e);

(f)         By the Company (i) prior to the Parent Shareholders Meeting, if there shall have been a Parent Change in Recommendation or the Board of Directors of Parent shall have approved or recommended a Parent Acquisition Proposal (or the Board of Directors of Parent resolves to do any of the foregoing), whether or not permitted by Section 7.4; (ii) if Parent shall fail to call or hold the Parent Shareholders Meeting in violation of Section 7.1(d); or (iii) if Parent shall have committed an Intentional Breach of any of its material obligations under Section 7.4(f) through (j);

(g)        By the Company, pursuant to Section 7.4(c), subject to compliance with the applicable provisions of Section 7.4(c), Section 7.4(d) and Section 7.4(e);

(h)        By Parent, pursuant to Section 7.4(h), subject to compliance with the applicable provisions of Section 7.4(h), Section 7.4(i) and Section 7.4(j);

(i)         By the Company if there shall have been a breach of any representation, warranty, covenant or agreement on the part of Parent, Merger Sub 1 or Merger Sub 2 contained in this Agreement such that the conditions set forth in Section 8.3(a) or Section 8.3(b) would not be satisfied and (i) such breach is not reasonably capable of being cured or (ii) in the case of a breach of a covenant or agreement (other than an Intentional Breach of Parent’s obligations under Article I), if such breach is reasonably capable of being cured, such breach shall not have been cured prior to the earlier of (A) 40 days following notice of such breach and (B) the Termination Date; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.1(i) if the Company is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement; or

(j)         By Parent if there shall have been a breach of any representation, warranty, covenant or agreement on the part of the Company contained in this Agreement such that the conditions set forth in Section 8.2(a) or Section 8.2(b) would not be satisfied and (i) such breach is not reasonably capable of being cured or (ii) in the case of a breach of a covenant or agreement, if such breach is reasonably capable of being cured, such breach shall not have been cured prior to the earlier of (A) 40 days following notice of such breach and (B) the Termination Date; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 9.1(j) if Parent, Merger Sub 1 or Merger Sub 2 is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement.

Section 9.2.      Effect of Termination.

(a)        In the event of termination of this Agreement by either the Company or Parent as provided in Section 9.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Parent or the Company or their respective officers or directors except with respect to this Section 9.2, Section 7.11(l) and Article X, provided that, except as set forth in the following sentence, termination of this Agreement shall not relieve any party from any liability or damages incurred or suffered by a party to the extent such liability or damages were the result of, fraud or any Intentional Breach of any covenant or agreement in this Agreement occurring prior to termination (in each case, which may be pursued only by the party through actions expressly approved by the party’s Board of Directors, as applicable), which liability or damages shall not be limited to reimbursement of the party’s expenses or out-of—pocket costs and may include, to the extent proven and recoverable under applicable law, other damages suffered by the party, and the calculation of damages suffered by the party may include, to the extent proven, loss suffered by the party’s shareholders (including the benefit of the bargain lost by the party’s shareholders, taking into account without limitation the total amount payable to such shareholders under this Agreement), which shall be deemed in such event to be damages only of the party and not of the party’s shareholders themselves.  Each party agrees that notwithstanding anything in this Agreement to the contrary, including Section 10.4(a), in the event that any Company Termination Fee or Parent Termination Fee is payable to a party in accordance with this Agreement, the payment of such fee and any applicable expenses shall be the sole and exclusive remedy of such party, its Subsidiaries, stockholders, Affiliates, officers, directors, employees and representatives against the other party or any of its representatives (including, with respect to Parent, Merger Sub 1 and Merger Sub 2, any Financing Source) or Affiliates for, and in no event will such party being paid any such fee and expenses or any other such Person seek to recover any other money damages or seek any other remedy based on a claim in law or equity (including, without limitation, specific performance) with respect to, (i) any loss suffered, directly or indirectly, as a result of the failure of the Merger to be consummated, (ii) the termination of this Agreement, (iii) any liabilities or obligations arising under this Agreement, or (iv) any claims or actions arising out of or relating to any breach, termination or failure of or under this Agreement, and upon payment of any Company Termination Fee or Parent Termination Fee, and any applicable expenses, in accordance with this Agreement, neither the party paying such fee and such expenses, nor any representative (including, with respect to Parent, Merger Sub 1 and Merger Sub 2, any Financing Source) or Affiliate of such party shall have any further liability or obligation to the other party relating to or arising out of this Agreement or the transactions contemplated hereby.

(b)        If Parent shall terminate this Agreement pursuant to Section 9.1(e), then the Company shall pay to Parent, not later than two (2) Business Days following such termination, an amount in cash equal to seven hundred thirty-seven million five hundred thousand dollars ($737,500,000) (the “Company Termination Fee”).

(c)        If (i) the Company or Parent shall terminate this Agreement pursuant to Section 9.1(b) or Section 9.1(d)(i), (ii) at or prior to the time of the Company Stockholders Meeting there shall have been publicly disclosed or announced and not withdrawn prior to the Company Stockholders Meeting a bona fide written Company Acquisition Proposal and (iii) within 9 months following the termination of this Agreement, the Company enters into a definitive agreement with respect to, or consummates, a Company Acquisition Proposal, then the Company shall pay to Parent, not later than two (2) Business Days after the execution of the definitive agreement or consummation of the transaction, as applicable, the Company Termination Fee (less any Parent Expenses previously paid by the Company).

(d)        If the Company shall terminate this Agreement pursuant to Section 9.1(f), Parent shall pay to the Company, not later than two (2) Business Days after the termination of the Agreement, an amount equal to four hundred seventy-one million five hundred thousand dollars ($471,500,000) (the “Parent Termination Fee”).

(e)        If (i) the Company or Parent shall terminate this Agreement pursuant to Section 9.1(b) or Section 9.1(d)(ii), (ii) at or prior to the time of the Parent Shareholders Meeting there shall have been publicly disclosed or announced and not withdrawn prior to the Parent Shareholders Meeting a bona fide written Parent Acquisition Proposal and (iii) within 9 months following the termination of this Agreement, Parent enters into a definitive agreement with respect to, or consummates, a Parent Acquisition Proposal, then Parent shall pay to the Company, not later than two (2) Business Days after the execution of the definitive agreement or the consummation of the transaction, as applicable, the Parent Termination Fee (less any Company Expenses previously paid by Parent).

(f)         If the Company shall terminate this Agreement pursuant to Section 9.1(g), then the Company shall pay, or cause to be paid, to Parent the Company Termination Fee contemporaneously with such termination.

(g)        If Parent shall terminate this Agreement pursuant to Section 9.1(h), then Parent shall pay, or cause to be paid, to the Company the Parent Termination Fee contemporaneously with such termination.

(h)        If the Company or Parent shall terminate this Agreement pursuant to Section 9.1(d)(ii), then Parent shall pay to the Company the Company Expenses, not later than two (2) Business Days after the later of the termination of this Agreement and delivery to Parent of Company’s written notice of the amount of such Company Expenses.

(i)         If the Company or Parent shall terminate this Agreement pursuant to Section 9.1(d)(i), then the Company shall pay to Parent the Parent Expenses, not later than two (2) Business Days after the later of the termination of this Agreement and delivery to the Company of Parent’s written notice of the amount of such Parent Expenses.

(j)         All payments under this Section 9.2 by (i) the Company shall be made by wire transfer of immediately available funds to an account designated by Parent, and (ii) Parent shall be made by wire transfer of immediately available funds to an account designated by the Company.

(k)        For purposes of this Section 9.2, the term “Company Acquisition Proposal” shall have the meaning assigned to such term in Section 7.4(a), except that the reference to “more than 20%” in the definition of “Company Acquisition Proposal” shall be deemed to be a reference to “more than 50%”, and the term “Parent Acquisition Proposal” shall have the meaning assigned to such term in Section 7.4(f), except that the reference to “more than 20%” in the definition of “Parent Acquisition Proposal” shall be deemed to be a reference to “more than 50%”.

(l)         The Company acknowledges that the agreements contained in this Section 9.2 are an integral part of the transactions contemplated by this Agreement and are not a penalty, and that, without these agreements, Parent would not enter into this Agreement.  If the

Company fails to pay promptly the amounts due pursuant to this Section 9.2, the Company will also pay to Parent Parent’s reasonable costs and expenses (including legal fees and expenses) in connection with any action, including the filing of any lawsuit or other legal action, taken to collect payment, together with interest on the unpaid amount under this Section 9.2, accruing from its due date, at an interest rate per annum equal to two percentage points in excess of the prime commercial lending rate quoted by The Wall Street Journal.  Any change in the interest rate hereunder resulting from a change in such prime rate will be effective at the beginning of the date of such change in such prime rate.  For the avoidance of doubt, in no event shall the Company be required to pay or cause to be paid under this Section 9.2 the Company Termination Fee more than once.

(m)       Parent acknowledges that the agreements contained in this Section 9.2 are an integral part of the transactions contemplated by this Agreement and are not a penalty, and that, without these agreements, the Company would not enter into this Agreement.  If Parent fails to pay promptly the amounts due pursuant to this Section 9.2, Parent will also pay to the Company the Company’s reasonable costs and expenses (including legal fees and expenses) in connection with any action, including the filing of any lawsuit or other legal action, taken to collect payment, together with interest on the unpaid amount under this Section 9.2, accruing from its due date, at an interest rate per annum equal to two percentage points in excess of the prime commercial lending rate quoted by The Wall Street Journal.  Any change in the interest rate hereunder resulting from a change in such prime rate will be effective at the beginning of the date of such change in such prime rate.  For the avoidance of doubt, in no event shall Parent be required to pay or cause to be paid under this Section 9.2  the Parent Termination Fee more than once.

Section 9.3.      Amendment.  This Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of the Company, but, after any such approval, no amendment shall be made which by law requires further approval by such stockholders or which reduces the Merger Consideration or adversely affects the holders of Company Common Stock, without approval by such holders.  This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto; provided that, notwithstanding anything to the contrary contained herein, none of Section 9.2(a), 9.4, 10.3, 10.4, 10.10 or 10.13 or this Section 9.3 (or any other provision of this Agreement to the extent an amendment of such provision would modify the substance of any of Section 9.2(a), 9.4, 10.3, 10.4, 10.10 or 10.13 or this Section 9.3) may be amended in a manner that is adverse in any respect to any Financing Source and its Affiliates without the prior written consent of the Lead Arrangers (as defined in the Commitment Letter).

Section 9.4.      Extension; Waiver.  At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions contained herein.  Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party.  The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.  No waivers to the provisions of which the Financing Sources are expressly made third party beneficiaries pursuant to Section 10.10 shall be permitted in a manner materially adverse to any such Financing Source without the prior written consent of the Lead Arrangers (as defined in the Commitment Letter).

ARTICLE X

MISCELLANEOUS

Section 10.1.    Non-Survival of Representations, Warranties and Agreements.  None of the representations, warranties, covenants and other agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and other agreements, shall survive the Effective Time, except for those covenants and agreements contained herein and therein that by their terms apply or are to be performed in whole or in part after the Effective Time and this Article X, including but not limited to covenants and agreements of Parent contained in Sections 6.3 and 7.11(l).

Section 10.2.    Disclosure Schedules.

(a)        The inclusion of any information in the Disclosure Schedules accompanying this Agreement will not be deemed an admission or acknowledgment, in and of itself, solely by virtue of the inclusion of such information in such Disclosure Schedule, that such information is required to be listed in such Disclosure Schedule or that such information is material to any party or the conduct of the business of any party.

(b)        Any item set forth in the Disclosure Schedules with respect to a particular representation, warranty or covenant contained in the Agreement will be deemed to be disclosed with respect to all other applicable representations, warranties and covenants contained in the Agreement to the extent any description of facts regarding the event, item or matter is disclosed in such a way as to make readily apparent from such description or specified in such disclosure that such item is applicable to such other representations, warranties or covenants whether or not such item is so numbered.

Section 10.3.    Successors and Assigns.  No party hereto shall assign this Agreement or any rights or obligations hereunder without the prior written consent of the other parties hereto and any such attempted assignment without such prior written consent shall be void and of no force and effect; provided, however, that Merger Sub 1 and/or Merger Sub 2 may assign its rights and obligations under this Agreement to a direct Wholly Owned Subsidiary of Parent without the consent of the Company and Parent, Merger Sub 1 and Merger Sub 2 may assign their rights under this Agreement as collateral security for the Financing and Parent’s existing secured credit facilities.  This Agreement shall inure to the benefit of and shall be binding upon the successors and permitted assigns of the parties hereto.   No assignment or purported assignment of this Agreement by any party hereto shall be valid if and to the extent such assignment adversely affects the treatment of the Combination under Section 368(a) of the Code and the Treasury Regulations promulgated thereunder.

Section 10.4.    Governing Law; Jurisdiction; Specific Performance.

(a)        This Agreement shall be construed, performed and enforced in accordance with, and governed by, the laws of the State of Delaware.  Each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party(ies) hereto or its successors or assigns shall be brought and determined exclusively in the Delaware Court of Chancery, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such action or proceeding, in the U.S. District Court for the District of Delaware.  Each of the parties to this Agreement agrees that, notwithstanding anything to the contrary contained herein, it will not bring or support any action, cause of action, claim, cross-claim, third party claim or proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including but not limited to any dispute arising out of or relating in any way to the Commitment Letter, the Financing (or any commitment letter relating to any Alternative Financing) or the performance thereof, in any forum other than any New York State court or Federal court of the United States of America, in each case, sitting in the Borough of Manhattan, and any appellate court from any thereof.

(b)        EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, INCLUDING, BUT NOT LIMITED TO, ANY DISPUTE ARISING OUT OF, OR RELATING TO, THE COMMITMENT LETTER, THE FINANCING (OR ANY COMMITMENT LETTER RELATING TO ANY ALTERNATIVE FINANCING) OR THE PERFORMANCE THEREOF. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.4(b).

(c)        The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that any defense in any action for specific performance that a remedy at law would be adequate is hereby waived. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement (in addition to any and all other rights and remedies at law or in equity, and all such rights and remedies shall be cumulative, except, in each case, as may be limited by Section 9.2).  Any requirements for the securing or posting of any bond with such remedy are waived.

Section 10.5.    Expenses.  All fees and expenses incurred in connection with the Combination including, without limitation, all legal, accounting, financial advisory, consulting and all other fees and expenses of third parties incurred by a party in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the transactions contemplated hereby and thereby, shall be the obligation of the respective party incurring such fees and expenses, except (a) Parent and the Company shall each bear and pay one-half of the expenses incurred in connection with the filing, printing and mailing of the Registration Statement and Joint Proxy Statement/Prospectus, (b) as provided in Section 7.11(l), and (c) as provided in Section 9.2.

Section 10.6.    Certain Transfer Taxes.  Except to the extent set forth in Section 2.2(c), any liability arising out of any documentary, sales, use, real property transfer, registration, transfer, stamp, recording and similar Taxes with respect to the transactions contemplated by this Agreement shall be borne by the Surviving Company and expressly shall not be a liability of stockholders of the Company.

Section 10.7.    Severability; Construction.

(a)        In the event that any part of this Agreement is declared by any court or other judicial or administrative body to be null, void or unenforceable, said provision shall survive to the extent it is not so declared, and all of the other provisions of this Agreement shall remain in full force and effect.

(b)        The parties have participated jointly in the negotiation and drafting of this Agreement.  If any ambiguity or question of intent arises, this Agreement will be construed as if drafted jointly by the parties and no presumption or burden of proof will arise favoring or disfavoring any party because of the authorship of any provision of this Agreement.

Section 10.8.    Notices.  All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given (i) on the date of service if served personally, by fax or by email on the party to whom notice is to be given or (ii) on the day after delivery to Federal Express or similar overnight courier or the Express Mail service maintained by the U.S. Postal Service and properly addressed, to the party as follows:

If to the Company:

Level 3 Communications, Inc.
1025 Eldorado Blvd.
Broomfield, CO 80021
Fax: [Redacted]
Email: [Redacted]
Attention: John M. Ryan, Executive Vice President and Chief Legal Officer

Copy to (such copy not to constitute notice):

Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
Fax:	(212) 728-8111
Email:	dboston@willkie.com
ldelanoy@willkie.com
Attn:	David K. Boston
Laura L. Delanoy

If to Parent, Merger Sub 1 or Merger Sub 2:

CenturyLink, Inc.
100 CenturyLink Drive
Monroe, LA 71203
Fax: [Redacted]
Email: [Redacted]
Attention: Stacey W. Goff, Executive Vice President and General Counsel

Copy to (such copy not to constitute notice):

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
Fax:	(212) 403-2000
Email:	ESRobinson@wlrk.com DSong@wlrk.com
Attn:	Eric S. Robinson
DongJu Song

Any party may change its address for the purpose of this Section 10.8 by giving the other party written notice of its new address in the manner set forth above.

Section 10.9.    Entire Agreement.  This Agreement, the Confidentiality Agreement and the Joint Defense Agreement, which, for the avoidance of doubt, shall survive the Closing, contain the entire understanding among the parties hereto with respect to the transactions contemplated hereby and supersede and replace all prior and contemporaneous agreements and understandings, oral or written, with regard to such transactions.  All Exhibits and Schedules hereto and any documents and instruments delivered pursuant to any provision hereof are expressly made a part of this Agreement as fully as though completely set forth herein.

Section 10.10.  Parties in Interest.  Except for (i) the rights of the Company stockholders to receive the Merger Consideration (following the Effective Time) and the rights of holders of Company RSU Awards to receive the consideration contemplated by Section 1.8 (following the Effective Time) in accordance with the terms of this Agreement (of which the stockholders and such holders of Company RSU Awards are the intended beneficiaries following the Effective Time), and (ii) the rights to indemnification contemplated by Section 7.11(l) and the rights to continued indemnification and insurance pursuant to Section 6.3 (of which in each case the Persons entitled to indemnification or insurance, as the case may be, are the intended beneficiaries), nothing in this Agreement is intended to confer any rights or remedies under or by reason of this Agreement on any Persons other than the parties hereto and their respective successors and permitted assigns; provided, that, nothing in this Section 10.10 shall limit the right of Parent or the Company to seek damages as contemplated by Section 9.2; provided further that the Financing Sources are intended beneficiaries of, and shall be entitled to enforce, Sections 9.2(a), 9.3, 9.4, 10.3, 10.4 and 10.13 and this Section 10.10.  Nothing in this Agreement is intended to relieve or discharge the obligations or liability of any third Persons to the Company or Parent.  No provision of this Agreement shall give any third parties any right of subrogation or action over or against the Company or Parent.

Section 10.11.  Section and Paragraph Headings.  The section and paragraph headings in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.  A reference in this Agreement to “$” or “dollars” is to U.S. dollars.  For purposes of determining the U.S. dollar equivalent of any amounts in a foreign currency, the parties shall use the foreign exchange rate as published by The Wall Street Journal on the date hereof.

Section 10.12.  Counterparts.  This Agreement may be executed in counterparts, (including by facsimile or other electronic transmission) each of which shall be deemed an original, but all of which shall constitute the same instrument.

Section 10.13.  No Recourse to Financing Sources.  No Financing Source shall have any liability or obligation to the Company with respect to this Agreement or with respect to any claim or cause of action (whether in Contract or in tort, in law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate to: (A) this Agreement or the transactions contemplated hereunder, (B) the negotiation, execution or performance of this Agreement (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement), (C) any breach or violation of this Agreement, and (D) any failure of the transactions contemplated hereunder to be consummated, it being expressly agreed and acknowledged by the Company that no personal liability or losses whatsoever shall attach to, be imposed on or otherwise be incurred by any Financing Source, as such, arising under, out of, in connection with or related to the items in the immediately preceding clauses (A) through (D). For the avoidance of doubt, this Section 10.13 does not limit or affect any rights or remedies that Parent may have against the parties to the Commitment Letter.

Section 10.14.  Definitions.  As used in this Agreement:

“2011 NSA” shall have the meaning set forth in Section 3.4.

“Adjusted RSU Award” shall have the meaning set forth in Section 1.8(a)(ii).

“Adverse Effect on the Financing” shall have the meaning set forth in Section 7.11(b).

“Affiliate” shall mean, with respect to any Person, any other Person that directly, or through one or more intermediaries, controls or is controlled by or is under common control with such Person.

“Agreement” shall have the meaning set forth in the Preamble hereto.

“Alternative Financing” shall have the meaning set forth in Section 7.11(c).

“Board of Directors” shall mean the Board of Directors of any specified Person and any committees thereof.

“Business Day” shall mean any day other than (a) Saturday or Sunday or (b) any other day on which banks in the City of New York are permitted or required to be closed.

“Cable Landing License Act” shall have the meaning set forth in Section 3.14(b).

“Cash Consideration” shall have the meaning set forth in Section 1.7(a)(i).

“Certificate” shall have the meaning set forth in Section 1.7(a)(ii).

“Certificate of Merger” shall have the meaning set forth in Section 1.3.

“CFIUS” shall mean the Committee on Foreign Investment in the United States.

“Closing” shall have the meaning set forth in Section 1.2.

“Closing Date” shall have the meaning set forth in Section 1.2.

“COC Consent Solicitation” shall have the meaning set forth in Section 7.11(e).

“Code” shall have the meaning set forth in the Recitals hereto.

“Combination” shall have the meaning set forth in the Recitals hereto.

“Commitment Letter” means that certain Commitment Letter (together with all annexes, exhibits, schedules, appendices and other attachments thereto), dated the date hereof, by and between Parent and the Financing Sources, pursuant to which and subject to the terms and conditions thereof, the Financing Sources have agreed to provide the loans or other indebtedness identified therein in the amounts set forth therein, for the purpose of (among other things) funding the Cash Consideration, the cash payable to holders of Company RSU Awards, the Required

Indebtedness, including premiums and fees incurred in connection therewith, and all other fees and expenses incurred by Parent, Merger Sub 1, Merger Sub 2 and the Company in connection with the Merger and the other transactions contemplated hereby; provided that, after the date of this Agreement, (i) upon any amendment, supplement or modification to, or waiver of, the Commitment Letter in accordance with Section 7.11(b), the term “Commitment Letter” as used in this Agreement shall mean the Commitment Letter as so amended, supplemented, modified or waived in accordance with Section 7.11(b) from and after the time Parent has delivered to the Company a true, correct and complete copy of such amended, supplemented, modified or waived Commitment Letter and (ii) in the event that Parent obtains Alternative Financing in accordance with Section 7.11(c), the term “Commitment Letter” shall mean the commitment letter or letters (as amended, supplemented or modified in accordance with Section 7.11) related to the Alternative Financing from and after the time Parent has delivered to the Company a true, correct and complete copy of such alternative commitment letter or letters; provided further that, with respect to the representations and warranties of Parent set forth in Section 4.22, references to the Commitment Letter as of the date hereof shall thereafter mean the Commitment Letter as so amended, supplemented, waived, modified or replaced on the date so delivered to the Company.

“Communications Act” shall have the meaning set forth in Section 3.14(b).

“Company” shall have the meaning set forth in the Preamble hereto.

“Company Acquisition Proposal” shall have the meaning set forth in Section 7.4(a).

“Company Alternative Acquisition Agreement” shall have the meaning set forth in Section 7.4(c).

“Company Benefit Plans” shall mean each “employee benefit plan” (within the meaning of Section 3(3) of ERISA) and all other material employee compensation and benefits plans, policies, programs, arrangements or payroll practices, including multiemployer plans (within the meaning of Section 3(37) of ERISA), and each other stock purchase, stock option, restricted stock, severance, retention, employment, consulting, change-of-control, collective bargaining, bonus, incentive, deferred compensation, employee loan, fringe benefit and other benefit plan, agreement, program, policy, commitment or other arrangement, whether or not subject to ERISA (including any related award agreements and any related funding mechanism now in effect or required in the future), in each case sponsored, maintained, contributed or required to be contributed to by the Company or its Subsidiaries or under which the Company or any of its Subsidiaries has any current or potential liability.

“Company Change in Recommendation” shall have the meaning set forth in Section 7.4(c).

“Company Common Stock” shall have the meaning set forth in the Recitals.

“Company Compensation Committee” shall have the meaning set forth in Section 1.8(a)(ii).

“Company Disclosure Schedule” shall mean the disclosure schedule delivered by the Company on the date hereof.

“Company Expenses” shall mean fifty percent (50%) of the amount of the Company’s actual and reasonably documented out-of-pocket fees and expenses (including reasonable fees and expenses of counsel, accountants and financial advisors) actually incurred by the Company and its Affiliates on or prior to the termination of this Agreement in connection with the transactions contemplated by this Agreement, up to a maximum aggregate amount of $20,000,000 if such fees and expenses equal or exceed $40,000,000.

“Company Financing” means Level 3 Financing, Inc., a Delaware corporation and a direct Wholly Owned Subsidiary of Parent.

“Company Insiders” shall have the meaning set forth in Section 7.8.

“Company Intellectual Property” shall mean all Intellectual Property owned, used or held for use by the Company or any Subsidiary.

“Company Intercompany Note” shall have the meaning set forth in Section 5.1(a)(xvi).

“Company Intervening Event” shall mean a material event, fact, circumstance, development or occurrence that does not relate to a Company Acquisition Proposal that is unknown to or by the Company’s Board of Directors as of the date of this Agreement (and which could not have become known through any further reasonable investigation, discussion, inquiry or negotiation with respect to any event, fact, circumstance, development or occurrence known to or by the Company’s Board of Directors as of the date of this Agreement), which event, fact, circumstance, development or occurrence becomes known to or by the Company’s Board of Directors prior to obtaining the Required Company Vote.

“Company Leased Real Property” shall have the meaning set forth in Section 3.12(a).

“Company Leases” shall have the meaning set forth in Section 3.12(a).

“Company Licenses and Permits” shall have the meaning set forth in Section 3.14(a).

“Company Material Adverse Effect” shall mean any event, change, circumstance, effect, development or state of facts that, individually or in the aggregate: (a) is, or is reasonably likely to become, materially adverse to the business, assets, financial condition, properties, liabilities or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that Company Material Adverse Effect shall not include the effect of any event, change, circumstance, effect, development or state of facts to the extent it results from or arises out of (i) general economic or political conditions (including results of elections) or securities, credit, financial or other capital markets conditions, in each case in the United States or any foreign jurisdiction, (ii) changes or conditions generally affecting the industries, businesses, or segments thereof, in which the Company and its Subsidiaries operate, (iii) any change in applicable law, regulation or GAAP (or authoritative interpretation of any of the foregoing), (iv) the negotiation, execution, announcement, pendency or performance of this Agreement or the transactions contemplated hereby or the consummation of the transactions contemplated by this Agreement, including the impact thereof on the relationships, contractual or otherwise, of the Company and its Subsidiaries with employees, customers, suppliers or partners, (v) acts of war, armed hostilities, sabotage or terrorism, or any escalation or worsening of any such acts of war, armed hostilities, sabotage or terrorism threatened or underway as of the date of this Agreement, (vi) earthquakes, hurricanes, floods, or other natural disasters, (vii) any failure, in and of itself, by the Company to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be taken into account in determining whether there has been or will be, a Company Material Adverse Effect to the extent not otherwise excluded hereunder), (viii) any change, in and of itself, in the market price or trading volume of Company’s securities (it being understood that the facts or occurrences giving rise to or contributing to such change may be taken into account in determining whether there has been or will be, a Company Material Adverse Effect to the extent not otherwise excluded hereunder), or (ix) the taking of any specific action required by, or the failure to take any specific action expressly prohibited by this Agreement, except, in the case of the foregoing clauses (i), (ii), (v) and (vi) to the extent that such event, change, circumstance, effect, development or state of facts affects the Company and its Subsidiaries in a materially disproportionate manner when compared to the effect of such event, change, circumstance, effect, development or state of facts on other Persons in the industries in which the Company and its Subsidiaries operate, provided further, that the exception in the foregoing clause (iv) will not be deemed to apply to references to Company Material Adverse Effect in the representations and warranties set forth in Section 3.3 and Section 3.4, and, to the extent related to Section 3.3 and Section 3.4, the condition set forth in Section 8.2(a); or (b) would prevent or materially impair or materially delay the ability of the Company to perform its obligations under this Agreement or to consummate the transactions contemplated hereby.

“Company Organizational Documents” shall mean the Restated Certificate of Incorporation and the Amended and Restated Bylaws of the Company, together with all amendments thereto.

“Company Owned Intellectual Property” shall mean all Intellectual Property owned by the Company or any Subsidiary.

“Company Owned Real Property” shall have the meaning set forth in Section 3.12(a).

“Company Preferred Stock” shall have the meaning set forth in Section 3.6(a).

“Company Property” shall have the meaning set forth in Section 3.12(a).

“Company Registered Intellectual Property” shall have the meaning set forth in Section 3.13(b).

“Company RSU Award” shall mean an award under any Company Stock Plan or otherwise of restricted stock units (including, for the avoidance of doubt, any performance restricted stock unit) denominated in shares of Company Common Stock.

“Company SEC Reports” shall have the meaning set forth in Section 3.8(a).

“Company Section 16 Information” shall have the meaning set forth in Section 7.8.

“Company Stock Plan” shall mean the Level 3 Communications, Inc. Stock Plan, as amended.

“Company Stockholders Meeting” shall have the meaning set forth in Section 3.28.

“Company Superior Proposal” shall have the meaning set forth in Section 7.4(b).

“Company Termination Fee” shall have the meaning set forth in Section 9.2(b).

“Completion of CFIUS Process” shall mean that any of the following shall have occurred: (i) CFIUS shall have determined that there are no unresolved national security concerns with respect to the Merger, and the Company and Parent shall have received written notice from CFIUS that action under Section 721 has been concluded; (ii) the Company and Parent shall have received written notice from CFIUS that the Merger is not a “covered transaction” pursuant to Section 721; or (iii) CFIUS shall have sent a report to the President of the United States requesting the decision of the President of the United States on the Joint Notice and (A) the period under Section 721 during which the President may announce his decision to take action to suspend, prohibit or place any limitations on the Merger shall have expired without any such action being threatened, announced or taken or (B) the President of the United States shall have announced a decision not to, or otherwise declined to, take any action to suspend or prohibit the Merger.

“Confidentiality Agreement” shall have the meaning set forth in Section 7.2.

“Consent” shall mean any consent, approval, clearance, waiver, permit or order.

“Continuing Company Employee” shall have the meaning set forth in Section 6.2(a).

“Contract” shall have the meaning set forth in Section 3.17(c).

“Credit Agreement COC Consent Solicitation” shall have the meaning set forth in Section 7.11(e).

“Customer” shall have the meaning set forth in Section 3.17(c).

“Customer Contracts” shall have the meaning set forth in Section 3.17(c).

“Debt Offer” shall have the meaning set forth in Section 7.11(e).

“DGCL” shall have the meaning set forth in the Recitals hereto.

“DLLCA” shall have the meaning set forth in the Recitals hereto.

“Disclosure Schedules” shall mean the Parent Disclosure Schedule and the Company Disclosure Schedule, collectively.

“Dissenting Shares” shall have the meaning set forth in Section 1.7(c).

“Divestiture Actions” shall have the meaning set forth in Section 7.3(b).

“DOJ” shall have the meaning set forth in Section 7.3(b).

“DSS” shall have the meaning set forth in Section 3.4.

“Effective Time” shall have the meaning set forth in Section 1.3.

“Environmental Laws” shall have the meaning set forth in Section 3.23(a).

“Equity Award Exchange Ratio” shall mean the sum of (i) the Exchange Ratio and (ii) the quotient (rounded to four decimal places) obtained by dividing the (A) the Cash Consideration by (B) the volume weighted average price of a share of Parent Common Stock on the NYSE for the thirty (30) trading days ending with the trading day immediately preceding the Closing Date.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included any other entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as such other entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“EUMR” shall mean the Council Regulation (IEC) 139/2004 of the European Community.

“Exchange Act” shall have the meaning set forth in Section 3.4.

“Exchange Agent” shall have the meaning set forth in Section 2.1.

“Exchange Fund” shall have the meaning set forth in Section 2.1.

“Exchange Ratio” shall have the meaning set forth in Section 1.7(a)(i).

“Existing Credit Agreement” shall have the meaning set forth in Section 7.11(e).

“Existing Indebtedness” shall mean all Indebtedness of the Company and its Subsidiaries (x) in existence on the date hereof or (y) permitted to be incurred in compliance with the terms hereof prior to the Termination Date, as the case may be, until such amounts are repaid.

“FCC” shall mean the Federal Communications Commission.

“Fee Letter” means the fee letter referred to in the Commitment Letter; provided that, after the date of this Agreement, (i) upon any amendment, supplement or modification to, or waiver of, the Fee Letter in accordance with the penultimate sentence of Section 7.11(a), the term “Fee Letter” as used in this Agreement shall mean the Fee Letter as so amended, supplemented, modified or waived in accordance with Section 7.11(a) from and after the time Parent has delivered to the Company a true, correct and complete copy of such amended, supplemented, modified or waived Fee Letter (with only fee amounts and percentages, including in respect of the “market flex” and “securities demand” provisions, redacted) and (ii) in the event that Parent obtains Alternative Financing in accordance with Section 7.11(c), the term “Fee Letter” shall mean the fee letter or letters (as amended, supplemented or modified in accordance with Section 7.11) related to the Alternative Financing from and after the time Parent has delivered to the Company a true, correct and complete copy of such alternative fee letter or letters (with only fee amounts and percentages, including in respect of the “market flex” and “securities demand” provisions, redacted).

“Financing” means the debt financing facilities provided for in the Commitment Letter; provided, that after the date of this Agreement, in the event that Parent obtains Alternative Financing, in accordance with Section 7.11(c), the term “Financing” shall include the Alternative Financing.

“Financing Sources” shall mean Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley Senior Funding Inc. (in their respective capacities as lenders, arrangers, bookrunners, managers and/or agents under the Commitment Letter), and any of their respective affiliates, each acting pursuant to the Commitment Letter (or any other financing source and its affiliates that may become party to the Commitment Letter as the same may be amended, supplemented, modified, waived or replaced in accordance with the definition thereof), and any other institutions or persons who provide any portion of the Financing, any of such person’s affiliates and any of such person’s or any of its affiliates’ respective current, former or future officers, directors, employees, agents, representatives, stockholders, limited partners, managers, members or partners.

“Foreign Company Benefit Plan” shall have the meaning set forth in Section 3.18(m).

“Foreign Parent Benefit Plan” shall have the meaning set forth in Section 4.17(l).

“FOCI” shall have the meaning set forth in Section 3.4.

“Fraud and Bribery Laws” shall have the meaning set forth in Section 3.31(a).

“FTC” shall have the meaning set forth in Section 7.3(b).

“GAAP” shall mean United States generally accepted accounting principles as in effect from time to time, consistently applied.

“Governmental Entity” shall mean any national, federal, state, or local, domestic or foreign, governmental, regulatory or administrative authority, branch, agency or commission or any court, tribunal or judicial body.

“Grant Date” shall have the meaning set forth in Section 3.18(l).

“Hazardous Material” shall have the meaning set forth in Section 3.23(b)(iv).

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(1)                                 interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements and interest rate collar agreements;

(2)                                 other agreements or arrangements designed to manage interest rates or interest rate risk; and

(3)                                 other agreements or arrangements designed to protect such Person against fluctuations in currency exchange rates or commodity prices.

“HSR Act” shall have the meaning set forth in Section 3.4.

“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person (excluding accrued expenses and trade payables), whether or not contingent:

(1)                                 in respect of borrowed money;

(2)                                 evidenced by bonds, notes, debentures or similar instruments or letters of credit to the extent drawn (or reimbursement agreements in respect thereof);

(3)                                 in respect of banker’s acceptances;

(4)                                 representing capital lease obligations;

(5)                                 representing the balance deferred and unpaid of the purchase price of any property or services due more than one year after such property is acquired or such services are completed (excluding trade accounts payable or accrued trade liabilities arising in the ordinary course of business); or

(6)                                 representing any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP.  In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the guarantee by the specified Person of any Indebtedness of any other Person. Indebtedness shall be calculated without giving effect to the effects of Statement of Financial Accounting Standards No.

133 and related interpretations to the extent such effects would otherwise increase or decrease an amount of Indebtedness for any purpose under the indenture as a result of accounting for any embedded derivatives created by the terms of such Indebtedness.

“Indemnified Person” shall have the meaning set forth in Section 6.3(a).

“Indenture Amendments” shall have the meaning set forth in Section 7.11(e).

“Intellectual Property” shall mean all of the following, whether registered or unregistered:  (i) trademarks, trademark rights, service marks, service mark rights, trade dress, trade names and other indications of origin, applications or registrations in any jurisdiction pertaining to the foregoing and all goodwill associated therewith; (ii) Patents, patent applications and patent rights; (iii) trade secrets, including confidential information and the right in any jurisdiction to limit the use or disclosure thereof; (iv) copyrighted and copyrightable writings, designs, software, mask works, applications or registrations in any jurisdiction for the foregoing; (v) domain names and registrations pertaining thereto and all intellectual property used in connection with or contained in Web sites; (vi) lists, data, databases, processes, methods, schematics, technology, know-how and documentation and (vii) all similar proprietary rights.

“Intentional Breach” means, with respect to any representation, warranty, agreement or covenant, an action or omission (including a failure to cure circumstances) taken or omitted to be taken that the breaching party intentionally takes (or intentionally fails to take) and knows (or reasonably should have known) would, or would reasonably be expected to, cause a material breach of such representation, warranty, agreement or covenant.

“IRS” shall mean the United States Internal Revenue Service.

“IRU” shall mean any sale, license or lease of any indefeasible rights of use of the Company’s or Parent’s infrastructure, as the case may be.

“Joint Defense Agreement” shall mean the Joint Defense, Common Interest and Confidentiality Agreement, effective as of October 19, 2016, between the Company and Parent.

“Joint Notice” shall have the meaning set forth in Section 7.3(d)(i).

“Joint Proxy Statement/Prospectus” shall have the meaning set forth in Section 3.28.

“Key Executive Severance Plan” shall mean the Company’s Key Executive Severance Plan, dated October 18, 2016.

“Knowledge” shall mean, (i) with respect to the Company, the actual knowledge of the executives of the Company listed on Schedule 10.14 of the Company Disclosure Schedule, or (ii) with respect to Parent, the actual knowledge of the executives of Parent listed on Schedule 10.14 of the Parent Disclosure Schedule.

“Lien” shall mean any mortgage, pledge, security interest, encumbrance, title defect, lien (statutory or other), conditional sale agreement, claim, charge, assignment, hypothecation, limitation or restriction.

“Marketing Period” shall mean the first period of eighteen (18) consecutive Business Days throughout which (i) Parent shall have received from the Company all of the Required Financial Information and during which period such information shall remain compliant in all material respects at all times with the applicable provisions of Regulation S-X and S-K under the Securities Act and (ii) only with respect to any such period (or portion of such period) occurring on or prior to January 2, 2018, the conditions set forth in Section 8.1 shall be satisfied or waived (other than those conditions that by their nature can only be satisfied on the Closing Date) and nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 8.2 (other than those conditions that by their nature can only be satisfied at the Closing Date) to fail to be satisfied, assuming that the Closing Date were to be scheduled for any time during such eighteen (18) Business Day period; provided that that (w) if such period has not ended prior to December 19, 2016, then it will not commence until on or after January 3, 2017, (x) July 3, 2017 and November 24, 2017 shall not be included as Business Days for such purpose, (y) if such period has not ended prior to August 18, 2017, then it will not commence until on or after September 5, 2017 and (z) if such period has not ended prior to December 15, 2017, then it will not commence until on or after January 2, 2018; provided, further, that the Marketing Period will not be deemed to have commenced if prior to the completion of the Marketing Period, (x) the Company’s auditors shall have withdrawn their audit opinion contained in the Required Financial Information in which case the Marketing Period shall not be deemed to commence unless and until a new unqualified audit opinion is issued with respect thereto by the Company’s auditors or another independent public accounting firm reasonably acceptable to Parent or (y) the Company issues a public statement indicating its intent to restate any historical financial statements of the Company or that any such restatement is under consideration or may be a possibility in which case the Marketing Period shall not be deemed to commence unless and until such restatement has been completed and the relevant SEC report or SEC reports have been amended or the Company has announced that it has concluded that no restatement shall be required in accordance with GAAP; provided, further, that the Marketing Period shall end on any earlier date that is the date on which the Financing is funded in full.

“Merger” shall have the meaning set forth in the Recitals hereto.

“Merger Consideration” shall have the meaning set forth in Section 1.7(a)(i).

“Merger Sub 1” shall have the meaning set forth in the Preamble hereto.

“Merger Sub 2” shall have the meaning set forth in the Preamble hereto.

“Multiemployer Plan” shall have the meaning set forth in Section 3.18(c).

“New Plans” shall have the meaning set forth in Section 6.2(c).

“Notes” shall have the meaning set forth in Section 7.11(e).

“Notes COC Consent Solicitations” shall have the meaning set forth in Section 7.11(e).

“NYSE” shall mean the New York Stock Exchange.

“Offer Documents” shall have the meaning set forth in Section 7.11(e).

“Offers to Purchase” shall have the meaning set forth in Section 7.11(e).

“Other Consent Solicitations” shall have the meaning set forth in Section 7.11(e).

“Parent” shall have the meaning set forth in the Preamble hereto.

“Parent Acquisition Proposal” shall have the meaning set forth in Section 7.4(f).

“Parent Alternative Acquisition Agreement” shall have the meaning set forth in Section 7.4(h).

“Parent Benefit Plan” shall mean each “employee benefit plan” (within the meaning of Section 3(3) of ERISA) and all other material employee compensation and benefits plans, policies, programs, arrangements or payroll practices, including multiemployer plans (within the meaning of Section 3(37) of ERISA), and each other stock purchase, stock option, restricted stock, severance, retention, employment, consulting, change-of-control, collective bargaining, bonus, incentive, deferred compensation, employee loan, fringe benefit and other benefit plan, agreement, program, policy, commitment or other arrangement, whether or not subject to ERISA (including any related award agreements and any related funding mechanism now in effect or required in the future), in each case sponsored, maintained, contributed or required to be contributed to by Parent or its Subsidiaries or under which Parent or any of its Subsidiaries has any current or potential liability.

“Parent Change in Recommendation” shall have the meaning set forth in Section 7.4(h).

“Parent Common Stock” shall have the meaning set forth in the Recitals hereto.

“Parent Disclosure Schedule” shall mean the disclosure schedule delivered by Parent, Merger Sub 1 and Merger Sub 2 on the date hereof.

“Parent DRIP” shall have the meaning set forth in Section 4.6(a).

“Parent Equity Award” means any Parent Option, Parent RSU Award or Parent Restricted Stock Award.

“Parent Existing Notes” means Parent’s senior notes outstanding pursuant to that certain Indenture, dated as of March 31, 1994 (as supplemented from time to time) by and between the Parent and Regions Bank.

“Parent Expenses” shall mean fifty percent (50%) of the amount of Parent’s actual and reasonably documented out-of-pocket fees and expenses (including reasonable fees and expenses of counsel, accountants and financial advisors) actually incurred by Parent and its Subsidiaries on or prior to the termination of this Agreement in connection with the transactions contemplated by this Agreement, including the financing thereof, up to a maximum aggregate amount of seventy-five million dollars ($75,000,000) if such fees and expenses equal or exceed one hundred fifty million dollars ($150,000,000).

“Parent Intellectual Property” shall mean all Intellectual Property owned, used or held for use by Parent or any Subsidiary.

“Parent Intervening Event” shall mean a material event, fact, circumstance, development or occurrence that does not relate to a Parent Acquisition Proposal that is unknown to or by Parent’s Board of Directors as of the date of this Agreement (and which could not have become known through any further reasonable investigation, discussion, inquiry or negotiation with respect to any event, fact, circumstance, development or occurrence known to or by Parent’s Board of Directors as of the date of this Agreement), which event, fact, circumstance, development or occurrence becomes known to or by Parent’s Board of Directors prior to obtaining the Required Parent Vote.

“Parent Lease” shall mean all leases, site leases, subleases and occupancy agreements, together with all material amendments thereto, in which either of Parent or its Subsidiaries has a leasehold interest, license or similar occupancy rights, whether as lessor or lessee, and which involve payments by Parent or its Subsidiaries in excess of $10,000,000 per year.

“Parent Leased Real Property” shall mean the property covered by Parent Leases under which either of Parent or its Subsidiaries is a lessee.

“Parent Licenses and Permits” shall have the meaning set forth in Section 4.13(a).

“Parent Material Adverse Effect” shall mean any event, change, circumstance, effect, development or state of facts that, individually or in the aggregate, (a) is, or is reasonably likely to become, materially adverse to the business, assets, financial condition, properties, liabilities or results of operations of Parent and its Subsidiaries, taken as a whole; provided, however, that Parent Material Adverse Effect shall not include the effect of any event, change, circumstance, effect, development or state of facts to the extent it results from or arises out of  (i) general economic or political conditions (including results of elections) or securities, credit, financial or other capital markets conditions, in each case in the United States or any foreign jurisdiction, (ii) changes or conditions generally affecting the industries, businesses, or segments thereof, in which Parent and its Subsidiaries operate, (iii) any change in applicable law, regulation or GAAP (or authoritative interpretation of any of the foregoing), (iv) the negotiation, execution, announcement, pendency or performance of this Agreement or the transactions contemplated hereby or the consummation of the transactions contemplated by this Agreement, including the impact thereof on the relationships, contractual or otherwise, of Parent and its Subsidiaries with employees, customers, suppliers or partners, (v) acts of war, armed hostilities, sabotage or terrorism, or any escalation or worsening of any such acts of war, armed hostilities, sabotage or terrorism threatened or underway as of the date of this Agreement, and (vi) earthquakes, hurricanes, floods, or other natural disasters, (vii) any failure, in and of itself, by Company to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be taken into account in determining whether there has been or will be, a Parent Material Adverse Effect to the extent not otherwise excluded hereunder), or (viii) any change, in and of itself, in the market price or trading volume of Parent’s securities (it being understood that the facts or occurrences giving rise to or contributing to such change may be taken into account in determining whether there has been or will be, a Parent Material Adverse Effect to the extent not otherwise excluded hereunder), or (ix) taking of any specific action required by, or the failure to take any specific action prohibited by this Agreement, except, in the case of the foregoing clauses (i), (ii), (v) and (vi), to the extent that such event, change, circumstance, effect, development or state of facts affects Parent and its Subsidiaries in a materially disproportionate manner when compared to the effect of such event, change, circumstance, effect, development or state of facts on other Persons in the industry in which Parent and its Subsidiaries operate, provided further, that the exception in the foregoing clause (iv) will not be deemed to apply to references to Parent Material Adverse Effect in the representations and warranties set forth in Sections 4.3 and 4.4, and to the extent related to Sections 4.3 and 4.4, the condition set forth in Section 8.3(a); or (b) would prevent or materially impair or materially delay the ability of Parent to perform its obligations under this Agreement or to consummate the transactions contemplated hereby.

“Parent Material Contract” shall have the meaning set forth in Section 4.16.

“Parent Option” means each option to purchase Parent Common Stock outstanding under any Parent Stock Plan or otherwise.

“Parent Organizational Documents” shall mean the Amended and Restated Articles of Incorporation and the Amended and Restated Bylaws of Parent, together with all amendments thereto.

“Parent Owned Intellectual Property” shall mean all Intellectual Property owned by Parent or any Subsidiary.

“Parent Owned Real Property” shall mean all material real property owned by Parent and its Subsidiaries.

“Parent Preferred Stock” shall have the meaning set forth in Section 4.6(a).

“Parent Property” shall mean the Parent Leased Real Property and Parent Owned Real Property.

“Parent Registered Intellectual Property” shall mean all material issued Patents, registered trademarks and service marks, registered copyrights, and applications for any of the foregoing, in each case issued by, filed with, or recorded by, any Governmental Entity and constituting Parent Owned Intellectual Property.

“Parent Restricted Stock Award” shall mean any award of restricted Parent Common Stock outstanding under any Parent Stock Plan or otherwise.

“Parent RSU Award” shall mean an award under any Parent Stock Plan or otherwise of restricted stock units denominated in shares of Parent Common Stock.

“Parent SEC Reports” shall have the meaning set forth in Section 4.8(a).

“Parent Series L Shares” shall have the meaning set forth in Section 4.6(a).

“Parent Shareholders Meeting” shall have the meaning set forth in Section 3.28.

“Parent Share Issuance” shall have the meaning set forth in Section 3.28.

“Parent Stock Plan” shall mean, collectively, the Amended and Restated CenturyLink, Inc. 2005 Directors Stock Plan, the CenturyLink, Inc. 2011 Equity Incentive Plan, the Qwest Communications International Inc. Equity Incentive Plan Amended and Restated Effective May 23, 2007, the Embarq Corporation 2006 Equity Incentive Plan, the Amended and Restated 2003 Incentive Compensation Plan (Legacy Savvis Plan) and the 1999 Stock Option Plan as amended (Legacy Savvis Plan).

“Parent Superior Proposal” shall have the meaning set forth in Section 7.4(g).

“Parent Termination Fee” shall have the meaning set forth in Section 9.2(d).

“Patents” shall mean all patent and patent applications in any jurisdiction, and all re-issues, reexamine applications, continuations, divisionals, continuations-in-part or extensions of any of the foregoing.

“PBGC” shall have the meaning set forth in Section 3.18(c).

“Permitted Liens” shall mean (a) liens for utilities and current Taxes not yet due and payable or being contested in good faith, (b) mechanics’, carriers’, workers’, repairers’, materialmen’s, warehousemen’s, lessor’s, landlord’s and other similar liens arising or incurred in the ordinary course of business not yet due and payable or being contested in good faith, (c) liens for Taxes, assessments, or governmental charges or levies on a Person’s properties if the same shall not at the time be delinquent or thereafter can be paid without penalty or are being contested in good faith by appropriate proceedings and for which appropriate reserves have been included on the balance sheet of the applicable Person, (d) Liens disclosed on the existing title policies, title commitments and/or surveys which have been previously provided or made available to Parent or the Company, as applicable, none of which materially interfere with the business of Parent or its Subsidiaries or the Company or its Subsidiaries, as applicable, or the operation of the property as presently conducted to which they apply, (e) Liens arising out of pledges or deposits under worker’s compensation laws, unemployment insurance, old age pensions or other social security or retirement benefits or similar legislation, (f) deposits securing liability to insurance carriers under insurance or self-insurance arrangements, (g) deposits, Liens and pledges to secure the performance of bids, tenders, trade contracts (other than contracts for indebtedness for borrowed money), leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business, (h) Liens arising from protective filings, (i) Liens securing Indebtedness of the Company and its Subsidiaries or Parent and its Subsidiaries, as applicable, provided that such Indebtedness and such liens shall be in existence on the date hereof, (j) zoning restrictions, servitudes, easements, rights-of-way, restrictions and other similar charges or encumbrances incurred in the ordinary course of business which, in the aggregate, do not materially detract from the value of the property subject thereto or materially interfere with the ordinary conduct of the business of such Person or its Subsidiaries and (k) other Liens incidental to the conduct of such Person’s and its Subsidiaries’ businesses or the ownership of its property not securing any Indebtedness, and which, in the aggregate, do not materially detract from the value of the property subject thereto or materially interfere with the ordinary conduct of the business of such Person or its Subsidiaries.

“Person” shall mean an individual, corporation, limited liability company, partnership, association, trust, other entity or group (as defined in the Exchange Act).

“Proceeding” shall have the meaning set forth in Section 6.3(a).

“Registration Statement” shall have the meaning set forth in Section 7.1(a).

“Regulatory Law” shall have the meaning set forth in Section 7.3(b).

“Required Company Vote” shall have the meaning set forth in Section 3.30.

“Required Financial Information” shall have the meaning set forth in Section 7.11(i).

“Required Indebtedness” shall have the meaning set forth in Section 4.22.

“Required Parent Vote” shall have the meaning set forth in Section 4.26.

“Rights Agreement” means that certain rights agreement, dated as of April 10, 2011, as amended, between the Company and Wells Fargo Bank, N.A., as rights agent, as amended.

“Sarbanes-Oxley Act” shall have the meaning set forth in Section 3.15(b).

“SEC” shall mean the United States Securities and Exchange Commission.

“Secretary of State” shall have the meaning set forth in Section 1.3.

“Section 721” shall have the meaning set forth in Section 7.3(d)(i).

“Securities Act” shall have the meaning set forth in Section 3.4.

“Specified Material Adverse Effect” shall have the meaning set forth in Section 7.3(b).

“State Regulators” shall mean the state or local public service or public utility commissions or other similar state or local regulatory bodies.

“Stock Consideration” shall have the meaning set forth in Section 1.7(a)(i).

“Stockholder” shall have the meaning set forth in the Recitals.

“Subsequent Certificate of Merger” shall have the meaning set forth in Section 1.3.

“Subsequent Effective Time” shall have the meaning set forth in Section 1.3.

“Subsequent Merger” shall have the meaning set forth in the Recitals.

“Subsidiary” when used with respect to any Person shall mean (a) any corporation, partnership or other organization, whether incorporated or unincorporated, (i) of which such Person or any other Subsidiary of such Person is a general partner (excluding partnerships, the general partnership interests of which held by such Person or any Subsidiary of such Person do not have a majority of the voting interests in such partnership) or (ii) at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries, or (b) any partnership, limited liability company, association, joint venture or other business entity, of which at least 50% of the partnership, joint venture or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof.

“Surviving Company” shall have the meaning set forth in Section 1.1.

“Surviving Corporation” shall have the meaning set forth in Section 1.1.

“Tax Return” shall mean any report, return, information return, filing, claim for refund or other information, including any schedules or attachments thereto, and any amendments to any of the foregoing filed or required to be filed with a taxing authority in connection with Taxes.

“Taxes” shall mean all U.S. federal, state, or local or non-U.S. taxes, including, without limitation, income, gross income, gross receipts, production, excise, employment, sales, use, transfer, ad valorem, value added, profits, license, capital stock, franchise, severance, stamp, withholding, Social Security, employment, unemployment, disability, worker’s compensation, payroll, utility, windfall profit, personal property, real property, taxes and tax-like charges required to be collected from customers on the sale of services, registration, alternative or add-on minimum, estimated, and other taxes, governmental and regulatory fees, including universal service fees or like charges of any kind whatsoever, including any interest, penalties or additions thereto; and “Tax” shall mean any one of them.

“Team Telecom Agencies” shall have the meaning set forth in Section 3.4.

“Termination Date” shall have the meaning set forth in Section 9.1(b).

“the other party” shall mean, with respect to the Company, Parent and shall mean, with respect to Parent, the Company.

“Treasury Regulations” shall have the meaning set forth in the Recitals hereto.

“Uncertificated Company Stock” shall have the meaning set forth in Section 1.7(a)(ii).

“Vendor” shall have the meaning set forth in Section 3.17(c).

“Vendor Contracts” shall have the meaning set forth in Section 3.17(c).

“WARN” shall have the meaning set forth in Section 3.22(d).

“Wholly Owned Subsidiary” of any specified Person shall mean a Subsidiary of such Person all of the outstanding capital stock or other ownership interests (other than directors’ qualifying shares) of which will at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.

CENTURYLINK, INC.

By:	/s/ Glen F. Post, III
Name: Glen F. Post, III
Title: Chief Executive Officer and President

WILDCAT MERGER SUB 1 LLC

By:	/s/ Stacey W. Goff
Name: Stacey W. Goff
Title: Executive Vice President and General Counsel

WWG MERGER SUB LLC

By:	/s/ Stacey W. Goff
Name: Stacey W. Goff
Title: Executive Vice President and General Counsel

LEVEL 3 COMMUNICATIONS, INC.

By:	/s/ Jeff K. Storey
Name: Jeff K. Storey
Title: President & Chief Executive Officer